International Development Corp.
                         534 Delaware Avenue, Suite 412
                             Buffalo, New York 14202
                               Tel. (416) 490-0254



                                 January 6, 2006

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

     Re:  International  Development  Corp.
          Preliminary  Information  Statement  on  Schedule  14C
          Form 10-KSB/A for the Fiscal Year Ended August 31, 2004 File No. 000-31343

Dear Ms. Long:

     With respect to the above-captioned matter, please be advised that International Development Corp. (the "Company") has amended its Form 10-KSB/A for the Fiscal Year Ended August 31, 2004 to reflect the changes required therein as requested by you. We have also amended our Preliminary Schedule 14C as requested. Please be advised that the Company is not going to sell the Freshwater subsidiary as originally proposed. Consequently, there is no need for discussion with respect to the proposed sale. Copies of both filings with the changes noted thereon are included for your convenience.

     The  Company  hereby  acknowledges  the  following:

     - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any questions or comments about this letter to the undersigned at the address and telephone number indicated above, as well as the Company's attorney, Norman T. Reynolds, Esq. at 815 Walker Street, Suite 1250, Houston, Texas 77002, telephone (713) 237-3135. Thank you.

                                            Very  Truly  Yours,



                                            Betty-Ann  Harland

Enclosures

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14C


                 INFORMATION STATEMENT PURSUANT TO SECTION 14(C)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

FILED BY THE REGISTRANT [X]

FILED BY PARTY OTHER THAN THE REGISTRANT [ ]

CHECK THE APPROPRIATE BOX:

[X]  Preliminary Information Statement
[_] Confidential, for Use of the Commission Only (as permitted by Rule 14c-5(d)(2))
[_]  Definitive Information Statement

                         INTERNATIONAL DEVELOPMENT CORP.
                (Name of Registrant as specified in its charter)

PAYMENT OF FILING FEE (CHECK THE APPROPRIATE BOX):

[X]  No fee required.
(1)  Title of each class of securities to which transaction applies:
(2)  Aggregate number of securities to which transactions applies:
(3) Per unit price or other underlying value of transaction computed pursuant to exchange act rule 0-11:
(4)  Proposed maximum aggregate value of transaction:
(5)  Total fee paid:

[_]  Fee paid previously with preliminary materials.

[_] Check box if any part of the fee is offset as provided by exchange act rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
(1)  Amount previously paid:
(2)  Form, schedule or registration statement no.:
(3)  Filing party:
(4)  Date filed:

                         INTERNATIONAL DEVELOPMENT CORP.
                         534 DELAWARE AVENUE, SUITE 412
                             BUFFALO, NEW YORK 14202
                            TELEPHONE (416) 490-0254

                                October 17, 2005

To  Our  Stockholders:

     The purpose of this information statement is to inform the holders of record of shares of our common stock as of the close of business on the record date, September 30, 2005, that our board of directors has recommended, and that the holder of the majority of the voting power of our outstanding capital stock intends to vote on November 7, 2005 to approve the following:

     1. A grant of discretionary authority to our board of directors to implement a reverse split of the issued and outstanding shares of our common stock on the basis of one post-consolidation share for up to each 1,000 pre-consolidation shares to occur at some time within 60 days of the date of this information statement, with the exact time of the reverse split to be determined by the board of directors; and

     2. The International Development Corp. 2004 Stock Plan (the "Stock Plan"), adopted by the directors on December 13, 2004, with 550,000,000 shares in the aggregate authorized under the Stock Plan; and

     3. The transaction, described in the attached information statement (the "Transaction"), in which we will sell to Max Weissengruber, our president, chief operating officer and director, and D. Brian Robertson, our chief financial officer, one share of common stock, par value $0.001 per share, constituting 100 percent of the issued and outstanding shares of the capital stock of Freshwater Technologies, Inc., for a total purchase price of $60,210.33.

     As of the record date, 483,404,226 shares of our common stock were issued and outstanding. Each share of the common stock outstanding entitles the holder to one vote on all matters brought before the common stockholders. As of the record date 65,000 shares of our Series A preferred stock were issued and outstanding and 1,000,000 shares of our Series B preferred stock were issued and outstanding. Pursuant to our Certificate of Designation establishing Series A preferred stock, a holder of shares of the Series A preferred stock is entitled to the number of votes equal to the number of shares of the Series A preferred stock held by such holder multiplied by 200 on all matters submitted to a vote of our stockholders. Pursuant to our Certificate of Designation establishing Series B preferred stock, a holder of shares of the Series B preferred stock is entitled to the number of votes equal to the number of shares of the Series B preferred stock held by such holder multiplied by 500 on all matters submitted to a vote of our stockholders.

     We have a consenting stockholder, Betty-Ann Harland, our director and chief executive officer, who holds zero shares of our common stock, 65,000 shares of our Series A preferred stock and 1,000,000 shares of our Series B preferred stock. Therefore, Ms. Harland will have the power to vote 513,000,000 shares of our common stock, which number exceeds the majority of the issued and outstanding shares of the common stock on the record date.

     Ms. Harland will vote in favor of the grant of the discretionary authority to our board of directors to effect a reverse stock split of our common stock and for the approval of the Stock Plan and of the Transaction. Ms. Harland will have the power to pass the proposed corporate actions without the concurrence of any of our other stockholders.

     WE ARE NOT ASKING FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

     We  appreciate  your  continued interest in International Development Corp.

                                   Very  truly  yours,

                                   /s/  Betty-Ann  Harland

                                   Betty-Ann  Harland
                                   Chief  Executive  Officer

                        INTERNATIONAL DEVELOPMENT CORP.
                         534 DELAWARE AVENUE, SUITE 412
                            BUFFALO, NEW YORK 14202
                            TELEPHONE (416) 490-0254

                              INFORMATION STATEMENT

     WE  ARE  NOT  ASKING  YOU  FOR  A PROXY AND YOU ARE REQUESTED NOT TO SEND A
PROXY.

     This information statement is furnished to the holders of record at the close of business on the record date, September 30, 2005, to inform our stockholders that our board of directors has recommended, and that the holder of the majority of the voting power of our outstanding capital stock intends to vote on November 7, 2005 to approve the following:

     1. A grant of discretionary authority to our board of directors to implement a reverse split of the issued and outstanding shares of our common stock on the basis of one post-consolidation share for up to each 1,000 pre-consolidation shares to occur at some time within 60 days of the date of this information statement, with the exact time of the reverse split to be determined by the board of directors; and

     2. The International Development Corp. 2004 Stock Plan (the "Stock Plan"), adopted by the directors on December 13, 2004, with 550,000,000 shares in the aggregate authorized under the Stock Plan; and

     3. The transaction, described in the attached information statement (the "Transaction"), in which we will sell to Max Weissengruber, our president, chief operating officer and director, and D. Brian Robertson, our chief financial officer, one share of common stock, par value $0.001 per share, constituting 100 percent of the issued and outstanding shares of the capital stock of Freshwater Technologies, Inc., for a total purchase price of $60,210.33.

     As of the record date, 483,404,226 shares of our common stock were issued and outstanding. Each share of the common stock outstanding entitles the holder to one vote on all matters brought before the common stockholders. As of the record date 65,000 shares of our Series A preferred stock were issued and outstanding and 1,000,000 shares of our Series B preferred stock were issued and outstanding. Pursuant to our Certificate of Designation establishing Series A preferred stock, a holder of shares of the Series A preferred stock is entitled to the number of votes equal to the number of shares of the Series A preferred stock held by such holder multiplied by 200 on all matters submitted to a vote of our stockholders. Pursuant to our Certificate of Designation establishing Series B preferred stock, a holder of shares of the Series B preferred stock is entitled to the number of votes equal to the number of shares of the Series B preferred stock held by such holder multiplied by 500 on all matters submitted to a vote of our stockholders.

     We have a consenting stockholder, Betty-Ann Harland, our director and chief executive officer, who holds zero shares of our common stock, 65,000 shares of our Series A preferred stock and 1,000,000 shares of our Series B preferred stock. Therefore, Ms. Harland will have the power to vote 513,000,000 shares of our common stock, which number exceeds the majority of the issued and outstanding shares of the common stock on the record date.

     Ms. Harland will vote in favor of the grant of the discretionary authority to our board of directors to effect a reverse stock split of our common stock and for the approval of the Stock Plan and of the Transaction. Ms. Harland will have the power to pass the proposed corporate actions without the concurrence of any of our other stockholders.

     This information statement will be sent on or about October 17, 2005 to our stockholders of record who do not sign the majority written consent described herein.

                                VOTING SECURITIES

     In accordance with our bylaws, our board of directors has fixed the close of business on September 30, 2005 as the record date for determining the stockholders entitled to notice of the above noted actions. The grant of discretionary authority to the directors with respect to the reverse split, the Stock Plan and the Transaction will be approved if the number of votes cast in favor of the proposed corporate actions exceeds the number of votes cast in opposition to the proposed corporate actions. A majority of the voting power, which includes the voting power that is present in person or by proxy, constitutes a quorum for the transaction of business.

     As of the record date, 483,404,226 shares of our common stock were issued and outstanding. Each share of the common stock outstanding entitles the holder to one vote on all matters brought before the common stockholders. As of the record date 65,000 shares of our Series A preferred stock were issued and outstanding and 1,000,000 shares of our Series B preferred stock were issued and outstanding. Pursuant to our Certificate of Designation establishing Series A preferred stock, a holder of shares of the Series A preferred stock is entitled to the number of votes equal to the number of shares of the Series A preferred stock held by such holder multiplied by 200 on all matters submitted to a vote of our stockholders. Pursuant to our Certificate of Designation establishing Series B preferred stock, a holder of shares of the Series B preferred stock is entitled to the number of votes equal to the number of shares of the Series B preferred stock held by such holder multiplied by 500 on all matters submitted to a vote of our stockholders.

     We have a consenting stockholder, Betty-Ann Harland, our director and chief executive officer, who holds zero shares of our common stock, 65,000 shares of our Series A preferred stock and 1,000,000 shares of our Series B preferred stock. Therefore, Ms. Harland will have the power to vote 513,000,000 shares of our common stock, which number exceeds the majority of the issued and outstanding shares of the common stock on the record date.

     Ms. Harland will vote in favor of the grant of the discretionary authority to our board of directors to effect a reverse stock split of our common stock and for the approval of the Stock Plan and of the Transaction. Ms. Harland will have the power to pass the proposed corporate actions without the concurrence of any of our other stockholders.

DISTRIBUTION  AND  COSTS

     We will pay all costs associated with the distribution of this information statement, including the costs of printing and mailing. In addition, we will only deliver one information statement to multiple security holders sharing an address, unless we have received contrary instructions from one or more of the security holders. Also, we will promptly deliver a separate copy of this information statement and future stockholder communication documents to any security holder at a shared address to which a single copy of this information statement was delivered, or deliver a single copy of this information statement and future stockholder communication documents to any security holder or holders sharing an address to which multiple copies are now delivered, upon written request to us at our address noted above.

     Security holders may also address future requests regarding delivery of information statements and/or annual reports by contacting us at the address noted above.

DISSENTERS'  RIGHT  OF  APPRAISAL

     Nevada law provides for a right of a stockholder to dissent to the proposed reverse stock split and obtain appraisal of or payment for such stockholder's shares. See "Proposal 1 - Dissent Rights of Our Stockholders."

           GRANT OF DISCRETIONARY AUTHORITY TO THE BOARD OF DIRECTORS
             TO IMPLEMENT A ONE FOR UP TO 1,000 REVERSE STOCK SPLIT
                                  (PROPOSAL 1)

     Our board of directors has adopted a resolution to seek stockholder approval of discretionary authority to our board of directors to implement a reverse split for the purpose of increasing the market price of our common stock. The reverse split exchange ratio that the board of directors approved and deemed advisable and for which it is seeking stockholder approval is up to 1,000 pre-consolidation shares for each one post-consolidation share, with the reverse split to occur within 60 days of the date of this information statement, the exact time of the reverse split to be determined by the directors in their discretion. Approval of this proposal would give the board authority to implement the reverse split the issued and outstanding shares of our common stock on the basis of up to 1,000 pre-consolidation shares for each one post-consolidation share at any time it determined within 60 days of the date of this information statement. In addition, approval of this proposal would also give the board authority to decline to implement a reverse split.

     Our board of directors believes that stockholder approval of a range for the exchange ratio of the reverse split (as contrasted with approval of a specified ratio of the split) provides the board of directors with maximum flexibility to achieve the purposes of a stock split, and, therefore, is in the best interests of our stockholders. The actual ratio for implementation of the reverse split would be determined by our board of directors based upon its evaluation as to what ratio of pre-consolidation shares to post-consolidation shares would be most advantageous to us and our stockholders.

     Our board of directors also believes that stockholder approval of a 60-days range for the effectuation of the reverse split (as contrasted with approval of a specified time of the split) provides the board of directors with maximum flexibility to achieve the purposes of a stock split, and, therefore, is in the best interests of our stockholders. The actual timing for implementation of the reverse split would be determined by our board of directors based upon its evaluation as to when and whether such action would be most advantageous to us and our stockholders.

     If you approve the grant of discretionary authority to our board of directors to implement a reverse split and the board of directors decides to implement the reverse split, we will effect a reverse split of our then issued and outstanding common stock on the basis of up to 1,000 pre-consolidation shares for each one post-consolidation share.

     The board of directors believes that the higher share price that might initially result from the reverse stock split could help generate interest in International Development Corp. among investors and thereby assist us in raising future capital to fund our operations or make acquisitions.

     Stockholders should note that the effect of the reverse split upon the market price for our common stock cannot be accurately predicted. In particular, if we elect to implement a reverse stock split, there is no assurance that prices for shares of our common stock after a reverse split will be up to 1,000 times greater than the price for shares of our common stock immediately prior to the reverse split, depending on the ratio of the split. Furthermore, there can be no assurance that the market price of our common stock immediately after a reverse split will be maintained for any period of time. Moreover, because some investors may view the reverse split negatively, there can be no assurance that the reverse split will not adversely impact the market price of our common stock or, alternatively, that the market price following the reverse split will either exceed or remain in excess of the current market price.

EFFECT  OF  THE  REVERSE  SPLIT

     The reverse split would not affect the registration of our common stock under the Securities Exchange Act of 1934, as amended, nor will it change our periodic reporting and other obligations thereunder.

     The voting and other rights of the holders of our common stock would not be affected by the reverse split (other than as described below). For example, a holder of 0.5 percent of the voting power of the outstanding shares of our common stock immediately prior to the effective time of the reverse split would continue to hold 0.5 percent of the voting power of the outstanding shares of our common stock after the reverse split. The number of stockholders of record would not be affected by the reverse split (except as described below).

     The authorized number of shares of our common stock and the par value of our common stock under our articles of incorporation would remain the same following the effective time of the reverse split.

     The number of shares of our common stock issued and outstanding would be reduced following the effective time of the reverse split in accordance with the following formula: if our directors decide to implement a one for 1,000 reverse split, every 1,000 shares of our common stock owned by a stockholder will automatically be changed into and become one new share of our common stock, with 1,000 being equal to the exchange ratio of the reverse split, as determined by the directors in their discretion.

     Stockholders should recognize that if a reverse split is effected, they will own a fewer number of shares than they presently own (a number equal to the number of shares owned immediately prior to the effective time divided by the one for 1,000 exchange ratio, or such lesser exchange ratio as may be determined by our directors, subject to adjustment for fractional shares, as described below).

CASH  PAYMENT  IN  LIEU  OF  FRACTIONAL  SHARES

     In lieu of any fractional shares to which a holder of our common stock would otherwise be entitled as a result of the reverse split, we shall pay cash equal to such fraction multiplied by the average of the high and low trading prices of the our common stock on the OTCBB during regular trading hours for the five trading days immediately preceding the effectiveness of the reverse split.

     The reverse split may reduce the number of holders of post-reverse split shares as compared to the number of holders of pre-reverse split shares to the extent that there are stockholders presently holding fewer than 1,000 shares (or such lesser number as may be determined by our directors). However, the intention of the reverse split is not to reduce the number of our stockholders. In fact, we do not expect that the reverse split will result in any material reduction in the number of our stockholders.

     We currently have no intention of going private, and this proposed reverse stock split is not intended to be a first step in a going private transaction and will not have the effect of a going private transaction covered by Rule 13e-3 of the Exchange Act. Moreover, the proposed reverse stock split does not increase the risk of us becoming a private company in the future.

     Issuance of Additional Shares. The number of authorized but unissued shares of our common stock effectively will be increased significantly by the reverse split of our common stock.

     If we elect to implement a one for 500 reverse split, based on 483,404,226 shares of our common stock outstanding on the record date, and the 800,000,000 shares of our common stock that are currently authorized under our articles of incorporation, 316,595,774 shares of our common stock remain available for issuance prior to the reverse split taking effect. A one for 500 reverse split would have the effect of decreasing the number of our outstanding shares of our common stock from 483,404,226 to 966,808 shares.

     Based on the 800,000,000 shares of our common stock that are currently authorized under our articles of incorporation, if we elect to implement a one for 500 reverse stock split, the reverse split, when implemented, would have the effect of increasing the number of authorized but unissued shares of our common stock from 316,595,774 to 799,033,192 shares.

     If we elect to implement a one for 1,000 reverse split, based on the 483,404,226 shares of our common stock outstanding on the record date, and the 800,000,000 shares of our common stock that are currently authorized under our articles of incorporation, 316,595,774 shares of our common stock remain available for issuance prior to the reverse split taking effect. A one for 1,000 reverse split would have the effect of decreasing the number of our outstanding shares of our common stock from 483,404,226 to 483,404 shares.

     Based on the 800,000,000 shares of our common stock that are currently authorized under our articles of incorporation, if we elect to implement a one for 1,000 reverse stock split, the reverse split, when implemented, would have the effect of increasing the number of authorized but unissued shares of our common stock from 316,595,774 to 799,516,596 shares

     The issuance in the future of such additional authorized shares may have the effect of diluting the earnings per share and book value per share, as well as the stock ownership and voting rights, of the currently outstanding shares of our common stock.

     The effective increase in the number of authorized but unissued shares of our common stock may be construed as having an anti-takeover effect by permitting the issuance of shares to purchasers who might oppose a hostile takeover bid or oppose any efforts to amend or repeal certain provisions of our articles of incorporation or bylaws. Such a use of these additional authorized shares could render more difficult, or discourage, an attempt to acquire control of us through a transaction opposed by our board of directors. At this time, our board does not have plans to issue any common shares resulting from the effective increase in our authorized but unissued shares generated by the reverse split.

FEDERAL  INCOME  TAX  CONSEQUENCES

     We  will  not  recognize any gain or loss as a result of the reverse split.

     The following description of the material federal income tax consequences of the reverse split to our stockholders is based on the Internal Revenue Code of 1986, as amended, applicable Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practices as in effect on the date of this information statement. Changes to the laws could alter the tax consequences described below, possibly with retroactive effect. We have not sought and will not seek an opinion of counsel or a ruling from the Internal Revenue Service regarding the federal income tax consequences of the reverse split. This discussion is for general information only and does not discuss the tax consequences that may apply to special classes of taxpayers (e.g., non-residents of the United States, broker/dealers or insurance companies). The state and local tax consequences of the reverse split may vary significantly as to each stockholder, depending upon the jurisdiction in which such stockholder resides. You are urged to consult your own tax advisors to determine the particular consequences to you.

     We believe that the likely federal income tax effects of the reverse split will be that a stockholder who receives solely a reduced number of shares of our common stock will not recognize gain or loss. With respect to a reverse split, such a stockholder's basis in the reduced number of shares of our common stock will equal the stockholder's basis in his old shares of our common stock.

EFFECTIVE  DATE

     If the proposed reverse split is approved and the board of directors elects to proceed with a reverse split, the split would become effective as of 5:00 p.m. Nevada time on the date the split is approved by our board of directors which in any event shall not be later than 60 days from the date of this information statement. Except as explained herein with respect to fractional shares and stockholders who currently hold fewer than 1,000 shares, or such lesser amount as we may determine, on such date, all shares of our common stock that were issued and outstanding immediately prior thereto will be, automatically and without any action on the part of the stockholders, converted into new shares of our common stock in accordance with the one for 1,000 exchange ratio or such other exchange ratio as we determine.

RISKS  ASSOCIATED  WITH  THE  REVERSE  SPLIT

     This information statement includes forward-looking statements including statements regarding our intent to solicit approval of a reverse split, the timing of the proposed reverse split and the potential benefits of a reverse split, including, but not limited to, increased investor interest and the potential for a higher stock price. The words "believe," "expect," "will," "may" and similar phrases are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions, and are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The risks include that we may not have sufficient resources to continue as a going concern; any significant downturn in our industry or in general business conditions would likely result in a reduction of demand for our products or services and would be detrimental to our business; we will be unable to achieve profitable operations unless we increase quarterly revenues or make further cost reductions; a loss of or decrease in purchases by one of our significant customers could materially and adversely affect our revenues and profitability; the loss of key personnel could have a material adverse effect on our business; the large number of shares available for future sale could adversely affect the price of our common stock; and the volatility of our stock price. For a discussion of these and other risk factors, see our annual report on Form 10-KSB for the year ended August 31, 2004, as amended, and other filings with the Securities and Exchange Commission.

     If approved and implemented, the reverse stock split will result in some stockholders owning "odd-lots" of less than 100 common shares of our stock on a post-consolidation basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell than shares in "even lots" of even multiples of 100 shares.

DISSENT RIGHTS OF OUR STOCKHOLDERS

     Under Nevada law, our stockholders are entitled, after complying with certain requirements of Nevada law, to dissent from the approval of the authority with respect to the reverse stock split, pursuant to Sections 92A.300 to 92A.500, inclusive, of the NRS and to be paid the "fair value" of their shares of International Development Corp. common stock in cash by complying with the procedures set forth in Sections 92A. 380 to 92A. 450 of the NRS. Set forth below is a summary of the procedures relating to the exercise of dissenters' rights by our stockholders. This summary does not purport to be a complete statement of the provisions of Sections 92A. 380 to 92A. 450 of the NRS and is
qualified in its entirety by reference to such provisions, which are contained in Attachment B to this information statement.
    -------------

     Any stockholder who wants to exercise dissenters' rights must deliver written notice to us, before the date the authority with respect to the reverse stock split is voted upon, stating that the stockholder intends to demand payment for his shares of our common stock if the authority to directors with respect to the reverse stock split is approved (Section 92A.420.1(a) of the NRS). In addition, the stockholder must not vote his shares in favor of the authority with respect to the reverse stock split (Section 92A.420.1(b) of the NRS).

     Notices transmitted before the vote should be addressed to International Development Corp., 534 Delaware Avenue, Suite 412, Buffalo, New York 14202. Stockholders who vote in favor of the authority with respect to the reverse stock split will be deemed to have waived their dissenter's rights.

     A stockholder whose shares of our common stock are held in "street name" or in the name of anyone other than the stockholder must obtain written consent from the person or firm in whose name the shares are registered, allowing the stockholder to file the notice demanding payment for the shares in question, and must deliver the consent to us no later than the time that dissenter's rights are asserted (Section 92A.400.2(a) of the NRS). Also, the dissent must be asserted as to all shares of our common stock that the stockholder beneficially owns or has power to vote on the record date (Section 92A.400.2(b) of the NRS).

     Any stockholder who does not complete the requirements of Sections 92A.400 and 92A.420.1(a) and (b) of the NRS as described above is not entitled to payment for his shares of International Development Corp.'s common stock (Section 92A.420.2 of the NRS).

VOTE REQUIRED

     Once a quorum is present and voting, the grant of discretionary authority to our directors to implement a reverse stock split will be approved if the number of votes cast in favor of the grant of authority exceeds the number of votes cast in opposition to the grant of authority.

     The board of directors recommends a vote FOR approval of the grant of discretionary authority to our directors to implement a reverse stock split, as described in Attachment A hereto.
               -------------

                             APPROVAL OF STOCK PLAN
                                  (PROPOSAL 2)

     Our majority stockholder intends to approve the 2004 Stock Plan of International Development Corp. (the "Stock Plan").

     As of the record date 550,000,000 shares of our common stock have been issued under the Stock Plan.

     The following is a summary of the principal features of the Stock Plan. A copy of the Stock Plan is attached to this information statement as Attachment
                                                                      ----------
C. Any stockholder who wishes to obtain copies of the Stock Plan may also do so upon written request to our corporate secretary at our principal executive offices in Buffalo, New York.

-     PURPOSE  OF  THE  STOCK  PLAN

     The purpose of the Stock Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of International Development Corp. and our subsidiaries, by offering them an opportunity to participate in our future performance through awards of options, restricted stock and stock bonuses.

     The Stock Plan was administered by the compensation committee of the board of directors.

     Number of Shares Available. Subject to certain provisions of the Stock Plan, the total aggregate number of shares of our common stock reserved and available for grant and issuance pursuant to the Stock Plan is 550,000,000 plus shares of our common stock that are subject to:

- Issuance upon exercise of an option but cease to be subject to such option for any reason other than exercise of such option;

- An award granted but forfeited or repurchased by International Development Corp. at the original issue price; and

- An award that otherwise terminates without shares of our common stock being issued. At all times, International Development Corp. shall reserve and keep available a sufficient number of shares of our common stock as shall be required to satisfy the requirements of all outstanding options granted under the Stock Plan and all other outstanding but unvested awards granted under the Stock Plan.

ELIGIBILITY

     Incentive Stock Options and Awards may be granted only to employees (including, officers and directors who are also employees) of International
Development  Corp.  or  of  a  parent or subsidiary of International Development
Corp.

DISCRETIONARY  OPTION  GRANT  PROGRAM

     The committee may grant options to eligible persons and will determine whether such options will be Incentive Stock Options ("ISO") or Nonqualified Stock Options ("NQSOs"), the number of shares of our common stock subject to the option, the exercise price of the option, the period during which the option may be exercised, and all other terms and conditions of the option, subject to the following.

     Form of Option Grant. Each option granted under the Stock Plan is evidenced by an Award Agreement that will expressly identify the option as an ISO or an NQSO (the "Option Agreement"), and will be in such form and contain such provisions (which need not be the same for each participant) as the committee may from time to time approve, and which will comply with and be subject to the terms and conditions of the Stock Plan.

     Date of Grant. The date of grant of an option is the date on which the committee makes the determination to grant such option, unless otherwise specified by the committee. The Option Agreement and a copy of the applicable Stock Plan is delivered to the participant within a reasonable time after the granting of the option.

     Exercise Period. Options may be exercisable within the times or upon the events determined by the committee as set forth in the Stock Option Agreement governing such option; provided, however, that no option will be exercisable after the expiration of 10 years from the date the option is granted. For further restrictions on the Exercise Periods, please refer to the Stock Plan.

     Exercise Price. The exercise price of an option is determined by the committee when the option is granted and may be not less than 85 percent of the fair market value of the shares of our common stock on the date of grant; provided that the exercise price of any ISO granted to a Ten Percent Stockholder as defined in the Stock Plan is not less than 110 percent of the fair market value of the shares of our common stock on the date of grant. Payment for the shares of our common stock purchased may be made in accordance with the Stock Plan.

     Method of Exercise. Options may be exercised only by delivery to International Development Corp. of a written stock option exercise agreement (the "Notice and Agreement of Exercise") in a form approved by the committee, together with payment in full of the exercise price for the number of shares of our common stock being purchased.

     Termination. Notwithstanding the exercise periods set forth in the Stock Option Agreement, exercise of an option is always subject to the following:

- Upon an Employee's Retirement, Disability (as those terms are defined in the Stock Plan) or death, (a) all Stock Options to the extent then presently exercisable shall remain in full force and effect and may be exercised pursuant to the provisions thereof, and (b) unless otherwise provided by the committee, all Stock Options to the extent not then presently exercisable by the Employee shall terminate as of the date of such termination of employment and shall not be exercisable thereafter. Unless employment is terminated for Cause, as defined by applicable law, the right to exercise in the event of termination of employment, to the extent that the optionee is entitled to exercise on the date the employment terminates as follows:

- At least six months from the date of termination if termination was caused by death or disability.

- At least 30 days from the date of termination if termination was caused by other than death or disability.

- Upon the termination of the employment of an Employee for any reason other than those specifically set forth in the Stock Plan, (a) all Stock Options to the extent then presently exercisable by the Employee shall remain exercisable only for a period of 90 days after the date of such termination of employment (except that the 90 day period shall be extended to 12 months if the Employee shall die during such 90 day period), and may be exercised pursuant to the provisions thereof, including expiration at the end of the fixed term thereof, and (b) unless otherwise provided by the committee, all Stock Options to the extent not then presently exercisable by the Employee shall terminate as of the date of such termination of employment and shall not be exercisable thereafter.

     Limitations on Exercise. The committee may specify a reasonable minimum number of shares of our common stock that may be purchased on any exercise of an option, provided that such minimum number will not prevent the participant from exercising the option for the full number of shares of our common stock for which it is then exercisable. Subject to the provisions of the Stock Plan, the Employee has the right to exercise his Stock Options at the rate of at least 33-1/3 percent per year over three years from the date the Stock Option is granted.

     Limitations on ISO. The aggregate fair market value (determined as of the date of grant) of shares of our common stock with respect to which ISOs are exercisable for the first time by a participant during any calendar year (under the Stock Plan or under any other ISO plan of International Development Corp., or the parent or any subsidiary of International Development Corp.) will not exceed $100,000.00. In the event that the Internal Revenue Code or the regulations promulgated thereunder are amended after the effective date of the Stock Plan to provide for a different limit on the fair market value of shares of our common stock permitted to be subject to ISO, such different limit will be automatically incorporated in the Stock Plan and will apply to any options granted after the effective date of such amendment.

     Modification, Extension or Renewal. The committee may modify or amend any Award under the Stock Plan or waive any restrictions or conditions applicable to the Award; provided, however, that the committee may not undertake any such modifications, amendments or waivers if the effect thereof materially increases the benefits to any Employee, or adversely affects the rights of any Employee without his consent.

STOCKHOLDER  RIGHTS  AND  OPTION  TRANSFERABILITY

     Awards granted under the Stock Plan, including any interest, are not transferable or assignable by the participant, and may not be made subject to execution, attachment or similar process, other than by will or by the laws of descent and distribution.

GENERAL  PROVISIONS

     Adoption and Stockholder Approval. The Stock Plan became effective on the date they were adopted by the board of directors of International Development Corp. (the "effective date"). The Stock Plan must be approved by the stockholders of International Development Corp. within 12 months before or after the date of adoption and the committee may grant Awards pursuant to the Stock Plan upon the effective date.

     Term of Stock Plan/Governing Law. Unless earlier terminated as provided, the Stock Plan will terminate 10 years from the date of adoption, or, if earlier, from the date of stockholder approval. The Stock Plan and all agreements thereunder shall be governed by and construed in accordance with the laws of the State of Nevada.

     Amendment or Termination of the Stock Plan. Our board of directors may at any time terminate or amend the Stock Plan including to preserve or come within any exemption from liability under Section 16(b) of the Exchange Act, as it may deem proper and in our best interest without further approval of our stockholders, provided that, to the extent required under Nevada law or to qualify transactions under the Stock Plan for exemption under Rule 16b-3 promulgated under the Exchange Act, no amendment to the Stock Plan shall be adopted without further approval of our stockholders and, provided, further, that if and to the extent required for the Stock Plan to comply with Rule 16b-3 promulgated under the Exchange Act, no amendment to the Stock Plan shall be made more than once in any six month period that would change the amount, price or timing of the grants of our common stock hereunder other than to comport with changes in the Code, the Employee Retirement Income Security Act of 1974, as amended, or the regulations thereunder. The board may terminate the Stock Plan at any time by a vote of a majority of the members thereof.


                                      -9

AWARD  OF  STOCK  BONUSES

     Award of Stock Bonuses. A Stock Bonus is an award of shares of our common stock (which may consist of Restricted Stock) for extraordinary services rendered to International Development Corp. or any parent or subsidiary of International Development Corp. Each Award under the Stock Plan consists of a grant of shares of our common stock subject to a restriction period (after which the restrictions shall lapse), which shall be a period commencing on the date the Award is granted and ending on such date as the committee shall determine (the "Restriction Period"). The committee may provide for the lapse of restrictions in installments, for acceleration of the lapse of restrictions upon the satisfaction of such performance or other criteria or upon the occurrence of such events as the committee shall determine, and for the early expiration of the Restriction Period upon an Employee's death, Disability or Retirement as defined in the Stock Plan or, following a Change of Control, upon termination of an Employee's employment by us without "Cause" or by the Employee for "Good Reason," as those terms are defined in the Stock Plan.

     Terms of Stock Bonuses. Upon receipt of an Award of shares of our common stock under the Stock Plan, even during the Restriction Period, an Employee is the holder of record of the shares and has all the rights of a stockholder with respect to such shares, subject to the terms and conditions of the Stock Plan and the Award.

FEDERAL  TAX  CONSEQUENCES

     Option Grants. Options granted under the Stock Plan may be either ISO which satisfy the requirements of Section 422 of the Code or NQSOs which are not intended to meet such requirements. The federal income tax treatment for the two types of options differs as discussed below.

     Incentive Stock Options. The optionee recognizes no taxable income at the time of the option grant, and no taxable income is generally recognized at the time the option is exercised. However, the exercise of an ISO (if the holding period rules set forth below are satisfied) will give rise to income includable by the optionee in his alternative minimum taxable income for purposes of the alternative minimum tax in an amount equal to the excess of the fair market value of the shares acquired on the date of the exercise of the option over the exercise price. The optionee will also recognize taxable income in the year in which the exercised shares are sold or otherwise made the subject of a taxable disposition. For federal tax purposes, dispositions are divided into two categories: (i) qualifying and (ii) disqualifying. A qualifying disposition occurs if the sale or other disposition is made after the optionee has held the shares for more than two years after the option grant date and more than one year after the exercise date. If either of these two holding periods is not satisfied, then a disqualifying disposition will result. In addition, the optionee must be an employee of International Development Corp. or a qualified subsidiary at all times between the date of grant and the date three months (one year in the case of disability) before exercise of the option (special rules apply in the case of the death of the optionee).

     Upon a qualifying disposition, the optionee will recognize long-term capital gain or loss in an amount equal to the difference between (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. If there is a disqualifying disposition of the shares, then the excess of (i) the lesser of the fair market value of those shares on the exercise date or the sale date and (ii) the exercise price paid for the shares will be taxable as ordinary income to the optionee. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the optionee.

     If the optionee makes a disqualifying disposition of the purchased shares, then we will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, equal to the excess of (i) the fair market value of such shares on the option exercise date or the sale date, if less, over (ii) the exercise price paid for the shares. In no other instance will we be allowed a deduction with respect to the optionee's disposition of the purchased shares.

     Nonqualified Stock Options. No taxable income is recognized by an optionee upon the grant of a NQSO. The optionee will in general recognize ordinary income in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income.

     If the shares acquired upon exercise of the NQSO are unvested and subject to repurchase, at the exercise price paid per share, by us in the event of the optionee's termination of service prior to vesting in those shares, then the optionee will not recognize any taxable income at the time of exercise but will have to report as ordinary income, as and when our repurchase right lapses, an amount equal to the excess of (i) the fair market value of the shares on the date the repurchase right lapses over (ii) the exercise price paid for the shares. The optionee may, however, elect under Section 83(b) of the Code to include as ordinary income in the year of exercise of the option an amount equal to the excess of (i) the fair market value of the purchased shares on the exercise date over (ii) the exercise price paid for such shares. If the Section 83(b) election is made, the optionee will not recognize any additional income as and when the repurchase right lapse and all subsequent appreciation in the shares generally would be eligible for capital gains treatment.

     We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised NQSO. The deduction will in general be allowed for our taxable year in which such ordinary income is recognized by the optionee.

     Direct Stock Issuance. With respect to the receipt of a stock award not subject to restriction, the participant would have ordinary income, at the time of receipt, in an amount equal to the difference between the fair market value of the stock received at such time and the amount, if any, paid by the holder for the stock award.

     With respect to the receipt of a stock award that is subject to restrictions, or certain repurchase rights of International Development Corp., unless the recipient of such stock award makes an "83(b) election" (as discussed below), there generally will be no tax consequences as a result of such a stock award until the shares are no longer subject to a substantial risk of forfeiture or are transferable (free of such risk). We intend that, generally, when the restrictions are lifted, the holder will recognize ordinary income, and we will be entitled to a deduction, equal to the difference between the fair market value of the shares at such time and the amount, if any, paid by the holder for the stock. Subsequently realized changes in the value of the stock generally will be treated as long-term or short-term capital gain or loss, depending on the length of time the shares are held prior to disposition of such shares. In general terms, if a holder makes an "83(b) election" (under Section 83(b) of the Code) upon the award of a stock award subject to restrictions (or certain repurchase rights of International Development Corp.), the holder will recognize ordinary income on the date of the award of the stock award, and we will be entitled to a deduction, equal to (i) the fair market value of such stock as though the stock were (A) not subject to a substantial risk of forfeiture or (B) transferable, minus (ii) the amount, if any, paid for the stock award. If an "83(b) election" is made, there will generally be no tax consequences to the holder upon the lifting of restrictions, and all subsequent appreciation in the stock award generally would be eligible for capital gains treatment.

ACCOUNTING  TREATMENT

     Option grants or stock issuances with exercise or issue prices less than the fair market value of the shares on the grant or issue date will result in a compensation expense to our earnings equal to the difference between the exercise or issue price and the fair market value of the shares on the grant or issue date. Such expense will be amortized against our earnings over the period that the option shares or issued shares are to vest.

     Option grants or stock issuances with exercise or issue prices equal to the fair market value of the shares at the time of issuance or grant generally will not result in any charge to our earnings, but International Development Corp, Inc., in accordance with Generally Accepted Accounting Principals, must disclose, in pro-forma statements to our financial statements, the impact those option grants would have upon our reported earnings (losses) were the value of those options treated as compensation expense. Whether or not granted at a discount, the number of outstanding options may be a factor in determining our earnings per share on a fully diluted basis.

     Should one or more optionee be granted stock appreciation rights that have no conditions upon exercisability other than a service or employment requirement, then such rights will result in a compensation expense to our earnings. Accordingly, at the end of each fiscal quarter, the amount (if any) by which the fair market value of the shares of common stock subject to such outstanding stock appreciation rights has increased from the prior quarter-end would be accrued as compensation expense, to the extent such fair market value is in excess of the aggregate exercise price in effect for those rights.

VOTE  REQUIRED

     Once a quorum is present and voting, a simple majority of the voting shares is required to approve the Stock Plan.

     Our board of directors recommends that stockholders vote FOR the approval of the Stock Plan.

     Information regarding the beneficial ownership of our common and preferred stock by management and the board of directors is noted below.

                           APPROVAL OF THE TRANSACTION
                                  (PROPOSAL 3)

     Our majority stockholder intends to approve the stock purchase transaction in which we will sell to Max Weissengruber, our president, chief operating officer and director, and D. Brian Robertson, our chief financial officer, one share of common stock, par value $0.001 per share, constituting 100 percent of the issued and outstanding shares of the capital stock of Freshwater Technologies, Inc., for a total purchase price of $60,210.33 (the "Transaction").

     The principal features of the Transaction are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the stock purchase agreement by and between International Development, Inc. as the sole stockholder of Freshwater Technologies, Inc., a Nevada corporation ("Freshwater"), Max Weissengruber, our president, chief operating officer and director ("Weissengruber") and D. Brian Robertson, our chief financial officer ("Robertson") (the "Stock Purchase Agreement"). A copy of the Stock Purchase Agreement is attached to this information statement as Attachment D. Any stockholder who wishes to obtain copies of the Stock Purchase
------------
Agreement may also do so upon written request to our corporate secretary at our principal executive offices in Buffalo, New York.

FRESHWATER  STOCK  PURCHASE

     As of September 29, 2005, we entered into the Stock Purchase Agreement with Weissengruber and Robertson. Under the terms of the Stock Purchase Agreement, if certain conditions are met, Weissengruber and Robertson will purchase from International Development Corp., and International Development Corp. will to sell to Weissengruber and Robertson one share of common stock, constituting 100 percent of the issued and outstanding shares of the capital stock of Freshwater (the "Stock") for an aggregate purchase price of $60,210.33.

     The  purchase  price  will  be  paid  as  follows:

     a) The sum of $32,482.51 will be paid in the form of forgiveness of debt for salary by International Development Corp. to Weissengruber, as well as the termination of his employment agreement with International Development Corp., and

     b) The sum of $27,727.82 will be paid in the form of forgiveness of debt for salary owing by International Development Corp. to Robertson, as well as the termination of his employment agreement with International Development Corp.

     If the Transaction is consummated, Messrs. Weissengruber and Robertson will own 100 percent of Freshwater's outstanding capital stock.

     The Stock of Freshwater to be delivered to Weissengruber and Robertson pursuant to the Transaction will be issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, inasmuch as the share will be issued for investment purposes without a view to distribution. We will deliver to

Weissengruber certificates representing one-half share of the Stock and we will deliver to Robertson certificates representing one-half share of the Stock.

     The certificates representing the Stock of Freshwater to be delivered to Weissengruber and Robertson will bear a restrictive legend thereon restricting their transfer.

BOARD  AND  SHAREHOLDER  APPROVAL

     The Board of Directors has unanimously approved the execution and delivery of the Stock Purchase Agreement and the related agreements to which we are a party.

     We are seeking stockholder approval of the Transaction because, if it is approved, Freshwater will cease to be our wholly-owned subsidiary and we will exit the water purification business.

     NASD Rule 4350(h) requires that all related party transactions be approved by a company's audit committee or a comparable body of the board of directors. Given Mr. Weissengruber and Robertson's participation in the Transaction, the Transaction was reviewed and approved by the Special Committee (as defined below).

PERSONS  WITH  AN  INTEREST  IN  THE  TRANSACTION

     The interests of Messrs. Weissengruber and Robertson in the Transaction may be different than the interests of most of our stockholders. If the Transaction is consummated, we will extinguish our debt to each of Messrs. Weissengruber and Robertson. In addition, each of Messrs. Weissengruber and Robertson has an employment agreement with us, which will be terminated if the Transaction is consummated.

BACKGROUND  AND  REASONS  FOR  THE  TRANSACTION

     On January 21, 2005, we formed Freshwater Technologies, Inc. as a Nevada corporation and our wholly-owned subsidiary for the purpose of transferring our water purification-related assets and business to Freshwater. Although we had disclosed our intent to get out of direct management of the water related business in our Form 10-KSB for the Fiscal Year Ended August 31, 2004, we ultimately decided that we could realize most value from the water purification-related assets by creating a wholly owned subsidiary to carry on our water purification business. Since January 21, 2005, we have been conducting all of our water purification-related business through Freshwater.

     On September 1, 2005, we formed a special committee of disinterested directors (the "Special Committee") comprised of Betty-Ann Harland, Douglas Robertson, Robert W. Gingell, Richard Proulx and Arthur N. Kelly to consider a possible transaction with Messrs. Weissengruber and D. Brian Robertson. The Special Committee was authorized to review, approve and make a recommendation to the Board of Directors as to the terms of a potential transaction to sell all of the outstanding Stock of Freshwater to Messrs. Weissengruber and Robertson.

     The Special Committee held several meetings to discuss the financial and legal aspects of the proposed transaction. In reaching its decision to approve and recommend the proposed transaction to the board of directors, the Special Committee considered the need for simplification and modification of our financial and corporate governance structures and the extinguishment of our obligations to Messrs. Weissengruber and Robertson.

     At a meeting of the Board of Directors on September 30, 2005, the board of directors (i) concluded that the Transaction was fair to unaffiliated shareholders and was beneficial to the Company, (ii) approved the Transaction and the Stock Purchase Agreement in substantially the form presented, and (iii) resolved to recommend to the Company's stockholders that they approve the Transaction and the Stock Purchase Agreement.

VOTE  REQUIRED

     Once a quorum is present and voting, a simple majority of the voting shares is required to approve the Transaction and the Stock Purchase Agreement.

     Our board of directors recommends that stockholders vote FOR the approval of the Transaction and the Stock Purchase Agreement.

     Information regarding the beneficial ownership of our common and preferred stock by management and the board of directors is noted below


     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

     The following table presents information regarding the beneficial ownership of all shares of our common stock and preferred stock as of the record date, by:

- Each person who beneficially owns more than five percent of the outstanding shares of our common stock;

- Each person who beneficially owns outstanding shares of our preferred stock;

-    Each  of  our  directors;

-    Each  named  executive  officer;  and

-    All  directors  and  officers  as  a  group.


        NAME OF BENEFICIAL OWNER (1)               COMMON STOCK BENEFICIALLY     PREFERRED STOCK  BENEFICIALLY
------------------------------------------------            OWNED (2)                      OWNED (2)
                                                  ----------------------------  --------------------------------
                                                    NUMBER         PERCENT          NUMBER          PERCENT
                                                  -----------  ---------------  --------------  ----------------
                                                          -0-             -0-    1,000,000 (3)           100 (3)
Betty-Ann Harland .(6). . . . . . . . . . . . . .         -0-             -0-       65,000 (5)           100 (5)
Max Weissengruber . . . . . . . . . . . . . . . .         -0-             -0-          -0-               -0-
D. Brian Robertson (4). . . . . . . . . . . . . .   1,731,546            3.51          -0-               -0-
Robert W. Gingell . . . . . . . . . . . . . . . .         -0-             -0-          -0-               -0-
Douglas Robertson . . . . . . . . . . . . . . . .         -0-             -0-          -0-               -0-
Arthur N. Kelly . . . . . . . . . . . . . . . . .         -0-             -0-          -0-               -0-
Richard Proulx  . . . . . . . . . . . . . . . . .         -0-             -0-          -0-               -0-
                                                  -----------  ---------------  --------------  ----------------

All directors and executive officers as a group                                  1,000,000 (3)           100 (3)
(seven persons) . . . . . . . . . . . . . . . . .   1,731,546            3.51       65,000 (5)           100 (5)
                                                  -----------  ---------------
                                                                                 1,000,000 (3)           100 (3)
Total . . . . . . . . . . . . . . . . . . . . . .   1,731,546           46.23       65,000 (5)           100 (5)
                                                  ===========  ===============  ==============  ================

(1) Unless otherwise indicated, the address for each of these stockholders is c/o International Development Corp., 534 Delaware Avenue, Suite 412, Buffalo, New York 14202. Also, unless otherwise indicated, each person named in the table above has the sole voting and investment power with respect to our shares of common stock which he beneficially owns.
(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. As of the date of this Annual Report, there were issued and outstanding 483,404,226 shares of our common stock, 65,000 shares of our Series A preferred stock and 1,000,000 shares of our Series B preferred Stock.
(3)  Series  B  preferred  stock.
(4) Mr. Robertson owns directly 1,052,440 shares of our common stock and his wife, Margaret Robertson, owns 169,106 shares of our common stock. Mr. Robertson is a controlling stockholder of Arenal Holdings S.A., which owns 510,000 shares of our common stock.
(5)  Series  A  preferred  stock.
(6) Betty-Ann Harland is our \director and chief executive officer, who holds zero shares of our common stock, 65,000 shares of our Series A preferred stock and 1,000,000 shares of our Series B preferred stock. Therefore, Ms. Harland will have the power to vote 513,000,000 shares of our common stock, which number exceeds the majority of the issued and outstanding shares of the common stock on the record date.

SECTION  16(A)  BENEFICIAL  OWNERSHIP  REPORTING  COMPLIANCE

     Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10 percent of a registered class of our equity securities, file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10 percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. All such persons have filed all required reports.

                       DOCUMENTS INCORPORATED BY REFERENCE

     Our Annual Report on Form 10-KSB, as amended, for the year ended August 31, 2004 and our Quarterly Reports on Form 10-QSB for the period ended November 30, 2004 and February 28, 2005 are incorporated herein by reference.

                     COPIES OF ANNUAL AND QUARTERLY REPORTS

     We will furnish a copy of our Annual Report on Form 10-KSB, as amended, for the year ended August 31, 2004 and our Quarterly Reports on Form 10-QSB for the period ended November 30, 2004 and February 28, 2005, and any exhibit referred to therein without charge to each person to whom this information statement is delivered upon written or oral request by first class mail or other equally prompt means within one business day of receipt of such request. Any request should be directed to our corporate secretary at 534 Delaware Avenue, Suite 412, Buffalo, New York 14202, Telephone (416) 490-0254.

                                   By  Order  of  the  board  of  directors,

                                   /s/  Betty-Ann  Harland

                                   Betty-Ann  Harland
                                   Chief  Executive  Officer

                                                                    ATTACHMENT A

                        RESOLUTIONS TO BE ADOPTED BY THE
                                 STOCKHOLDERS OF
                         INTERNATIONAL DEVELOPMENT CORP.
                                 (the "Company")

          RESOLVED, that the grant of discretionary authority to the board of directors to implement a reverse split of the Company's issued and outstanding common stock on the basis of one post-consolidation share for up to each 1,000 pre-consolidation shares within 60 days of the Company's information statement on Schedule 14C dated October 17, 2005 is hereby approved in all respects; and

          RESOLVED FURTHER, that the Company's Stock Plan, included as Attachment C to the Company's information statement on Schedule 14C
     -------------
     dated October 17, 2005 is hereby approved in all respects; and

          RESOLVED FURTHER, that the Stock Purchase Agreement between the Company and Max Weissengruber and D. Brian Robertson, included as Attachment D to the Company's information statement on Schedule 14C
     ------------
     dated October 17, 2005 is hereby approved in all respects; and

          RESOLVED FURTHER, that the officers of the Company be, and each of them hereby is, authorized, empowered and directed, for and on behalf of the Company, to take any and all actions, to perform all such acts and things, to execute, file, deliver or record in the name and on behalf of the Company, all such instruments, agreements, or other documents, and to make all such payments as they, in their judgment, or in the judgment of any one or more of them, may deem necessary, advisable or appropriate in order to carry out the transactions contemplated by the foregoing resolutions.

                                                                    ATTACHMENT B

             SECTIONS 92A.300-92A.500 OF THE NEVADA REVISED STATUTES

     NRS  92A.300  DEFINITIONS.  As  used  in NRS 92A.300 to 92A.500, inclusive,
                                              -----------    -------
unless  the  context  otherwise  requires,  the  words  and terms defined in NRS
                                                                             ---
92A.305  to  92A.335,  inclusive,  have  the  meanings ascribed to them in those
-------      -------
sections.
     (Added  to  NRS  by  1995,  2086)

      NRS 92A.305 "BENEFICIAL STOCKHOLDER" DEFINED. "Beneficial stockholder" means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.
      (Added  to  NRS  by  1995,  2087)

      NRS 92A.310 "CORPORATE ACTION" DEFINED. "Corporate action" means the action of a domestic corporation.
      (Added  to  NRS  by  1995,  2087)

      NRS 92A.315 "DISSENTER" DEFINED. "Dissenter" means a stockholder who is entitled to dissent from a domestic corporation's action under NRS 92A.380 and
                                                                 -----------
who  exercises  that  right  when  and  in the manner required by NRS 92A.400 to
                                                                  -----------
92A.480,  inclusive.
-------
      (Added  to  NRS  by  1995,  2087;  A  1999,  1631)
                                                   ----

      NRS 92A.320 "FAIR VALUE" DEFINED. "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
      (Added  to  NRS  by  1995,  2087)

      NRS 92A.325 "STOCKHOLDER" DEFINED. "Stockholder" means a stockholder of record or a beneficial stockholder of a domestic corporation.
      (Added  to  NRS  by  1995,  2087)

      NRS 92A.330 "STOCKHOLDER OF RECORD" DEFINED. "Stockholder of record" means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee's certificate on file with the domestic corporation.
      (Added  to  NRS  by  1995,  2087)

      NRS 92A.335 "SUBJECT CORPORATION" DEFINED. "Subject corporation" means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter's rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.
      (Added  to  NRS  by  1995,  2087)

      NRS  92A.340  COMPUTATION  OF  INTEREST.  Interest payable pursuant to NRS
                                                                             ---
92A.300  to  92A.500, inclusive, must be computed from the effective date of the
-------      -------
action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.
      (Added  to  NRS  by  1995,  2087)

      NRS 92A.350 RIGHTS OF DISSENTING PARTNER OF DOMESTIC LIMITED PARTNERSHIP. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.
      (Added  to  NRS  by  1995,  2088)

      NRS 92A.360 RIGHTS OF DISSENTING MEMBER OF DOMESTIC LIMITED-LIABILITY COMPANY. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.
      (Added  to  NRS  by  1995,  2088)

      NRS 92A.370 RIGHTS OF DISSENTING MEMBER OF DOMESTIC NONPROFIT CORPORATION.

      1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

      2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS
                                                              ------------------
to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.
      (Added  to  NRS  by  1995,  2088)

      NRS 92A.380 RIGHT OF STOCKHOLDER TO DISSENT FROM CERTAIN CORPORATE ACTIONS AND TO OBTAIN PAYMENT FOR SHARES.

      1.  Except  as  otherwise  provided  in  NRS  92A.370  and  92A.390,  any
                                               ------------       -------
stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

      (a) Consummation of a conversion or plan of merger to which the domestic corporation is a constituent entity:

             (1) If approval by the stockholders is required for the conversion or merger by NRS 92A.120 to 92A.160, inclusive, or the articles of
                ------------      -------
incorporation, regardless of whether the stockholder is entitled to vote on the conversion or plan of merger; or

             (2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.
                           ------------

      (b) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner's interests will be acquired, if his shares are to be acquired in the plan of exchange.

      (c) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

      2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action
    ------------      -------
creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.
      (Added  to  NRS  by  1995,  2087;  A  2001,  1414,  3199;  2003,  3189)
                                                   ----   ----          ----

      NRS 92A.390 LIMITATIONS ON RIGHT OF DISSENT: STOCKHOLDERS OF CERTAIN CLASSES OR SERIES; ACTION OF STOCKHOLDERS NOT REQUIRED FOR PLAN OF MERGER.

      1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

      (a) The articles of incorporation of the corporation issuing the shares provide otherwise; or

      (b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

             (1) Cash, owner's interests or owner's interests and cash in lieu of fractional owner's interests of:

                   (i)  The  surviving  or  acquiring  entity;  or

                   (ii) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner's interests of record; or

             (2) A combination of cash and owner's interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph
(b).

      2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.
                                                                ------------
      (Added  to  NRS  by  1995,  2088)

      NRS 92A.400 LIMITATIONS ON RIGHT OF DISSENT: ASSERTION AS TO PORTIONS ONLY TO SHARES REGISTERED TO STOCKHOLDER; ASSERTION BY BENEFICIAL STOCKHOLDER.

      1. A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

      2. A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if:

      (a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and

      (b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.
      (Added  to  NRS  by  1995,  2089)

      NRS  92A.410  NOTIFICATION  OF  STOCKHOLDERS  REGARDING  RIGHT OF DISSENT.

      1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those
       ------------    -------
sections.

      2. If the corporate action creating dissenters' rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 92A.430.
                       ------------
      (Added  to  NRS  by  1995,  2089;  A  1997,  730)

      NRS  92A.420  PREREQUISITES  TO  DEMAND  FOR  PAYMENT  FOR  SHARES.

      1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's rights:

      (a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

      (b)  Must  not  vote  his  shares  in  favor  of  the  proposed  action.

      2. A stockholder who does not satisfy the requirements of subsection 1 and NRS 92A.400 is not entitled to payment for his shares under this chapter.
     ------------
      (Added  to  NRS  by  1995,  2089;  1999,  1631)
                                                ----

      NRS 92A.430 DISSENTER'S NOTICE: DELIVERY TO STOCKHOLDERS ENTITLED TO ASSERT RIGHTS; CONTENTS.

      1. If a proposed corporate action creating dissenters' rights is authorized at a stockholders' meeting, the subject corporation shall deliver a written dissenter's notice to all stockholders who satisfied the requirements to assert those rights.

      2. The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

      (a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

      (b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

      (c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date;

      (d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

      (e)  Be  accompanied  by  a  copy  of  NRS  92A.300 to 92A.500, inclusive.
                                             ------------    -------
      (Added  to  NRS  by  1995,  2089)

      NRS 92A.440 DEMAND FOR PAYMENT AND DEPOSIT OF CERTIFICATES; RETENTION OF RIGHTS OF STOCKHOLDER.

      1.  A  stockholder  to  whom  a  dissenter's  notice  is  sent  must:

      (a)  Demand  payment;

      (b) Certify whether he or the beneficial owner on whose behalf he is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and

      (c) Deposit his certificates, if any, in accordance with the terms of the notice.

      2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.

      3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under this chapter.
      (Added  to  NRS  by  1995,  2090;  A  1997,  730;  2003,  3189)
                                                                ----

      NRS 92A.450 UNCERTIFICATED SHARES: AUTHORITY TO RESTRICT TRANSFER AFTER DEMAND FOR PAYMENT; RETENTION OF RIGHTS OF STOCKHOLDER.

      1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

      2. The person for whom dissenter's rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.
      (Added  to  NRS  by  1995,  2090)

      NRS  92A.460  PAYMENT  FOR  SHARES:  GENERAL  REQUIREMENTS.

      1.  Except  as  otherwise  provided  in  NRS 92A.470, within 30 days after
                                               -----------
receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation
                                ------------
estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

      (a) Of the county where the corporation's registered office is located; or

      (b) At the election of any dissenter residing or having its registered office in this state, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.

      2.  The  payment  must  be  accompanied  by:

      (a) The subject corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial statements, if any;

      (b) A statement of the subject corporation's estimate of the fair value of the shares;

      (c)  An  explanation  of  how  the  interest  was  calculated;

      (d)  A  statement  of  the  dissenter's rights to demand payment under NRS
                                                                             ---
92A.480;  and
-------

      (e)  A  copy  of  NRS  92A.300  to  92A.500,  inclusive.
                        ------------      -------
      (Added  to  NRS  by  1995,  2090)

      NRS 92A.470 PAYMENT FOR SHARES: SHARES ACQUIRED ON OR AFTER DATE OF DISSENTER'S NOTICE.

      1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

      2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to NRS 92A.480.
                                                                    -----------
      (Added  to  NRS  by  1995,  2091)

      NRS 92A.480 DISSENTER'S ESTIMATE OF FAIR VALUE: NOTIFICATION OF SUBJECT CORPORATION; DEMAND FOR PAYMENT OF ESTIMATE.

      1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or
                                                                 -----------
reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of
                             -----------
his shares and interest due, if he believes that the amount paid pursuant to NRS
                                                                             ---
92A.460  or  offered  pursuant to NRS 92A.470 is less than the fair value of his
-------                           -----------
shares  or  that  the  interest  due  is  incorrectly  calculated.
      2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.
      (Added  to  NRS  by  1995,  2091)

      NRS 92A.490 LEGAL PROCEEDING TO DETERMINE FAIR VALUE: DUTIES OF SUBJECT CORPORATION; POWERS OF COURT; RIGHTS OF DISSENTER.

      1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

      2. A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the state, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.

      3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

      4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

      5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

      (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or
      (b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.
------------
      (Added  to  NRS  by  1995,  2091)

      NRS 92A.500 LEGAL PROCEEDING TO DETERMINE FAIR VALUE: ASSESSMENT OF COSTS AND FEES.

      1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

      2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

      (a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements  of  NRS  92A.300  to  92A.500,  inclusive;  or
                  ------------      -------

      (b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.
                                        ------------      -------

      3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

      4.  In  a  proceeding  commenced  pursuant  to  NRS 92A.460, the court may
                                                      -----------
assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

      5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68
              -----------    -------                                 -----------
or  NRS  17.115.
    -----------
      (Added  to  NRS  by  1995,  2092)

                                                                    ATTACHMENT C
                                   STOCK PLAN

                         INTERNATIONAL DEVELOPMENT CORP.
                 EMPLOYEE STOCK INCENTIVE PLAN FOR THE YEAR 2004

     1.     General  Provisions.
            -------------------

     1.1     Purpose.  This  Stock  Incentive  Plan  (the "Plan") is intended to
             -------
allow designated officers and employees (all of whom are sometimes collectively referred to herein as the "Employees," or individually as the "Employee") of International Development Corp., a Nevada corporation (the "Company") and its Subsidiaries (as that term is defined below) which they may have from time to time (the Company and such Subsidiaries are referred to herein as the "Company") to receive certain options (the "Stock Options") to purchase common stock of the Company, par value $0.001 per share (the "Common Stock"), and to receive grants of the Common Stock subject to certain restrictions (the "Awards"). As used in this Plan, the term "Subsidiary" shall mean each corporation which is a "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Internal Revenue Code of 1986, as amended (the "Code"). The purpose of this Plan is to provide the Employees, who make significant and extraordinary contributions to the long-term growth and performance of the Company, with equity-based compensation incentives, and to attract and retain the Employees.

     1.2     Administration.
             --------------

     1.2.1 The Plan shall be administered by the Compensation Committee (the "Committee") of, or appointed by, the Board of Directors of the Company (the "Board"). The Committee shall select one of its members as Chairman and shall act by vote of a majority of a quorum, or by unanimous written consent. A majority of its members shall constitute a quorum. The Committee shall be governed by the provisions of the Company's Bylaws and of Nevada law applicable to the Board, except as otherwise provided herein or determined by the Board.

     1.2.2 The Committee shall have full and complete authority, in its discretion, but subject to the express provisions of this Plan (a) to approve the Employees nominated by the management of the Company to be granted Awards or Stock Options; (b) to determine the number of Awards or Stock Options to be granted to an Employee; (c) to determine the time or times at which Awards or Stock Options shall be granted; (d) to establish the terms and conditions upon which Awards or Stock Options may be exercised; (e) to remove or adjust any restrictions and conditions upon Awards or Stock Options; (f) to specify, at the time of grant, provisions relating to exercisability of Stock Options and to accelerate or otherwise modify the exercisability of any Stock Options; and (g) to adopt such rules and regulations and to make all other determinations deemed necessary or desirable for the administration of this Plan. All interpretations and constructions of this Plan by the Committee, and all of its actions hereunder, shall be binding and conclusive on all persons for all purposes.

     1.2.3 The Company hereby agrees to indemnify and hold harmless each Committee member and each Employee, and the estate and heirs of such Committee member or Employee, against all claims, liabilities, expenses, penalties, damages or other pecuniary losses, including legal fees, which such Committee member or Employee, his estate or heirs may suffer as a result of his responsibilities, obligations or duties in connection with this Plan, to the extent that insurance, if any, does not cover the payment of such items. No member of the Committee or the Board shall be liable for any action or determination made in good faith with respect to this Plan or any Award or Stock Option granted pursuant to this Plan.

     1.3     Eligibility  and  Participation.  The Employees eligible under this
             -------------------------------
Plan shall be approved by the Committee from those Employees who, in the opinion of the management of the Company, are in positions which enable them to make significant contributions to the long-term performance and growth of the Company. In selecting the Employees to whom Award or Stock Options may be granted, consideration shall be given to factors such as employment position, duties and responsibilities, ability, productivity, length of service, morale, interest in the Company and recommendations of supervisors.

     1.4     Shares  Subject  to this Plan.  The maximum number of shares of the
             -----------------------------
Common Stock that may be issued pursuant to this Plan shall be 500,000,000 subject to adjustment pursuant to the provisions of Paragraph 4.1. If shares of the Common Stock awarded or issued under this Plan are reacquired by the Company due to a forfeiture or for any other reason, such shares shall be cancelled and thereafter shall again be available for purposes of this Plan. If a Stock Option expires, terminates or is cancelled for any reason without having been exercised in full, the shares of the Common Stock not purchased thereunder shall again be available for purposes of this Plan. In the event that any outstanding Stock Option or Award under this Plan for any reason expires or is terminated, the shares of Common Stock allocable to the unexercised portion of the Stock Option or Award shall be available for issuance under the International Development Corp. Non-Employee Directors and Consultants Retainer Stock Plan for the Year 2004. The Compensation Committee may, in its discretion, increase the number of shares available for issuance under this Plan, while correspondingly decreasing the number of shares available for issuance under International Development Corp.'s Non-Employee Directors and Consultants Retainer Stock Plan for the Year 2004. The Compensation Committee may, in its discretion, increase the number of shares available for issuance under this Plan, while correspondingly decreasing the number of shares available for issuance under International Development Corp.'s Non-Employee Directors and Consultants Retainer Stock Plan for the Year 2004.

     2.     Provisions  Relating  to  Stock  Options.
            ----------------------------------------

     2.1     Grants  of Stock Options.  The Committee may grant Stock Options in
             ------------------------
such amounts, at such times, and to the Employees nominated by the management of the Company as the Committee, in its discretion, may determine. Stock Options granted under this Plan shall constitute "incentive stock options" within the meaning of Section 422 of the Code, if so designated by the Committee on the date of grant. The Committee shall also have the discretion to grant Stock Options which do not constitute incentive stock options, and any such Stock Options shall be designated non-statutory stock options by the Committee on the date of grant. The aggregate Fair Market Value (determined as of the time an incentive stock option is granted) of the Common Stock with respect to which incentive stock options are exercisable for the first time by any Employee during any one calendar year (under all plans of the Company and any parent or subsidiary of the Company) may not exceed the maximum amount permitted under
Section 422 of the Code (currently, $100,000.00). Non-statutory stock options shall not be subject to the limitations relating to incentive stock options contained in the preceding sentence. Each Stock Option shall be evidenced by a written agreement (the "Option Agreement") in a form approved by the Committee, which shall be executed on behalf of the Company and by the Employee to whom the Stock Option is granted, and which shall be subject to the terms and conditions of this Plan. In the discretion of the Committee, Stock Options may include provisions (which need not be uniform), authorized by the Committee in its discretion, that accelerate an Employee's rights to exercise Stock Options following a "Change in Control," upon termination of the Employee's employment by the Company without "Cause" or by the Employee for "Good Reason," as such terms are defined in Paragraph 3.1 hereof. The holder of a Stock Option shall not be entitled to the privileges of stock ownership as to any shares of the Common Stock not actually issued to such holder.

     2.2     Purchase  Price.  The  purchase  price  (the  "Exercise  Price") of
             ---------------
shares of the Common Stock subject to each Stock Option (the "Option Shares") shall not be less than 85 percent of the Fair Market Value of the Common Stock on the date of the grant of the option. For an Employee holding greater than 10 percent of the total voting power of all stock of the Company, either Common or Preferred, the Exercise Price of an incentive stock option shall be at least 110 percent of the Fair Market Value of the Common Stock on the date of the grant of the option. As used herein, "Fair Market Value" means the mean between the highest and lowest reported sales prices of the Common Stock on the New York Stock Exchange Composite Tape or, if not listed on such exchange, on any other national securities exchange on which the Common Stock is listed or on The Nasdaq Stock Market, or, if not so listed on any other national securities exchange or The Nasdaq Stock Market, then the average of the bid price of the Common Stock during the last five trading days on the OTC Bulletin Board immediately preceding the last trading day prior to the date with respect to which the Fair Market Value is to be determined. If the Common Stock is not then publicly traded, then the Fair Market Value of the Common Stock shall be the book value of the Company per share as determined on the last day of March, June, September, or December in any year closest to the date when the determination is to be made. For the purpose of determining book value hereunder, book value shall be determined by adding as of the applicable date called for herein the capital, surplus, and undivided profits of the Company, and after having deducted any reserves theretofore established; the sum of these items shall be divided by the number of shares of the Common Stock outstanding as of said date, and the quotient thus obtained shall represent the book value of each share of the Common Stock of the Company.

     2.3     Option Period.  The Stock Option period (the "Term") shall commence
             -------------
on the date of grant of the Stock Option and shall be 10 years or such shorter period as is determined by the Committee. Each Stock Option shall provide that it is exercisable over its term in such periodic installments as the Committee may determine, subject to the provisions of Paragraph 2.4.1.
Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") exempts persons normally subject to the reporting requirements of Section 16(a) of the Exchange Act (the "Section 16 Reporting Persons") pursuant to a qualified employee stock option plan from the normal requirement of not selling until at least six months and one day from the date the Stock Option is granted.

     2.4     Exercise  of  Options.
             ---------------------

     2.4.1 Each Stock Option may be exercised in whole or in part (but not as to fractional shares) by delivering it for surrender or endorsement to the Company, attention of the Corporate Secretary, at the principal office of the Company, together with payment of the Exercise Price and an executed Notice and Agreement of Exercise in the form prescribed by Paragraph 2.4.2. Payment may be made (a) in cash, (b) by cashier's or certified check, (c) by surrender of previously owned shares of the Common Stock valued pursuant to Paragraph 2.2 (if the Committee authorizes payment in stock in its discretion), (d) by withholding from the Option Shares which would otherwise be issuable upon the exercise of the Stock Option that number of Option Shares equal to the exercise price of the Stock Option, if such withholding is authorized by the Committee in its discretion, or (e) in the discretion of the Committee, by the delivery to the Company of the optionee's promissory note secured by the Option Shares, bearing interest at a rate sufficient to prevent the imputation of interest under Sections 483 or 1274 of the Code, and having such other terms and conditions as may be satisfactory to the Committee. Subject to the provisions of this Paragraph 2.4 and Paragraph 2.5, the Employee has the right to exercise his or her Stock Options at the rate of at least 20 percent per year over five years from the date the Stock Option is granted.

     2.4.2 Exercise of each Stock Option is conditioned upon the agreement of the Employee to the terms and conditions of this Plan and of such Stock Option as evidenced by the Employee's execution and delivery of a Notice and Agreement of Exercise in a form to be determined by the Committee in its discretion. Such Notice and Agreement of Exercise shall set forth the agreement of the Employee that (a) no Option Shares will be sold or otherwise distributed in violation of the Securities Act of 1933, as amended (the "Securities Act") or any other applicable federal or state securities laws, (b) each Option Share certificate may be imprinted with legends reflecting any applicable federal and state securities law restrictions and conditions, (c) the Company may comply with said securities law restrictions and issue "stop transfer" instructions to its Transfer Agent and Registrar without liability, (d) if the Employee is a
Section 16 Reporting Person, the Employee will furnish to the Company a copy of each Form 4 or Form 5 filed by said Employee and will timely file all reports required under federal securities laws, and (e) the Employee will report all sales of Option Shares to the Company in writing on a form prescribed by the Company.

     2.4.3 No Stock Option shall be exercisable unless and until any applicable registration or qualification requirements of federal and state securities laws, and all other legal requirements, have been fully complied with. At no time shall the total number of securities issuable upon exercise of all outstanding options under this Plan, and the total number of securities provided for under any bonus or similar plan or agreement of the Company exceed a number of securities which is equal to 30 percent of the then outstanding securities of the Company, unless a percentage higher than 30 percent is approved by at least two-thirds of the outstanding securities entitled to vote. The Company will use reasonable efforts to maintain the effectiveness of a Registration Statement under the Securities Act for the issuance of Stock
Options and shares acquired thereunder, but there may be times when no such Registration Statement will be currently effective. The exercise of Stock
Options may be temporarily suspended without liability to the Company during times when no such Registration Statement is currently effective, or during times when, in the reasonable opinion of the Committee, such suspension is necessary to preclude violation of any requirements of applicable law or regulatory bodies having jurisdiction over the Company. If any Stock Option would expire for any reason except the end of its term during such a suspension, then if exercise of such Stock Option is duly tendered before its expiration, such Stock Option shall be exercisable and exercised (unless the attempted exercise is withdrawn) as of the first day after the end of such suspension. The Company shall have no obligation to file any Registration Statement covering resales of Option Shares.

     2.5     Continuous  Employment.  Except as provided in Paragraph 2.7 below,
             ----------------------
an Employee may not exercise a Stock Option unless from the date of grant to the date of exercise the Employee remains continuously in the employ of the Company. For purposes of this Paragraph 2.5, the period of continuous employment of an Employee with the Company shall be deemed to include (without extending the term of the Stock Option) any period during which the Employee is on leave of absence with the consent of the Company, provided that such leave of absence shall not exceed three months and that the Employee returns to the employ of the Company at the expiration of such leave of absence. If the Employee fails to return to the employ of the Company at the expiration of such leave of absence, the Employee's employment with the Company shall be deemed terminated as of the date such leave of absence commenced. The continuous employment of an Employee with the Company shall also be deemed to include any period during which the Employee is a member of the Armed Forces of the United States, provided that the Employee returns to the employ of the Company within 90 days (or such longer period as may be prescribed by law) from the date the Employee first becomes entitled to a discharge from military service. If an Employee does not return to the employ of the Company within 90 days (or such longer period as may be prescribed by law) from the date the Employee first becomes entitled to a discharge from military service, the Employee's employment with the Company shall be deemed to have terminated as of the date the Employee's military service ended.

     2.6     Restrictions  on  Transfer.  Each  Stock  Option granted under this
             --------------------------
Plan shall be transferable only by will or the laws of descent and distribution. No interest of any Employee under this Plan shall be subject to attachment, execution, garnishment, sequestration, the laws of bankruptcy or any other legal or equitable process. Each Stock Option granted under this Plan shall be exercisable during an Employee's lifetime only by the Employee or by the Employee's legal representative.

     2.7     Termination  of  Employment.
             ---------------------------

     2.7.1 Upon an Employee's Retirement, Disability (both terms being defined below) or death, (a) all Stock Options to the extent then presently exercisable shall remain in full force and effect and may be exercised pursuant to the provisions thereof, and (b) unless otherwise provided by the Committee, all Stock Options to the extent not then presently exercisable by the Employee shall terminate as of the date of such termination of employment and shall not be exercisable thereafter. Unless employment is terminated for cause, as defined by applicable law, the right to exercise in the event of termination of employment, to the extent that the optionee is entitled to exercise on the date the employment terminates as follows:

          (i) At least six months from the date of termination if termination was caused by death or disability.

          (ii) At least 30 days from the date of termination if termination was caused by other than death or disability.

     2.7.2 Upon the termination of the employment of an Employee for any reason other than those specifically set forth in Paragraph 2.7.1, (a) all Stock Options to the extent then presently exercisable by the Employee shall remain exercisable only for a period of 90 days after the date of such termination of employment (except that the 90 day period shall be extended to 12 months if the Employee shall die during such 90 day period), and may be exercised pursuant to the provisions thereof, including expiration at the end of the fixed term thereof, and (b) unless otherwise provided by the Committee, all Stock Options to the extent not then presently exercisable by the Employee shall terminate as of the date of such termination of employment and shall not be exercisable thereafter.

     2.7.3     For  purposes  of  this  Plan:

          (a) "Retirement" shall mean an Employee's retirement from the employ of the Company on or after the date on which the Employee attains the age of 65 years; and

          (b) "Disability" shall mean total and permanent incapacity of an Employee, due to physical impairment or legally established mental incompetence, to perform the usual duties of the Employee's employment with the Company, which disability shall be determined (i) on medical evidence by a licensed physician designated by the Committee, or (ii) on evidence that the Employee has become entitled to receive primary benefits as a disabled employee under the Social Security Act in effect on the date of such disability.

     3.     Provisions  Relating  to  Awards.

     3.1     Grant  of  Awards.  Subject  to  the  provisions  of this Plan, the
             -----------------
Committee shall have full and complete authority, in its discretion, but subject to the express provisions of this Plan, to (1) grant Awards pursuant to this Plan, (2) determine the number of shares of the Common Stock subject to each Award (the "Award Shares"), (3) determine the terms and conditions (which need not be identical) of each Award, including the consideration (if any) to be paid by the Employee for such Common Stock, which may, in the Committee's discretion, consist of the delivery of the Employee's promissory note meeting the requirements of Paragraph 2.4.1, (4) establish and modify performance criteria for Awards, and (5) make all of the determinations necessary or advisable with respect to Awards under this Plan. Each Award under this Plan shall consist of a grant of shares of the Common Stock subject to a restriction period (after which the restrictions shall lapse), which shall be a period commencing on the date the Award is granted and ending on such date as the Committee shall determine (the "Restriction Period"). The Committee may provide for the lapse of restrictions in installments, for acceleration of the lapse of restrictions upon the satisfaction of such performance or other criteria or upon the occurrence of such events as the Committee shall determine, and for the early expiration of the Restriction Period upon an Employee's death, Disability or Retirement as defined in Paragraph 2.7.3, or, following a Change of Control, upon termination of an Employee's employment by the Company without "Cause" or by the Employee for "Good Reason," as those terms are defined herein. For purposes of this Plan:

     "Change of Control" shall be deemed to occur (a) on the date the Company first has actual knowledge that any person (as such term is used in Sections
13(d) and 14(d)(2) of the Exchange Act) has become the beneficial owner (as defined in Rule 13(d)-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 40 percent or more of the combined voting power of the Company's then outstanding securities, or (b) on the date the stockholders of the Company approve (i) a merger of the Company with or into any other corporation in which the Company is not the surviving corporation or in which the Company survives as a subsidiary of another corporation, (ii) a consolidation of the Company with any other corporation, or (iii) the sale or disposition of all or substantially all of the Company's assets or a plan of complete liquidation.

     "Cause," when used with reference to termination of the employment of an Employee by the Company for "Cause," shall mean:

               (a) The Employee's continuing willful and material breach of his duties to the Company after he receives a demand from the Chief Executive of the Company specifying the manner in which he has willfully and materially breached such duties, other than any such failure resulting from Disability of the Employee or his resignation for "Good Reason," as defined herein; or

               (b)     The  conviction  of  the  Employee  of  a  felony;  or

               (c) The Employee's commission of fraud in the course of his employment with the Company, such as embezzlement or other material and intentional violation of law against the Company; or

               (d) The Employee's gross misconduct causing material harm to the Company.

     "Good Reason" shall mean any one or more of the following, occurring following or in connection with a Change of Control and within 90 days prior to the Employee's resignation, unless the Employee shall have consented thereto in writing:

               (a) The assignment to the Employee of duties inconsistent with his executive status prior to the Change of Control or a substantive change in the officer or officers to whom he reports from the officer or officers to whom he reported immediately prior to the Change of Control; or

               (b) The elimination or reassignment of a majority of the duties and responsibilities that were assigned to the Employee immediately prior to the Change of Control; or

               (c) A reduction by the Company in the Employee's annual base salary as in effect immediately prior to the Change of Control; or

               (d) The Company requiring the Employee to be based anywhere outside a 35-mile radius from his place of employment immediately prior to the Change of Control, except for required travel on the Company's business to an extent substantially consistent with the Employee's business travel obligations immediately prior to the Change of Control; or

               (e) The failure of the Company to grant the Employee a performance bonus reasonably equivalent to the same percentage of salary the Employee normally received prior to the Change of Control, given comparable performance by the Company and the Employee; or

               (f)     The  failure  of  the  Company  to  obtain a satisfactory
Assumption Agreement (as defined in Paragraph 4.13 of this Plan) from a successor, or the failure of such successor to perform such Assumption Agreement.

     3.2     Incentive  Agreements.  Each Award granted under this Plan shall be
             ---------------------
evidenced by a written agreement (an "Incentive Agreement") in a form approved by the Committee and executed by the Company and the Employee to whom the Award is granted. Each Incentive Agreement shall be subject to the terms and conditions of this Plan and other such terms and conditions as the Committee may specify.

     3.3     Amendment,  Modification and Waiver of Restrictions.  The Committee
             ---------------------------------------------------
may modify or amend any Award under this Plan or waive any restrictions or conditions applicable to the Award; provided, however, that the Committee may not undertake any such modifications, amendments or waivers if the effect thereof materially increases the benefits to any Employee, or adversely affects the rights of any Employee without his consent.

     3.4     Terms and Conditions of Awards.  Upon receipt of an Award of shares
             ------------------------------
of the Common Stock under this Plan, even during the Restriction Period, an Employee shall be the holder of record of the shares and shall have all the rights of a stockholder with respect to such shares, subject to the terms and conditions of this Plan and the Award.

     3.4.1 Except as otherwise provided in this Paragraph 3.4, no shares of the Common Stock received pursuant to this Plan shall be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of during the Restriction Period applicable to such shares. Any purported disposition of such Common Stock in violation of this Paragraph 3.4 shall be null and void.

     3.4.2 If an Employee's employment with the Company terminates prior to the expiration of the Restriction Period for an Award, subject to any provisions of the Award with respect to the Employee's death, Disability or Retirement, or Change of Control, all shares of the Common Stock subject to the Award shall be immediately forfeited by the Employee and reacquired by the Company, and the Employee shall have no further rights with respect to the Award. In the discretion of the Committee, an Incentive Agreement may provide that, upon the forfeiture by an Employee of Award Shares, the Company shall repay to the Employee the consideration (if any) which the Employee paid for the Award Shares on the grant of the Award. In the discretion of the Committee, an Incentive Agreement may also provide that such repayment shall include an interest factor on such consideration from the date of the grant of the Award to the date of such repayment.

     3.4.3 The Committee may require under such terms and conditions as it deems appropriate or desirable that (a) the certificates for the Common Stock delivered under this Plan are to be held in custody by the Company or a person or institution designated by the Company until the Restriction Period expires,
(b) such certificates shall bear a legend referring to the restrictions on the Common Stock pursuant to this Plan, and (c) the Employee shall have delivered to the Company a stock power endorsed in blank relating to the Common Stock.

     4.     Miscellaneous  Provisions.

     4.1     Adjustments  Upon  Change  in  Capitalization.
             ---------------------------------------------

     4.1.1 The number and class of shares subject to each outstanding Stock Option, the Exercise Price thereof (and the total price), the maximum number of Stock Options that may be granted under this Plan, the minimum number of shares as to which a Stock Option may be exercised at any one time, and the number and class of shares subject to each outstanding Award, shall not be proportionately adjusted in the event of any increase or decrease in the number of the issued shares of the Common Stock which results from a split-up or consolidation of shares, payment of a stock dividend or dividends exceeding a total of five percent for which the record dates occur in any one fiscal year, a recapitalization (other than the conversion of convertible securities according to their terms), a combination of shares or other like capital adjustment, so that (a) upon exercise of the Stock Option, the Employee shall receive the number and class of shares the Employee would have received prior to any such capital adjustment becoming effective, and (b) upon the lapse of restrictions of the Award Shares, the Employee shall receive the number and class of shares the Employee would have received prior to any such capital adjustment becoming effective.

     4.1.2 Upon a reorganization, merger or consolidation of the Company with one or more corporations as a result of which the Company is not the surviving corporation or in which the Company survives as a wholly-owned subsidiary of another corporation, or upon a sale of all or substantially all of the property of the Company to another corporation, or any dividend or distribution to stockholders of more than 10 percent of the Company's assets, adequate adjustment or other provisions shall be made by the Company or other party to such transaction so that there shall remain and/or be substituted for the Option Shares and Award Shares provided for herein, the shares, securities or assets which would have been issuable or payable in respect of or in exchange for such Option Shares and Award Shares then remaining, as if the Employee had been the owner of such shares as of the applicable date. Any securities so substituted shall be subject to similar successive adjustments.

     4.2     Withholding Taxes.  The Company shall have the right at the time of
             -----------------
exercise of any Stock Option, the grant of an Award, or the lapse of restrictions on Award Shares, to make adequate provision for any federal, state, local or foreign taxes which it believes are or may be required by law to be withheld with respect to such exercise (the "Tax Liability"), to ensure the payment of any such Tax Liability. The Company may provide for the payment of any Tax Liability by any of the following means or a combination of such means, as determined by the Committee in its sole and absolute discretion in the particular case (1) by requiring the Employee to tender a cash payment to the Company, (2) by withholding from the Employee's salary, (3) by withholding from the Option Shares which would otherwise be issuable upon exercise of the Stock Option, or from the Award Shares on their grant or date of lapse of restrictions, that number of Option Shares or Award Shares having an aggregate Fair Market Value (determined in the manner prescribed by Paragraph 2.2) as of the date the withholding tax obligation arises in an amount which is equal to the Employee's Tax Liability or (4) by any other method deemed appropriate by the Committee. Satisfaction of the Tax Liability of a Section 16 Reporting Person may be made by the method of payment specified in clause (3) above only if the following two conditions are satisfied:

               (a) The withholding of Option Shares or Award Shares and the exercise of the related Stock Option occur at least six months and one day following the date of grant of such Stock Option or Award; and

               (b) The withholding of Option Shares or Award Shares is made either (i) pursuant to an irrevocable election (the "Withholding Election") made by the Employee at least six months in advance of the withholding of Options Shares or Award Shares, or (ii) on a day within a 10-day "window period" beginning on the third business day following the date of release of the Company's quarterly or annual summary statement of sales and earnings.

     Anything herein to the contrary notwithstanding, a Withholding Election may be disapproved by the Committee at any time.

     4.3     Relationship  to  Other  Employee Benefit Plans.  Stock Options and
             -----------------------------------------------
Awards granted hereunder shall not be deemed to be salary or other compensation to any Employee for purposes of any pension, thrift, profit-sharing, stock purchase or any other employee benefit plan now maintained or hereafter adopted by the Company.

     4.4     Amendments and Termination.  The Board of Directors may at any time
             --------------------------
suspend, amend or terminate this Plan. No amendment, except as provided in Paragraph 3.3, or modification of this Plan may be adopted, except subject to stockholder approval, which would (1) materially increase the benefits accruing to the Employees under this Plan, (2) materially increase the number of securities which may be issued under this Plan (except for adjustments pursuant to Paragraph 4.1 hereof), or (3) materially modify the requirements as to eligibility for participation in this Plan.

     4.5     Successors  in  Interest.  The  provisions  of  this  Plan  and the
             ------------------------
actions of the Committee shall be binding upon all heirs, successors and assigns of the Company and of the Employees.

     4.6     Other  Documents.  All documents prepared, executed or delivered in
             ----------------
connection with this Plan (including, without limitation, Option Agreements and Incentive Agreements) shall be, in substance and form, as established and modified by the Committee; provided, however, that all such documents shall be subject in every respect to the provisions of this Plan, and in the event of any conflict between the terms of any such document and this Plan, the provisions of this Plan shall prevail.

     4.7     Fairness  of  the  Repurchase Price.  In the event that the Company
             -----------------------------------
repurchases securities upon termination of employment pursuant to this Plan, either: (a) the price will not be less than the fair market value of the securities to be repurchased on the date of termination of employment, and the right to repurchase will be exercised for cash or cancellation of purchase money indebtedness for the securities within 90 days of termination of the employment (or in the case of securities issued upon exercise of options after the date of termination, within 90 days after the date of the exercise), and the right terminates when the Company's securities become publicly traded, or (b) Company will repurchase securities at the original purchase price, provided that the right to repurchase at the original purchase price lapses at the rate of at least 20 percent of the securities per year over five years from the date the option is granted (without respect to the date the option was exercised or became exercisable) and the right to repurchase must be exercised for cash or cancellation of purchase money indebtedness for the securities within 90 days of termination of employment (or in case of securities issued upon exercise of options after the date of termination, within 90 days after the date of the exercise).

     4.8     No  Obligation  to  Continue  Employment.  This Plan and the grants
             ----------------------------------------
which might be made hereunder shall not impose any obligation on the Company to continue to employ any Employee. Moreover, no provision of this Plan or any document executed or delivered pursuant to this Plan shall be deemed modified in any way by any employment contract between an Employee (or other employee) and the Company.

     4.9     Misconduct  of an Employee.  Notwithstanding any other provision of
             --------------------------
this Plan, if an Employee commits fraud or dishonesty toward the Company or wrongfully uses or discloses any trade secret, confidential data or other information proprietary to the Company, or intentionally takes any other action which results in material harm to the Company, as determined by the Committee, in its sole and absolute discretion, the Employee shall forfeit all rights and benefits under this Plan.

     4.10     Term  of  Plan.  No  Stock  Option  shall be exercisable, or Award
              --------------
granted, unless and until the Directors of the Company have approved this Plan and all other legal requirements have been met. This Plan was adopted by the Board effective December 13, 2004. No Stock Options or Awards may be granted under this Plan after December 13, 2014.

     4.11     Governing  Law.  This  Plan and all actions taken thereunder shall
              --------------
be governed by, and construed in accordance with, the laws of the State of Nevada.

     4.12     Assumption  Agreements.  The  Company will require each successor,
              ----------------------
(direct or indirect, whether by purchase, merger, consolidation or otherwise), to all or substantially all of the business or assets of the Company, prior to the consummation of each such transaction, to assume and agree to perform the terms and provisions remaining to be performed by the Company under each Incentive Agreement and Stock Option and to preserve the benefits to the Employees thereunder. Such assumption and agreement shall be set forth in a written agreement in form and substance satisfactory to the Committee (an "Assumption Agreement"), and shall include such adjustments, if any, in the application of the provisions of the Incentive Agreements and Stock Options and such additional provisions, if any, as the Committee shall require and approve, in order to preserve such benefits to the Employees. Without limiting the generality of the foregoing, the Committee may require an Assumption Agreement to include satisfactory undertakings by a successor:

               (a) To provide liquidity to the Employees at the end of the Restriction Period applicable to the Common Stock awarded to them under this Plan, or on the exercise of Stock Options;

               (b) If the succession occurs before the expiration of any period specified in the Incentive Agreements for satisfaction of performance criteria applicable to the Common Stock awarded thereunder, to refrain from interfering with the Company's ability to satisfy such performance criteria or to agree to modify such performance criteria and/or waive any criteria that cannot be satisfied as a result of the succession;

               (c) To require any future successor to enter into an Assumption Agreement; and

               (d) To take or refrain from taking such other actions as the Committee may require and approve, in its discretion.

     4.13     Compliance  with  Rule  16b-3.  Transactions  under  this Plan are
              -----------------------------
intended to comply with all applicable conditions of Rule 16b-3 promulgated under the Exchange Act. To the extent that any provision of this Plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

     4.14     Information to Stockholders.  The Company shall furnish to each of
              ---------------------------
its stockholders financial statements of the Company at least annually.

     IN WITNESS WHEREOF, this Plan has been executed effective as of December 13, 2004.


                                   INTERNATIONAL DEVELOPMENT CORP.



                                   By  /s/ Max Weissengruber
                                     -------------------------------------------
                                     Max Weissengruber, President

                         INTERNATIONAL DEVELOPMENT CORP.
           NON-EMPLOYEE DIRECTORS AND CONSULTANTS RETAINER STOCK PLAN
                                FOR THE YEAR 2004

     1.     Introduction.  This  Plan  shall  be  known  as  the  "International
            ------------
Development Corp. Non-Employee Directors and Consultants Retainer Stock Plan for the Year 2004," and is hereinafter referred to as the "Plan." The purposes of this Plan are to enable International Development Corp., a Nevada corporation (the "Company"), to promote the interests of the Company and its stockholders by attracting and retaining non-employee Directors and Consultants capable of furthering the future success of the Company and by aligning their economic interests more closely with those of the Company's stockholders, by paying their retainer or fees in the form of shares of the Company's common stock, par value $0.001 per share (the "Common Stock").

     2.     Definitions.  The  following terms shall have the meanings set forth
            -----------
below:

     "Board" means the Board of Directors of the Company.

     "Change of Control" has the meaning set forth in Paragraph 12(d) hereof.

     "Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder. References to any provision of the Code or rule or regulation thereunder shall be deemed to include any amended or successor provision, rule or regulation.

     "Committee" means the committee that administers this Plan, as more fully defined in Paragraph 13 hereof.

     "Common Stock" has the meaning set forth in Paragraph 1 hereof.

     "Company" has the meaning set forth in Paragraph 1 hereof.

     "Consultants" means Company's consultants and advisors only if: (i) they are natural persons; (ii) they provide bona fide services to the Company; and
(iii) the services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Company's securities.

     "Deferral Election" has the meaning set forth in Paragraph 6 hereof.

     "Deferred Stock Account" means a bookkeeping account maintained by the Company for a Participant representing the Participant's interest in the shares credited to such Deferred Stock Account pursuant to Paragraph 7 hereof.

     "Delivery Date" has the meaning set forth in Paragraph 6 hereof.

     "Director" means an individual who is a member of the Board of Directors of the Company.

     "Dividend Equivalent" for a given dividend or other distribution means a number of shares of the Common Stock having a Fair Market Value, as of the record date for such dividend or distribution, equal to the amount of cash, plus the Fair Market Value on the date of distribution of any property, that is distributed with respect to one share of the Common Stock pursuant to such dividend or distribution; such Fair Market Value to be determined by the Committee in good faith.

     "Effective Date" has the meaning set forth in Paragraph 3 hereof.

     "Exchange Act" has the meaning set forth in Paragraph 12(d) hereof.

     "Fair Market Value" means the mean between the highest and lowest reported sales prices of the Common Stock on the New York Stock Exchange Composite Tape or, if not listed on such exchange, on any other national securities exchange on which the Common Stock is listed or on The Nasdaq Stock Market, or, if not so listed on any other national securities exchange or The Nasdaq Stock Market, then the average of the bid price of the Common Stock during the last five trading days on the OTC Bulletin Board immediately preceding the last trading day prior to the date with respect to which the Fair Market Value is to be determined. If the Common Stock is not then publicly traded, then the Fair Market Value of the Common Stock shall be the book value of the Company per share as determined on the last day of March, June, September, or December in any year closest to the date when the determination is to be made. For the purpose of determining book value hereunder, book value shall be determined by adding as of the applicable date called for herein the capital, surplus, and undivided profits of the Company, and after having deducted any reserves theretofore established; the sum of these items shall be divided by the number of shares of the Common Stock outstanding as of said date, and the quotient thus obtained shall represent the book value of each share of the Common Stock of the Company.

     "Participant" has the meaning set forth in Paragraph 4 hereof.

     "Payment Time" means the time when a Stock Retainer is payable to a Participant pursuant to Paragraph 5 hereof (without regard to the effect of any Deferral Election).

     "Stock Retainer" has the meaning set forth in Paragraph 5 hereof.

     "Third Anniversary" has the meaning set forth in Paragraph 6 hereof.

     3.     Effective  Date  of  the  Plan.  This  Plan was adopted by the Board
            ------------------------------
effective  December  13,  2004  (the  "Effective  Date").

     4.     Eligibility.  Each individual who is a Director or Consultant on the
            -----------
Effective Date and each individual who becomes a Director or Consultant thereafter during the term of this Plan, shall be a participant (the "Participant") in this Plan, in each case during such period as such individual remains a Director or Consultant and is not an employee of the Company or any of its subsidiaries. Each credit of shares of the Common Stock pursuant to this Plan shall be evidenced by a written agreement duly executed and delivered by or on behalf of the Company and a Participant, if such an agreement is required by the Company to assure compliance with all applicable laws and regulations.

     5.     Grants  of  Shares.  Commencing on the Effective Date, the amount of
            ------------------
compensation for service to directors or consultants shall be payable in shares of the Common Stock (the "Stock Retainer") pursuant to this Plan. The deemed issuance price of shares of the Common Stock subject to each Stock Retainer shall not be less than 85 percent of the Fair Market Value of the Common Stock on the date of the grant. In the case of any person who owns securities possessing more than ten percent of the combined voting power of all classes of securities of the issuer or its parent or subsidiaries possessing voting power, the deemed issuance price of shares of the Common Stock subject to each Stock Retainer shall be at least 100 percent of the Fair Market Value of the Common Stock on the date of the grant.

     6.     Deferral  Option.  From  and after the Effective Date, a Participant
            ----------------
may make an election (a "Deferral Election") on an annual basis to defer delivery of the Stock Retainer specifying which one of the following ways the Stock Retainer is to be delivered (a) on the date which is three years after the Effective Date for which it was originally payable (the "Third Anniversary"),
(b) on the date upon which the Participant ceases to be a Director or Consultant for any reason (the "Departure Date") or (c) in five equal annual installments commencing on the Departure Date (the "Third Anniversary" and "Departure Date" each being referred to herein as a "Delivery Date"). Such Deferral Election shall remain in effect for each Subsequent Year unless changed, provided that, any Deferral Election with respect to a particular Year may not be changed less than six months prior to the beginning of such Year, and provided, further, that no more than one Deferral Election or change thereof may be made in any Year.

     Any Deferral Election and any change or revocation thereof shall be made by delivering written notice thereof to the Committee no later than six months prior to the beginning of the Year in which it is to be effected; provided that, with respect to the Year beginning on the Effective Date, any Deferral Election or revocation thereof must be delivered no later than the close of business on the 30th day after the Effective Date.

     7.     Deferred  Stock  Accounts.  The  Company  shall  maintain a Deferred
            -------------------------
Stock Account for each Participant who makes a Deferral Election to which shall be credited, as of the applicable Payment Time, the number of shares of the Common Stock payable pursuant to the Stock Retainer to which the Deferral Election relates. So long as any amounts in such Deferred Stock Account have not been delivered to the Participant under Paragraph 8 hereof, each Deferred Stock Account shall be credited as of the payment date for any dividend paid or other distribution made with respect to the Common Stock, with a number of shares of the Common Stock equal to (a) the number of shares of the Common Stock shown in such Deferred Stock Account on the record date for such dividend or distribution multiplied by (b) the Dividend Equivalent for such dividend or distribution.

     8.     Delivery  of  Shares.
            --------------------

     (a) The shares of the Common Stock in a Participant's Deferred Stock Account with respect to any Stock Retainer for which a Deferral Election has been made (together with dividends attributable to such shares credited to such Deferred Stock Account) shall be delivered in accordance with this Paragraph 8 as soon as practicable after the applicable Delivery Date. Except with respect to a Deferral Election pursuant to Paragraph 6 hereof, or other agreement between the parties, such shares shall be delivered at one time; provided that, if the number of shares so delivered includes a fractional share, such number shall be rounded to the nearest whole number of shares. If the Participant has in effect a Deferral Election pursuant to Paragraph 6 hereof, then such shares shall be delivered in five equal annual installments (together with dividends attributable to such shares credited to such Deferred Stock Account), with the first such installment being delivered on the first anniversary of the Delivery Date; provided that, if in order to equalize such installments, fractional shares would have to be delivered, such installments shall be adjusted by rounding to the nearest whole share. If any such shares are to be delivered after the Participant has died or become legally incompetent, they shall be delivered to the Participant's estate or legal guardian, as the case may be, in accordance with the foregoing; provided that, if the Participant dies with a Deferral Election pursuant to Paragraph 6 hereof in effect, the Committee shall deliver all remaining undelivered shares to the Participant's estate immediately. References to a Participant in this Plan shall be deemed to refer to the Participant's estate or legal guardian, where appropriate.

     (b) The Company may, but shall not be required to, create a grantor trust or utilize an existing grantor trust (in either case, "Trust") to assist it in accumulating the shares of the Common Stock needed to fulfill its obligations under this Paragraph 8. However, Participants shall have no beneficial or other interest in the Trust and the assets thereof, and their rights under this Plan shall be as general creditors of the Company, unaffected by the existence or nonexistence of the Trust, except that deliveries of Stock Retainers to Participants from the Trust shall, to the extent thereof, be treated as satisfying the Company's obligations under this Paragraph 8.

     9.     Share  Certificates;  Voting and Other Rights.  The certificates for
            ---------------------------------------------
shares delivered to a Participant pursuant to Paragraph 8 above shall be issued in the name of the Participant, and from and after the date of such issuance the Participant shall be entitled to all rights of a stockholder with respect to the Common Stock for all such shares issued in his name, including the right to vote the shares, and the Participant shall receive all dividends and other distributions paid or made with respect thereto.

     10.  General  Restrictions.
          ---------------------

          (a) Notwithstanding any other provision of this Plan or agreements made pursuant thereto, the Company shall not be required to issue or deliver any certificate or certificates for shares of the Common Stock under this Plan prior to fulfillment of all of the following conditions:

               (i) Listing or approval for listing upon official notice of issuance of such shares on the New York Stock Exchange, Inc., or such other securities exchange as may at the time be a market for the Common Stock;

               (ii) Any registration or other qualification of such shares under any state or federal law or regulation, or the maintaining in effect of any such registration or other qualification which the Committee shall, upon the advice of counsel, deem necessary or advisable; and

               (iii) Obtaining any other consent, approval, or permit from any state or federal governmental agency which the Committee shall, after receiving the advice of counsel, determine to be necessary or advisable.

          (b) Nothing contained in this Plan shall prevent the Company from adopting other or additional compensation arrangements for the Participants.

     11.     Shares  Available.  Subject  to  Paragraph  12  below,  the maximum
             -----------------
number of shares of the Common Stock which may in the aggregate be paid as Stock Retainers pursuant to this Plan is 50,000,000. Shares of the Common Stock issuable under this Plan may be taken from treasury shares of the Company or purchased on the open market. In the event that any outstanding Stock Retainer under this Plan for any reason expires or is terminated, the shares of Common Stock allocable to the unexercised portion of the Stock Retainer shall be available for issuance under the International Development Corp. Employee Stock Incentive Plan for the Year 2004. The Compensation Committee may, in its discretion, increase the number of shares available for issuance under this Plan, while correspondingly decreasing the number of shares available for issuance under International Development Corp.'s Employee Stock Incentive Plan for the Year 2004.

     12.  Adjustments;  Change  of  Control.
          ---------------------------------

          (a) In the event that there is, at any time after the Board adopts this Plan, any change in corporate capitalization, such as a stock split, combination of shares, exchange of shares, warrants or rights offering to purchase the Common Stock at a price below its Fair Market Value, reclassification, or recapitalization, or a corporate transaction, such as any merger, consolidation, separation, including a spin-off, stock dividend, or other extraordinary distribution of stock or property of the Company, any reorganization (whether or not such reorganization comes within the definition of such term in Section 368 of the Code) or any partial or complete liquidation of the Company (each of the foregoing a "Transaction"), in each case other than any such Transaction which constitutes a Change of Control (as defined below),
(i) the Deferred Stock Accounts shall not be credited with the amount and kind of shares or other property which would have been received by a holder of the number of shares of the Common Stock held in such Deferred Stock Account had such shares of the Common Stock been outstanding as of the effectiveness of any such Transaction, (ii) the number and kind of shares or other property subject to this Plan shall also not be appropriately adjusted to reflect the effectiveness of any such Transaction, and (iii) the Committee will not adjust any other relevant provisions of this Plan to reflect any such transaction.

          (b) If the shares of the Common Stock credited to the Deferred Stock Accounts are converted pursuant to Paragraph 12(a) into another form of property, references in this Plan to the Common Stock shall be deemed, where appropriate, to refer to such other form of property, with such other modifications as may be required for this Plan to operate in accordance with its purposes. Without limiting the generality of the foregoing, references to delivery of certificates for shares of the Common Stock shall be deemed to refer to delivery of cash and the incidents of ownership of any other property held in the Deferred Stock Accounts.

          (c) In lieu of the adjustment contemplated by Paragraph 12(a), in the event of a Change of Control, the following shall occur on the date of the Change of Control (i) the shares of the Common Stock held in each Participant's Deferred Stock Account shall be deemed to be issued and outstanding as of the Change of Control; (ii) the Company shall forthwith deliver to each Participant who has a Deferred Stock Account all of the shares of the Common Stock or any other property held in such Participant's Deferred Stock Account; and (iii) this Plan shall be terminated.

          (d) For purposes of this Plan, Change of Control shall mean any of the following events:

               (i) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a

"Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 40 percent or more of either (1) the then outstanding shares of the Common Stock of the Company (the "Outstanding Company Common Stock"), or (2) the combined voting power of then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that the following acquisitions shall not constitute a Change of Control (A) any acquisition directly from the Company (excluding an acquisition by virtue of the exercise of a conversion privilege unless the security being so converted was itself acquired directly from the Company), (B) any acquisition by the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (D) any acquisition by any corporation pursuant to a reorganization, merger or consolidation, if, following such reorganization, merger or consolidation, the conditions described in clauses (A), (B) and (C) of paragraph (iii) of this Paragraph 12(d) are satisfied; or

               (ii) Individuals who, as of the date hereof, constitute the Board of the Company (as of the date hereof, "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

               (iii) Approval by the stockholders of the Company of a reorganization, merger, binding share exchange or consolidation, unless, following such reorganization, merger, binding share exchange or consolidation
(A) more than 60 percent of, respectively, then outstanding shares of common stock of the corporation resulting from such reorganization, merger, binding share exchange or consolidation and the combined voting power of then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such reorganization, merger, binding share exchange or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger, binding share exchange or consolidation, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding the Company, any employee benefit plan (or related trust) of the Company or such corporation resulting from such reorganization, merger, binding share exchange or consolidation and any Person beneficially owning, immediately prior to such reorganization, merger, binding share exchange or consolidation, directly or indirectly, 20 percent or more of the Outstanding Company Common Stock or Outstanding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 20 percent or more of, respectively, then outstanding shares of common stock of the corporation resulting from such reorganization, merger, binding share exchange or consolidation or the combined voting power of then outstanding voting securities of such corporation entitled to vote generally in the election of directors, and (C) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger, binding share exchange or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger, binding share exchange or consolidation; or

               (iv) Approval by the stockholders of the Company of (1) a complete liquidation or dissolution of the Company, or (2) the sale or other disposition of all or substantially all of the assets of the Company, other than to a corporation, with respect to which following such sale or other disposition, (A) more than 60 percent of, respectively, then outstanding shares of common stock of such corporation and the combined voting power of then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding the Company and any employee benefit plan (or related trust) of the Company or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 20 percent or more of the Outstanding Company Common Stock or Outstanding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 20 percent or more of, respectively, then outstanding shares of common stock of such corporation and the combined voting power of then outstanding voting securities of such corporation entitled to vote generally in the election of directors, and (C) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Company.

     13.  Administration;  Amendment  and  Termination.
          --------------------------------------------

          (a) This Plan shall be administered by a committee consisting of two members who shall be the current directors of the Company or senior executive officers or other directors who are not Participants as may be designated by the Chief Executive Officer (the "Committee"), which shall have full authority to construe and interpret this Plan, to establish, amend and rescind rules and regulations relating to this Plan, and to take all such actions and make all such determinations in connection with this Plan as it may deem necessary or desirable.

          (b) The Board may from time to time make such amendments to this Plan, including to preserve or come within any exemption from liability under
Section 16(b) of the Exchange Act, as it may deem proper and in the best interest of the Company without further approval of the Company's stockholders, provided that, to the extent required under Nevada law or to qualify transactions under this Plan for exemption under Rule 16b-3 promulgated under the Exchange Act, no amendment to this Plan shall be adopted without further approval of the Company's stockholders and, provided, further, that if and to the extent required for this Plan to comply with Rule 16b-3 promulgated under the Exchange Act, no amendment to this Plan shall be made more than once in any six month period that would change the amount, price or timing of the grants of the Common Stock hereunder other than to comport with changes in the Code, the Employee Retirement Income Security Act of 1974, as amended, or the regulations thereunder. The Board may terminate this Plan at any time by a vote of a majority of the members thereof.

     14.     Restrictions  on  Transfer.  Each  Stock  Option granted under this
             --------------------------
Plan shall be transferable only by will or the laws of descent and distribution. No interest of any Employee under this Plan shall be subject to attachment, execution, garnishment, sequestration, the laws of bankruptcy or any other legal or equitable process. Each Stock Option granted under this Plan shall be exercisable during an Employee's lifetime only by the Employee or by the Employee's legal representative.

     15.     Term  of  Plan.  No  shares  of  the  Common Stock shall be issued,
             --------------
unless and until the Directors of the Company have approved this Plan and all other legal requirements have been met. This Plan was adopted by the Board effective December 13, 2004, and shall expire on December 13, 2014.

     16.     Governing Law.  This Plan and all actions taken thereunder shall be
             -------------
governed  by, and construed in accordance with, the laws of the State of Nevada.

     17.     Information  to Stockholders.  The Company shall furnish to each of
             ----------------------------
its stockholders financial statements of the Company at least annually.

     18.     Miscellaneous.
             -------------

          (a) Nothing in this Plan shall be deemed to create any obligation on the part of the Board to nominate any Director for reelection by the Company's stockholders or to limit the rights of the stockholders to remove any Director.

          (b) The Company shall have the right to require, prior to the issuance or delivery of any shares of the Common Stock pursuant to this Plan, that a Participant make arrangements satisfactory to the Committee for the withholding of any taxes required by law to be withheld with respect to the issuance or delivery of such shares, including, without limitation, by the withholding of shares that would otherwise be so issued or delivered, by withholding from any other payment due to the Participant, or by a cash payment to the Company by the Participant.

          IN WITNESS WHEREOF, this Plan has been executed effective as of December 13, 2004.


                                 INTERNATIONAL DEVELOPMENT CORP.



                                 By  /s/ Max Weissengruber
                                   ---------------------------------------------
                                   Max Weissengruber, President

                                                                    ATTACHMENT D
                          FRESHWATER TECHNOLOGIES, INC.
                            STOCK PURCHASE AGREEMENT


     THIS AGREEMENT is made this 29th day of September, 2005, by and between INTERNATONAL DEVLOPMENT CORP., a Nevada corporation (the "Seller"), as the sole stockholder of FRESHWATER TECHNOLOGIES, INC., a Nevada corporation (the
"Company"), and MAX WEISSENGRUBER ("Weissengruber") and D. BRIAN ROBERTSON ("Robertson").

     WHEREAS, the Seller desires to sell to Weissengruber and Robertson one share of common stock, constituting 100 percent of the issued and outstanding shares of the capital stock of the Company, par value $0.001 per share (the "Stock");

     WHEREAS, Weissengruber and Robertson desire to purchase the Stock as hereinafter provided;

     NOW, THEREFORE, in consideration of the foregoing and the following mutual covenants and agreements, the parties hereto agree as follows:

     1.   Purchase  of  Stock.  At  the  closing  of  this  Agreement  (the
          -------------------
"Closing"), upon the basis of the covenants, warranties and representations of Weissengruber and Robertson set forth in this Agreement, the Seller will sell, transfer, assign, and deliver to Weissengruber one-half share of the Stock and to Robertson on-half share of the Stock. The Stock shall be delivered free and clear of all liens and encumbrances, except as otherwise may be permitted hereunder.

     2.   Purchase  Price.  The  purchase  price  for  the  Stock  shall  be
          --------------
$60,210.33 to be paid at the Closing as follows:

          (a) The sum of $32,482.51 shall be paid in the form of forgiveness of debt for salary by the Seller to Weissengruber, as well as the termination of his employment agreement with the Seller, to be evidenced by a Release in the form attached hereto as Attachment A.
                            -------------

          (b) The sum of $27,727.82 shall be paid in the form of forgiveness of debt for salary owing by the Seller to Robertson, as well as the termination of his employment agreement with the Seller, to be evidenced by a Release in the form attached hereto as Attachment A.
                            -------------

     3.   Restrictive  Legend.  All  shares  of  the  Stock  to  be  delivered
          ------------------
hereunder shall be issued pursuant to an exemption from registration under
Section 4(2) of the Securities Act of 1933, as amended, inasmuch as such shares will be issued for investment purposes without a view to distribution. All shares of the Stock to be delivered hereunder shall bear a restrictive legend in substantially the following form:

     "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS AND NEITHER SUCH SHARES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT."

     4.   Representations  and  Warranties  of  the  Seller.  Where  a
          -------------------------------------------------
representation contained in this Agreement is qualified by the phrase "to the best of the Seller's knowledge" (or words of similar import), such expression means that, after having conducted a due diligence review, the Seller believes the statement to be true, accurate, and complete in all material respects. Knowledge shall not be imputed nor shall it include any matters which such person should have known or should have been reasonably expected to have known. The Seller represents and warrants to Weisengruber and Robertson as follows:

          (a)     Power  and Authority.  The Seller has full power and authority
                  --------------------
to execute, deliver, and perform this Agreement and all other agreements, certificates or documents to be delivered in connection herewith, including, without limitation, the other agreements, certificates and documents contemplated hereby (collectively the "Other Agreements").

          (b)     Binding  Effect.  Upon  execution  and delivery by the Seller,
                  ---------------
this Agreement and the Other Agreements shall be and constitute the valid, binding and legal obligations of the Seller, enforceable against the Seller in accordance with the terms hereof and thereof, except as the enforceability hereof or thereof may be subject to the effect of (i) any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          (c)     No  Consents.  No  consent,  approval  or authorization of, or
                  ------------
registration, declaration or filing with any third party, including, but not limited to, any governmental department, agency, commission or other instrumentality, will, except such consents, if any, delivered or obtained on or prior to the Closing, be obtained or made by the Seller prior to the Closing to authorize the execution, delivery and performance by the Seller of this Agreement or the Other Agreements.

          (d)     Stock  Ownership  of  the Stock to be Sold by the Seller.  The
                  --------------------------------------------------------
Seller has good, absolute, and marketable title to one share of the Stock which constitutes 100 percent of the issued and outstanding shares of the Stock. The Seller has the complete and unrestricted right, power and authority to cause the sale, transfer, and assignment of 100 shares of the Stock pursuant to this Agreement. The delivery of the Stock to Weissengruber and Robertson as herein contemplated will vest in Weissengruber and Robertson good, absolute and marketable title to the share of the Stock as described herein, free and clear of all liens, claims, encumbrances, and restrictions of every kind, except those restrictions imposed by applicable securities laws or this Agreement.

          (e)     Organization  and  Standing  of the Company.  The Company is a
                  -------------------------------------------
duly organized and validly existing Nevada corporation in good standing, with all requisite corporate power and authority to carry on the Business as presently conducted. The Company has not qualified to do business in any other jurisdiction.

          (f)     No  Subsidiaries.  The  Company  has  no  subsidiaries.
                  ----------------

          (g)     Capitalization  and  Other Outstanding Shares.  The Company is
                  ---------------------------------------------
authorized by its Articles of Incorporation to issue 800,000,000 shares of the Stock, par value $0.001 per share; and 100,000,000 preferred shares are authorized, par value $0.001 per share. No other class of capital stock is authorized. As of the date of this Agreement, the Company has duly and validly issued and outstanding, fully paid, and non-assessable, one share of the Stock. There are no outstanding options, contracts, commitments, warrants, preemptive rights, agreements or any rights of any character affecting or relating in any manner to the issuance of the Stock, or other securities or entitling anyone to acquire the Stock or other securities of the Company.

          (h)     Representations  and  Warranties  True  and  Complete.  All
                  -----------------------------------------------------
representations and warranties of the Seller in this Agreement and the Other Agreements are true, accurate and complete in all material respects as of the Closing.

          (i)     No Knowledge of Default.  The Seller has no knowledge that any
                  -----------------------
representations and warranties of Weissengruber and Robertson contained in this Agreement or the Other Agreements are untrue, inaccurate or incomplete or that Weissengruber or Robertson is in default under any term or provision of this Agreement or the Other Agreements.

          (j)     No  Untrue  Statements.  No  representation or warranty by the
                  ----------------------
Seller in this Agreement or in any writing furnished or to be furnished pursuant hereto, contains or will contain any untrue statement of a material fact, or omits, or will omit to state any material fact required to make the statements herein or therein contained not misleading.

          (k)     Reliance.  The  foregoing  representations  and warranties are
                  --------
made by the Seller with the knowledge and expectation that Weissengruber and Robertson are placing complete reliance thereon.

     5.   Representations  and  Warranties  of  Weissengruber  and  Robertson.
          -------------------------------------------------------------------
Where a representation contained in this Agreement is qualified by the phrase "to the best of Weissengruber and Robertson's knowledge" (or words of similar import), such expression means that, after having conducted a due diligence review, Weissengruber and Robertson believe the statement to be true, accurate, and complete in all material respects. Knowledge shall not be imputed nor shall it include any matters which such person should have known or should have been reasonably expected to have known. Weissengruber and Robertson hereby represent and warrant to the Seller as follows:

          (a)     Power  and  Authority.  They  have full power and authority to
                  ---------------------
execute,  deliver  and  perform  this  Agreement  and  the  Other  Agreements.

          (b)     Binding  Effect.  Upon execution and delivery by Weissengruber
                  ---------------
and Robertson, this Agreement and the Other Agreements shall be and constitute the valid, binding and legal obligations of Weissengruber and Robertson enforceable against Weissengruber and Robertson in accordance with the terms hereof or thereof, except as the enforceability hereof and thereof may be subject to the effect of (i) any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          (c)     No  Consents.  No  consent,  approval  or authorization of, or
                  ------------
registration, declaration or filing with any third party, including, but not limited to, any governmental department, agency, commission or other instrumentality, will, except such consents, if any, delivered or obtained on or prior to the Closing, be obtained or made by Weisengruber and Robertson prior to the Closing to authorize the execution, delivery and performance by Weisengruber and Robertson of this Agreement or the Other Agreements.

          (d)     Representations  and Warranties of Weissengruber and Robertson
                  --------------------------------------------------------------
True  and  Complete.  All  representations  and  warranties of Weissengruber and
-------------------
Robertson in this Agreement and the Other Agreements are true, accurate and complete in all material respects as of the Closing.

          (e)     No  Knowledge  of  the  Seller's  Default.  Weissengruber  and
                  -----------------------------------------
Robertson have no knowledge that any of the Seller's representations and warranties contained in this Agreement or the Other Agreements are untrue, inaccurate or incomplete in any respect or that the Seller is in default under any term or provision of this Agreement or the Other Agreements.

          (f)     No  Untrue  Statements.  No  representation  or  warranty  by
                  ----------------------
Weissengruber and Robertson in this Agreement or in any writing furnished or to be furnished pursuant hereto, contains or will contain any untrue statement of a material fact, or omits, or will omit to state any material fact required to make the statements herein or therein contained not misleading.

          (g)     Reliance.  The  foregoing  representations  and warranties are
                  --------
made by Weissengruber and Robertson with the knowledge and expectation that the Seller is placing complete reliance thereon.

     6.   The  Nature  and  Survival  of  Representations,  Covenants  and
          ----------------------------------------------------------------
Warranties.  All  statements and facts contained in any memorandum, certificate,
----------
instrument, or other document delivered by or on behalf of the parties hereto for information or reliance pursuant to this Agreement, shall be deemed representations, covenants and warranties by the parties hereto under this Agreement. All representations, covenants and warranties of the parties shall survive the Closing and all inspections, examinations, or audits on behalf of the parties, shall expire one year following the Closing.

     7.   Records  of  the  Company.  For a period of five years following the
          -------------------------
Closing, the books of account and records of the Company pertaining to all periods prior to the Closing shall be available for inspection by the Seller for use in connection with tax audits.

     8.   Further  Conveyances  and  Assurances.  After  the Closing, the Seller
          ------------------------------------
and Weissengruber and Robertson, each, will, without further cost or expense to, or consideration of any nature from the other, execute and deliver, or cause to be executed and delivered, to the other, such additional documentation and instruments of transfer and conveyance, and will take such other and further actions, as the other may reasonably request as more completely to sell, transfer and assign to and fully vest in Weissengruber and Robertson ownership of the Stock and the Stock and to consummate the transactions contemplated hereby.

     9.   Closing.  The  Closing  of  this  Agreement  shall  be  on  or  before
          -------
September 29, 2005, subject to acceleration or postponement from time to time as the parties hereto may mutually agree.

     10.  Deliveries  at  the  Closing  by  the  Seller.  At  the  Closing  the
          ---------------------------------------------
Seller:

          (a) Shall deliver to Weissengruber certificates representing one-half share of the Stock, duly endorsed by the Seller, free and clear of all liens, claims, encumbrances, and restrictions of every kind except for the restrictive legend required by Paragraph 3 hereof.

          (b) Shall deliver to Robertson certificates representing one-half share of the Stock, duly endorsed by the Seller, free and clear of all liens, claims, encumbrances, and restrictions of every kind except for the restrictive legend required by Paragraph 3 hereof.

          (c) The Seller shall deliver any other document which may be necessary to carry out the intent of this Agreement.

     11.  Deliveries  at  the  Closing  by  Weissengruber  and Robertson. At the
          ----------------------------------------------------------
Closing,  Weisengruber  and Robertson shall deliver to the Seller the following:

          (a) The purchase price, which shall be evidenced by the Releases in the form attached hereto as Attachment A.

          (b) Any other document which may be necessary to carry out the intent of this Agreement.

     12.  No  Assignment.  This  Agreement  shall not be assignable by any party
          -------------
without the prior written consent of the other parties, which consent shall be subject to such parties' sole, absolute and unfettered discretion.

     13.  Attorney's  Fees.  In  the  event  that it should become necessary for
          ----------------
any party entitled hereunder to bring suit against any other party to this Agreement for enforcement of the covenants contained in this Agreement, the parties hereby covenant and agree that the party or parties who are found to be in violation of said covenants shall also be liable for all reasonable attorney's fees and costs of court incurred by the other party or parties that bring suit.

     14.  Benefit.  All  the  terms  and  provisions  of this Agreement shall be
          --------
binding upon and inure to the benefit of and be enforceable by each of the parties hereto, and his respective heirs, executors, administrators, personal representatives, successors and permitted assigns.

     15.  Construction.  Words  of  any  gender  used in this Agreement shall be
          ------------
held and construed to include any other gender, and words in the singular number shall be held to include the plural, and vice versa, unless the context requires otherwise.

     16.  Waiver.  No  course  of  dealing  on  the  part of any party hereto or
          ------
its agents, or any failure or delay by any such party with respect to exercising any right, power or privilege of such party under this Agreement or any instrument referred to herein shall operate as a waiver thereof, and any single or partial exercise of any such right, power or privilege shall not preclude any later exercise thereof or any exercise of any other right, power or privilege hereunder or thereunder.

     17.  Cumulative  Rights.  The  rights  and remedies of any party under this
          -----------------
Agreement and the instruments executed or to be executed in connection herewith, or any of them, shall be cumulative and the exercise or partial exercise of any such right or remedy shall not preclude the exercise of any other right or remedy.

     18.  Invalidity.  In  the  event  any  one  or  more  of  the  provisions
          ----------
contained in this Agreement or in any instrument referred to herein or executed in connection herewith shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect the other provisions of this Agreement or any such other instrument.

     19.  Time  of  the  Essence.  Time  is  of  the  essence of this Agreement.
          ----------------------

     20.  Incorporation  by  Reference.  The  Attachments  to  this  Agreement
          ----------------------------
referred to or included herein constitute integral parts to this Agreement and are incorporated into this Agreement by this reference.

     21.  Controlling  Agreement.  In  the  event  of  any  conflict between the
          ----------------------
terms of this Agreement or Attachments referred to herein, the terms of this Agreement shall control.

     22.  Multiple  Counterparts.  This  Agreement  may  be  executed  in one or
          ----------------------
more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A facsimile transmission of this signed Agreement or an email of this Agreement containing digitized signatures shall be legal and binding on all parties hereto.

     23.  Law  Governing.  This  Agreement  shall  be  construed and governed by
          --------------
the  laws  of  the  State  of  Nevada.

     24.  Entire  Agreement.  This  instrument  and  the  attachments  hereto
          -----------------
contain the entire understanding of the parties and may not be changed orally, but only by an instrument in writing signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

     IN WITNESS WHEREOF, this Agreement has been executed in multiple counterparts on the date first written above.

                              INTERNATONAL DEVLOPMENT CORP.



                              By /s/ Betty-Ann Harland
                                ------------------------------------------------
                                 Betty-Ann Harland, Chairman of the Board


                              /s/ Max Weissengruber
                              --------------------------------------------------
                              MAX WEISSENGRUBER


                              /s/ D. Brian Robertson
                              --------------------------------------------------
                              D. BRIAN ROBERTSON

Attachment:
----------
Attachment A     Releases


                        RELEASE AND SETTLEMENT AGREEMENT

     THIS  AGREEMENT  is  made  September  29th,  2005,  by and between D. BRIAN
ROBERTSON ("Robertson") and INTERNATIONAL DEVELOPMENT CORP., a Nevada corporation (the "Company").

     WHEREAS, the Company is indebted to Robertson in the amount of $27,727.82 (the "Indebtedness"); and

     WHEREAS, the Company and Robertson have executed an Employment Agreement dated October 1, 2004 (the "Employment Agreement"); and

     WHEREAS, Robertson and the Company want to terminate the Employment Agreement and provide for the payment of the Indebtedness;

     NOW, THEREFORE, in consideration of the foregoing and the following mutual covenants and agreements, the parties hereto do hereby agree as follows:

     1.     Settlement.  As  a result of the mutual covenants and considerations
            ----------
contained herein, and for valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties, Robertson agrees to accept one half of one common share constituting 50 percent of the issued and outstanding shares of Freshwater Technologies, Inc., a Nevada corporation, in full payment of the Indebtedness and the termination of the Employment Agreement.

     2.     General Release of the Company.  As a result of the mutual covenants
            ------------------------------
and considerations contained herein, Robertson, individually and for his assigns, predecessors, successors, joint venturers, heirs, executors, administrators, personal representatives, and trustees, hereby releases and forever discharges the Company, its assigns, predecessors, successors, joint venturers, personal representatives, and any other person at interest therewith, from and against any and all claims, demands, debts, interest, expenses, dues, liens, liabilities, causes of action including court costs or attorney's fees, or any other form of compensation, he may now own or hereafter acquire against the Company, whether statutory, in contract, in tort, either at law or in equity, including quantum meruit, as well as any other kind or character of action on account of, growing out of, relating to or concerning, whether directly or indirectly, the Indebtedness or the Employment Agreement, any other instrument, agreement or transaction, whether written or oral, in connection with the Indebtedness or the Employment Agreement, or any other transaction or occurrence of any nature whatsoever occurring before the execution of this Release and Settlement Agreement.

     3.     Acknowledgments.  Robertson acknowledges and agrees that the release
            ---------------
and  discharge  set  forth  above  is  a  GENERAL  RELEASE.  Robertson  further
                                          ----------------
acknowledges that the general release set forth herein above is given voluntarily, based solely upon the judgment of Robertson formed after consultation with his attorney, and is not based upon any representations or statements of any kind or nature whatsoever made by or on behalf of the Company as to the liability, if any, of the Company, or the value of the Indebtedness or the Employment Agreement or any other matter relating thereto. Additionally, Robertson expressly states and acknowledges that no promise, agreement, or representation, other than those expressed herein, have been made by the Company to Robertson or his attorney in order to induce the execution of this Release and Settlement Agreement.

     4.     Entire  Agreement.  This instrument contains the entire agreement of
            -----------------
the parties and may not be changed orally, but only by an instrument in writing signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

     IN WITNESS WHEREOF, the parties have executed this Release and Settlement Agreement on the date first written above.


                                     /s/ D. Brian Robertson
                                     ----------------------
                                     D. BRIAN ROBERTSON

                                     INTERNATIONAL DEVELOPMENT CORP.


                                     By /s/ Betty-Ann Harland
                                        Betty-Ann Harland, Chairman of the Board


                        RELEASE AND SETTLEMENT AGREEMENT

     THIS AGREEMENT is made September 29th, 2005, by and between MAX WEISSENGRUBER ("Weissengruber") and INTERNATIONAL DEVELOPMENT CORP., a Nevada corporation (the "Company").

     WHEREAS, the Company is indebted to Weissengruber in the amount of $32,482.51 (the "Indebtedness"); and

     WHEREAS, the Company and Weissengruber have executed an Employment Agreement dated October 1, 2004 (the "Employment Agreement"); and

     WHEREAS,  Weissengruber  and  the  Company want to terminate the Employment
Agreement  and  provide  for  the  payment  of  the  Indebtedness;

     NOW, THEREFORE, in consideration of the foregoing and the following mutual covenants and agreements, the parties hereto do hereby agree as follows:

     1.     Settlement.  As  a result of the mutual covenants and considerations
            ----------
contained herein, and for valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties, Weissengruber agrees to accept one-half of one common share, constituting 50 percent of the issued and outstanding shares of Freshwater Technologies, Inc., a Nevada corporation, in full payment of the Indebtedness and the termination of the Employment Agreement.

     2.     General Release of the Company.  As a result of the mutual covenants
            ------------------------------
and considerations contained herein, Weissengruber, individually and for his assigns, predecessors, successors, joint venturers, heirs, executors, administrators, personal representatives, and trustees, hereby releases and forever discharges the Company, its assigns, predecessors, successors, joint venturers, personal representatives, and any other person at interest therewith, from and against any and all claims, demands, debts, interest, expenses, dues, liens, liabilities, causes of action including court costs or attorney's fees, or any other form of compensation, he may now own or hereafter acquire against the Company, whether statutory, in contract, in tort, either at law or in equity, including quantum meruit, as well as any other kind or character of action on account of, growing out of, relating to or concerning, whether directly or indirectly, the Indebtedness or the Employment Agreement, any other instrument, agreement or transaction, whether written or oral, in connection with the Indebtedness or the Employment Agreement, or any other transaction or occurrence of any nature whatsoever occurring before the execution of this Release and Settlement Agreement.

     3.     Acknowledgments.  Weissengruber  acknowledges  and  agrees  that the
            ---------------
release  and  discharge  set  forth  above  is a GENERAL RELEASE.  Weissengruber
                                                 ---------------
further acknowledges that the general release set forth herein above is given voluntarily, based solely upon the judgment of Weissengruber formed after consultation with his attorney, and is not based upon any representations or statements of any kind or nature whatsoever made by or on behalf of the Company as to the liability, if any, of the Company, or the value of the Indebtedness or the Employment Agreement or any other matter relating thereto. Additionally, Weissengruber expressly states and acknowledges that no promise, agreement, or representation, other than those expressed herein, have been made by the Company to Weissengruber or his attorney in order to induce the execution of this Release and Settlement Agreement.

     4.     Entire  Agreement.  This instrument contains the entire agreement of
            -----------------
the parties and may not be changed orally, but only by an instrument in writing signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

     IN WITNESS WHEREOF, the parties have executed this Release and Settlement Agreement on the date first written above.


                                     /s/ Max Weissengruber
                                     -------------------------------
                                     MAX WEISSENGRUBER

                                     INTERNATIONAL DEVELOPMENT CORP.


                                     By /s/ Betty-Ann Harland
                                        ----------------------------------------
                                        Betty-Ann Harland, Chairman of the Board

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

              ____________________________________________________

                                  FORM 10-KSB/A
                                 AMENDMENT NO. 3

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED AUGUST 31, 2004.

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ______ TO ________

                          COMMISSION FILE NO. 000-31343

                         INTERNATIONAL DEVELOPMENT CORP.
               (Exact name of issuer as specified in its charter)

             (Exact name of registrant as specified in its charter)

                                 OZOLUTIONS INC.
             (Previous name of issuer, while a Delaware corporation)

                     NEVADA                                 98-0229321
         (State or other jurisdiction                    (I.R.S. Employer
       of incorporation or organization)                Identification No.)

  30 DENVER CRESCENT, SUITE 200, TORONTO, ONTARIO, CANADA     M2J 1G8
         (Address of principal executive offices)           (Zip Code)

       Registrant's telephone number, including area code: (416) 490-0254


Securities registered under Section 12(b) of the Exchange Act: NONE.

Securities registered under Section 12(g) of the Exchange Act: COMMON STOCK, PAR
                                                         VALUE $0.001 PER SHARE.
                                                             (Title of class)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

     State issuer's revenues for its most recent fiscal year: $22,950.00.

     State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of November 30, 2004: $491,000.00.

     Indicate the number of shares outstanding of each of the registrant's classes of common stock as of November 30, 2004: 49,104,430.

                                EXPLANATORY NOTE

On December 14, 2004, we filed with the Securities and Exchange Commission (the "SEC") our Annual Report on Form 10-KSB for the period ended August 31, 2004, file number 000-31343. In that Annual Report, file number 000-31343, we incorrectly stated that we had terminated our water purification business. The mistake was unintentional and a result of oversight.

This Amended Annual Report is being filed to disclose that we did not terminate our water purification business, but, rather, transferred our water purification business to our wholly-owned subsidiary, Freshwater Technologies, Inc., which was formed on January 21, 2005. Although we had disclosed our intent to get out of direct management of the water related business in our Form 10-KSB for the Fiscal Year Ended August 31, 2004, we ultimately decided that we could realize most value from the water purification-related assets by creating a wholly owned subsidiary to carry on our water purification business.

This Amended Annual Report clarifies that the water purification business was never terminated by us, but is currently being continued through our wholly-owned subsidiary, Freshwater Technologies, Inc.

THIS AMENDED FILING HAD NO MATERIAL EFFECT ON OUR FINANCIAL STATEMENTS AND ACCOMPANYING NOTES FOR THE FISCAL YEAR ENDED AUGUST 31, 2004.

Except as described above, no other changes have been made to our annual report on Form 10-KSB. For the convenience of the reader, this Form 10-KSB/A sets forth the complete text of the annual report for the fiscal year ended August 31, 2004 rather than just the amended portions thereof. To preserve the nature and character of the disclosures set forth in these Items as originally filed, this Form 10-KSB/A continues to speak as of December 14, 2004, and we have not updated the disclosures in this Form 10-KSB/A to speak as of a later date or to reflect events which occurred at a later date.

The filing of this Form 10-KSB/A is not an admission that the disclosures in our Annual Report on Form 10-KSB, file number 000-31343, when made, knowingly included any untrue statement of a material fact or omitted to state a material fact necessary to make the statements made therein not misleading.

                                TABLE OF CONTENTS
Item 1.     Description of Business. . . . . . . . . . . . . . . . . . . . . . 1
Item 2.     Description of Property. . . . . . . . . . . . . . . . . . . . . . 8
Item 3.     Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . . 8
Item 4.     Submission of Matters to a Vote of  Security  Holders. . . . . . . 8
Item 5.     Market for Common Equity and Related Stockholder Matters . . . . . 9
Item 6.     Management's Discussion and Analysis or Plan of Operation. . . . .10
Item 7.     Financial Statements . . . . . . . . . . . . . . . . . . . . . . .12
Item 8.     Changes In and Disagreements With Accountants on Accounting and
            Financial Disclosure . . . . . . . . . . . . . . . . . . . . . . .12
Item 8A.    Controls and Procedures. . . . . . . . . . . . . . . . . . . . . .12
Item 9.     Directors and Executive Officers of the Registrant . . . . . . . .13
Item 10.    Executive Compensation . . . . . . . . . . . . . . . . . . . . . .16
Item 11.    Security Ownership of Certain Beneficial Owners and Management
            and Related Stockholder Matters. . . . . . . . . . . . . . . . . .18
Item 12.    Certain Relationships and Related Transactions . . . . . . . . . .18
Item 13.    Exhibits and  Reports on Form 8-K. . . . . . . . . . . . . . . . .19
Item 14.    Principal Accountant Fees and Services . . . . . . . . . . . . . .20

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

     Statements in this Form 10-KSB Annual Report may be "forward-looking Statements." Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by our management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and probably will, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those described above and those risks discussed from time to time in this Form 10-KSB Annual Report, including the risks described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in other documents which we file with the Securities and Exchange Commission.

     In addition, such statements could be affected by risks and uncertainties related to our financial condition, factors that affect our industry, market and customer acceptance, competition, government regulations and requirements and pricing, as well as general industry and market conditions and growth rates, and general economic conditions. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 10-KSB Annual Report.

GENERAL

     International Development Corp., a Nevada corporation, was formerly known as Ozolutions Inc., a Delaware corporation. We changed our name and state of domicile on December 9, 2004. See, "Change of Domicile." Our previous business had been that of international marketing and distribution of water purification systems using ultra violet, ozone and water activator technology. The markets we primarily targeted were located in the United States, Canada, Mexico, Costa Rica, Peru, and Panama. In addition, we are formulating a new business plan and concentrating our efforts on identifying and closing focused acquisitions, building our company through steady planned growth. To that end we are reviewing investment options but have not entered into any agreements beyond the review at this stage. As of the date of this Amended Report, we have not entered into any definitive agreements.


     A  brief  discussion  of  our previous activities is in order.

     Ozone Technology. On June 12, 2000, we purchased the exclusive marketing rights to distribute the products of "Hankin Ozone Systems, LTD" in Canada, the Caribbean, and Mexico from 1421209 Ontario Limited. We agreed to pay the sum of $1,017,217, and issue 8,000,000 shares of our common shares. In November 2000, 8,000,000 shares of our common stock were delivered to 1421209 Ontario Limited. We had an agreement to repurchase 6,000,000 of the 8,000,000 shares for $81,699 which we decided to cancel in August 2004. In April 2002, the agreement with 1421209 Ontario Limited was cancelled and the obligation to pay $1,000,000 to 1421209 Ontario Limited was no longer due. We wrote-off the net marketing rights of $762,743 and the outstanding obligation of $1,000,000, and recorded an extraordinary gain from the cancellation of the agreement of $237,257. We paid $50,000 directly to Hankin Ozone Systems, LTD for the same marketing rights which we recorded as an expense during the year ended August 31, 2002. In September 2004, Hankin was placed into bankruptcy, and the deposit of $22,292 for certain units was written off as of August 31,2004.

     Water-activated Technology. In August 2001, we acquired non-exclusive distribution rights to an activated water system from ELCE International Inc. for Mexico and the Caribbean markets including Panama, Costa Rica, Ecuador and Peru. No fees were paid for these rights. In September 2003, we approved the issuance of 250,000 shares of our restricted common stock to the president of ELCE and the cancellation of an option to purchase

500,000 shares of our common stock at $0.50 per share in order to maintain the existing relationship in Canada. The issuance of the common stock resulted in a charge against earnings of $15,000 in 2004.

UV Pure Products. In order to provide viable technology and pricing options to residential customers for drinking water solutions, we entered into distribution agreements with UV Pure in 2004 with the intent to distribute ultra violet home treatment systems in select markets in Latin America and the United States. We have since terminated the agreements.

In the opinion of our management, we could realize most value from our water purification-related assets by creating a wholly owned subsidiary to carry on the water purification business.

On January 21, 2005, we formed a wholly-owned subsidiary, Freshwater Technologies, Inc., for the purpose of transferring our water purification-related assets and business to Freshwater Technologies, Inc. We are now conducting all of our water purification-related business through Freshwater Technologies, Inc.

Change in Control

     On September 23, 2004, Betty-Ann Harland acquired 15,000,000 shares of our common stock, which represented 30.51 percent of our issued and outstanding common stock. In addition, Ms. Harland has proxies to vote 6,000,000 shares of our common stock, granted by 1421209 Ontario Limited. The proxies expire on February 1, 2005. Ms. Harland paid the sum of $25,000 for the shares.

CHANGE IN CONTROL

     On September 23, 2004, Betty-Ann Harland acquired 15,000,000 shares of our common stock, which represented 30.51 percent of our issued and outstanding common stock. In addition, Ms. Harland has proxies to vote 6,000,000 shares of our common stock, granted by 1421209 Ontario Limited. The proxies expire on February 1, 2005. Ms. Harland was elected as our chairman of the board, chief executive officer and director on September 23, 2004. Ms. Harland paid the sum of $25,000 for the shares. Pursuant to the acquisition agreement, the shares of common stock acquired by Ms. Harland may be converted into shares of our voting preferred stock upon terms to be determined.

     On October 12, 2004, 1421209 Ontario Limited granted to us an option to redeem 3,000,000 shares of our common stock, which are currently held in escrow, for a total sum of $25,000.00, payable in two installments. The first installment of $10,000 was paid by us on October 12, 2004, and the balance of $15,000.00 is due on or before February 1, 2005. In the event that we do not pay the second installment of $15,000.00, our option to redeem the 3,000,000 shares of our common stock will terminate. In any event, Betty-Ann Harland will retain her proxies to vote 6,000,000 shares of our common stock, granted by 1421209 Ontario Limited.

     Following the acquisition of our shares by Ms. Harland, she was elected our chairman and chief executive officer. In addition, Max Weissengruber, Douglas Robertson, Robert W. Gingell, and Arthur N. Kelly were elected as our officers and directors. At the same time, D. Brian Robertson was elected our chief financial officer.

     Because of the change in ownership of voting stock and the composition of the board after the closing of the agreement, there was a change in control.

CHANGE OF DOMICILE

     On December 9, 2004, a majority of our stockholders voted to approve a change in our state of incorporation from Delaware to Nevada by means of a merger permitted under the corporate statutes of both states.

     The merger was between Ozolutions, Inc., a Delaware corporation, and International Development Corp., a Nevada corporation, organized by us for the specific purpose of the change of domicile. The merger was consummated pursuant to a Plan of Merger. The Plan of Merger provided that Ozolutions, Inc. merge with and into International Development Corp. Following the merger, International Development Corp. was the surviving entity.

     International Development Corp. was a newly formed corporation with one share of common stock issued and outstanding held by Betty-Ann Harland, our chairman and chief executive officer, with only minimal capital and no other assets or liabilities. The terms of the merger provided that the existing stockholders of Ozolutions, Inc. would be entitled to receive one share of the common stock of International Development Corp. for every one share of the common stock of Ozolutions, Inc. held by the common stockholders of Ozolutions, Inc. In addition, the then currently issued one share of the common stock of International Development Corp. held by Ms. Harland was cancelled. As a result, following the merger, the former stockholders of Ozolutions, Inc. became the only stockholders of the newly merged corporation.

     The change of domicile did not interrupt the existence of Ozolutions, Inc. Each share of our common stock remained issued and outstanding as one share of the common stock of International Development Corp. after the change of domicile from Delaware to Nevada.

     We chose to change our state of incorporation in order to take advantage of several features of Nevada corporate law which are expected to help us reduce our taxes and to facilitate our corporate actions. A comparison of Nevada and Delaware law follows:

- Corporations domiciled in Nevada do not pay a franchise tax or a corporate income tax. Delaware imposes a corporate income tax.

- Under Nevada law, unless otherwise provided in the articles of incorporation, a corporation that desires to change the number of shares of a class or series, if any, of its authorized stock by increasing or decreasing the number of authorized shares of the class or series and correspondingly increasing or decreasing the number of issued and outstanding shares of the same class or series held by each stockholder of record at the effective date and time of the change, except as otherwise provided in subsections 2 and 3 of Chapter 78.207 of the Nevada Revised Statutes, may do so by a resolution adopted by the board of directors, without obtaining the approval of the stockholders. The resolution may also provide for a change of the par value, if any, of the same class or series of the shares increased or decreased. After the effective date and time of the change, the corporation may issue its stock in accordance therewith.

     The second bullet point above is especially important to us, inasmuch as we will be able to change our authorized shares to more efficiently meet our current needs. Presently, we need to go to the time and expense of having a stockholders' meeting in order to change our authorized shares. We must be able to quickly deal with situations calling for us to modify our capital structure.

     Officers and Directors. Before the change of domicile, our board of directors consisted of five members, Betty-Ann Harland, Max Weissengruber, Douglas Robertson, Robert W. Gingell, and Arthur N. Kelly. Upon the change of domicile, our board of directors consists of the same individuals who were also the directors of International Development Corp.

     Resales of Our Common Stock. Pursuant to Rule 145 under the Securities Act, due to the merger of Ozolutions, Inc. with International Development Corp., the exchange of our shares of common stock in the Delaware corporation for shares of the common stock of the Nevada corporation was exempt from registration under the Securities Act, since the sole purpose of the transaction was a change of our domicile within the United States. The effect of the exemption is that the shares of our common stock issuable in the change of domicile may be resold by the former stockholders without restriction to the same extent that such shares may have been sold before the change of domicile.

     Accounting for the Transaction. Upon consummation of the change of domicile, the historical financial statements of the Delaware corporation became the historical financial statements of the Nevada corporation. Total stockholders' equity was unchanged as a result of the change of domicile.

EMPLOYEES

     As of November 30, 2004, we employed two consultants, including two full-time executives and one part-time clerical employee. None of these employees are covered under a collective bargaining agreement.

RISK FACTORS

RISKS RELATING TO OUR BUSINESS

UNDER OUR NEW BUSINESS MODEL, WE ARE A NEW BUSINESS WITH A LIMITED OPERATING HISTORY AND ARE NOT LIKELY TO SUCCEED UNLESS WE CAN OVERCOME THE MANY OBSTACLES WE FACE.

     Under our new business model, we have a limited operating history. We have not recently engaged in active business operations.

     To date, our efforts have been devoted primarily to the following:

-    Organizational  activities;

-    Developing  a  business  plan  for  our  business;

-    Obtaining  funding;  and

- Conducting research and working toward the ultimate successful development of our products and services.

     We are still in our formative stage with respect to the development of our business plan going forward. You should be aware of the difficulties, delays and expenses normally encountered by an enterprise which has reorganized, many of which are beyond our control, including unanticipated expenses, employment costs, and administrative expenses. We cannot assure our stockholders that our proposed business plans as described in this Annual Report will materialize or prove successful, or that we will ever be able to finalize development of our products or services or operate profitably. If we cannot operate profitably, you could lose your entire investment. As a result of the nature of our business, initially we expect to sustain substantial operating expenses without generating significant revenues.

GROWTH BY ACQUISITION.

     Our business strategy includes the attainment of substantially all of our growth through our ability to successfully execute our acquisition model. Any time a company growth strategy depends on the acquisition of other companies there is substantial risk. In order to pursue a growth by acquisition strategy successfully, we must identify suitable candidates for these transactions, complete these transactions, and manage post-closing issues such as the integration into our corporate structure. Integration issues are complex, time consuming and expensive and, with out proper planning and implementation, could significantly disrupt our business including, but not limited to, the diversion of management's attention, the loss of key business and/or personnel from the acquired company, unanticipated events, and legal liabilities. If the business becomes impaired, there could be partial or full write-offs attributed to the acquisition.

COMPETITION.

     We face intense competition in all the business segments in which we have identified to do business. Some competitors will have substantially greater resources, including greater financial resources, larger customer base, and greater name and brand recognition. Any of these circumstances could have a material adverse effect on our business development, financial condition, results of operations.

FUTURE CAPITAL REQUIREMENTS; UNCERTAINTY OF FUTURE FUNDING.

     Our plan of operation calls for additional capital to facilitate growth and support our long-term development and acquisition strategy marketing programs. It is likely that we will have to seek additional financing through future public or private sales of our securities, including equity securities. We may also seek funding for the development and acquisitions marketing of our products through strategic partnerships and other arrangements with investment partners. There can be no assurance, however, that such collaborative arrangements or additional funds will be available when needed, or on terms acceptable to us, if at all. Any such additional financing may result in significant dilution to existing stockholders. If adequate funds are not available we may be required to curtail one or more of our future activates programs.

THERE IS SUBSTANTIAL DOUBT THAT WE CAN CONTINUE AS A GOING CONCERN.

     We expect to incur significant capital expenses in pursuing our development and acquisition strategy plans to increase sales volume, expanding our product lines and obtaining additional financing through stock offerings, or licensing agreements or other feasible financing alternatives. In order for us to continue our operations, we will require additional funds over the next 12 months. While we hope we will be able to generate funds necessary to maintain our operations, without additional funds there will be a limitation to the number of new projects that we could take on, which may have an effect on our ability to maintain our operations. Additional financing may not be available on terms favorable to us, or at all. If additional funds are not available, we may not be able to execute our business model plan or take advantage of business opportunities. Our ability to obtain such additional financing and to achieve our operating goals is uncertain. In the event that we do not obtain additional capital or are not able to increase cash flow through the increase of in revenues, there is a substantial doubt of our being able to continue as a going concern.

     Additionally, it should be noted that our independent auditors have included a going concern opinion and related discussion in the notes to our financial statements. The auditors have included the going concern provision because we have incurred significant and recurring losses and have a large working capital deficit that the auditors believe raises substantial doubt about our ability to continue as a going concern. Until such time we receive additional debt or equity financing, there is a risk that our auditors will continue to include a going concern provision in the notes to our financial statements.

DEPENDENCE ON KEY EMPLOYEES.

     Our business is dependent upon our senior executive officers, principally, Max Weissengruber, our chief operating officer, who is responsible for our operations, including marketing and business development. We have an employment agreement with Mr. Weissengruber and he has indicated a desire to continue his employment with us for the long term. Our business may be adversely affected if Mr. Weissengruber left our employ. In the event of future growth in administration, marketing, manufacturing and customer support functions, we will need to increase the depth and experience of our management team by adding new members. Our success will depend to a large degree upon the active participation of our key officers and employees. Loss of services of any of the current officers and directors, especially Mr. Weissengruber, could have a significant adverse effect on our operations and prospects. There can be no assurance that we will be able to employ qualified persons on acceptable terms to replace officers who become unavailable.

NEED FOR ADDITIONAL SPECIALIZED PERSONNEL.

     Although we are committed to the continued development and growth of our business, the addition of specialized key personnel and sales persons to assist us in the execution of our business model. There can be no assurance that we will be able to locate and hire such specialized personnel on acceptable terms.

DEPENDENCE ON ABILITY TO MARKET SERVICES.

     Due to our limited resources, the execution of our business model sales and marketing of our services has been limited to date. Our success is dependent upon our ability to execute with such limited resources.

TERRORISM.

     Terrorist acts or acts of war may cause damage or disruption to or business or business strategy, which could adversely impact revenues, ability to do acquisitions, and financial condition.

Risks Relating to Our Stock

WE MAY NEED TO RAISE ADDITIONAL CAPITAL. IF WE ARE UNABLE TO RAISE NECESSARY ADDITIONAL CAPITAL, OUR BUSINESS MAY FAIL OR OUR OPERATING RESULTS AND OUR STOCK PRICE MAY BE MATERIALLY ADVERSELY AFFECTED.

     Because we are a newly reorganized company, we need to secure adequate funding. If we are unable to obtain adequate funding, we may not be able to successfully develop and market our products and services and our business will most likely fail. We do not have commitments for additional financing. To secure additional financing, we may need to borrow money or sell more securities, which may reduce the value of our outstanding securities. We may be unable to secure additional financing on favorable terms or at all.

     Selling additional stock, either privately or publicly, would dilute the equity interests of our stockholders. If we borrow more money, we will have to pay interest and may also have to agree to restrictions that limit our operating flexibility. If we are unable to obtain adequate financing, we may have to curtail business operations which would have a material negative effect on operating results and most likely result in a lower stock price.

OUR COMMON STOCK HAS EXPERIENCED IN THE PAST, AND IS EXPECTED TO EXPERIENCE IN THE FUTURE, SIGNIFICANT PRICE AND VOLUME VOLATILITY, WHICH SUBSTANTIALLY INCREASES THE RISK THAT YOU MAY NOT BE ABLE TO SELL YOUR SHARES AT OR ABOVE THE PRICE THAT YOU PAY FOR THE SHARES.

     Because of the limited trading market for our common stock, and because of the possible price volatility, you may not be able to sell your shares of common stock when you desire to do so. During 2002 and 2003, and through the date of this Annual Report, our common stock was sold and purchased at prices that ranged from a high of $0.30 to a low of $0.01 per share. The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss because of such illiquidity since the price for our common stock may suffer greater declines due to its price volatility.

     The price of our common stock that will prevail in the market may be higher or lower than the price you pay. Certain factors, some of which are beyond our control, that may cause our share price to fluctuate significantly include, but are not limited to, the following:

-    Variations  in  our  quarterly  operating  results;

-    The  development  of  a  market  in  general for our products and services;

-    Changes  in  market  valuations  of  similar  companies;

- Announcement by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

-    Loss  of  a major customer or failure to complete significant transactions;

-    Additions  or  departures  of  key  personnel;  and

-    Fluctuations  in  stock  market  price  and  volume.

     Additionally, in recent years the stock market in general, and the OTC Bulletin Board in particular, have experienced extreme price and volume fluctuations. In some cases, these fluctuations are unrelated or disproportionate to the operating performance of the underlying company. These market and industry factors may materially and adversely affect our stock price, regardless of our operating performance.

     Over the past few months, there have been periods of significant increases in trading volume of our common stock during which the price of our stock has both increased and decreased. The historical trading of our common stock is not necessarily an indicator of how it will trade in the future and our trading price as of the date of this Annual Report does not necessarily portend what the trading price of our common stock might be in the future.

     Moreover, class action litigation has often been brought against companies following periods of volatility in the market price of the common stock of those companies. If we become involved in this type of litigation in the future, it could result in substantial costs and diversion of management attention and resources, which could have a further negative effect on your investment in our stock.

OUR DIRECTORS HAVE THE RIGHT TO AUTHORIZE THE ISSUANCE OF PREFERRED STOCK AND ADDITIONAL SHARES OF OUR COMMON STOCK.

     Our directors, within the limitations and restrictions contained in our articles of incorporation and without further action by our stockholders, have the authority to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and the relative rights, conversion rights, voting rights, and terms of redemption, liquidation preferences and any other preferences, special rights and qualifications of any such series. We have no intention of issuing preferred stock at the present time. Any issuance of preferred stock could adversely affect the rights of holders of our common stock.

     Should we issue additional shares of our common stock at a later time, each investor's ownership interest in our stock would be proportionally reduced. No investor will have any preemptive right to acquire additional shares of our common stock, or any of our other securities.

IF WE FAIL TO REMAIN CURRENT ON OUR REPORTING REQUIREMENTS, WE COULD BE REMOVED FROM THE OTC BULLETIN BOARD WHICH WOULD LIMIT THE ABILITY OF BROKER-DEALERS TO SELL OUR SECURITIES AND THE ABILITY OF STOCKHOLDERS TO SELL THEIR SECURITIES IN THE SECONDARY MARKET.

     Companies trading on the OTC Bulletin Board, such as we, must be reporting issuers under Section 12 of the Exchange Act, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board. If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

OUR COMMON STOCK IS SUBJECT TO THE "PENNY STOCK" RULES OF THE SEC AND THE TRADING MARKET IN OUR SECURITIES IS LIMITED, WHICH MAKES TRANSACTIONS IN OUR STOCK CUMBERSOME AND MAY REDUCE THE VALUE OF AN INVESTMENT IN OUR STOCK.

     The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. Inasmuch as that the current bid and ask price of our common stock is less than $5.00 per share, our shares are classified as "penny stock" under the rules of the SEC. For any transaction involving a penny stock, unless exempt, the rules require:

- That a broker or dealer approve a person's account for transactions in penny stocks; and

- The broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

     In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

- Obtain financial information and investment experience objectives of the person; and

- Make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

     The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

- Sets forth the basis on which the broker or dealer made the suitability determination; and

- That the broker or dealer received a signed, written agreement from the investor prior to the transaction.

     Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

     Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

ITEM 2. DESCRIPTION OF PROPERTY.

     We use approximately 400 square feet of office space at 30 Denver Crescent, Suite 200, Toronto, Ontario Canada M2J 1G8. The office space is provided by Max Weissengruber, one of our officers and directors, at no charge. We rent storage space in Toronto on a month-to-month basis to maintain a limited inventory of product. The cost of this space is $300 per month. We believe that all of our facilities are adequate for at least the next 12 months. We expect that we could locate other suitable facilities at comparable rates, should we need more space.

ITEM 3. LEGAL PROCEEDINGS.

     In June 2002, David Michael LLC and Feng Shui Consulting, Inc. filed a suit against us for breach of contract for failure to issue shares of our common stock under a consulting agreement. We filed a counter claim and third party complaint denying the substantive allegations of the complaint and asserting breach of contract and fraud in connection with the transaction. On August 23,2004 the United States District Court for Utah ordered the dismissal of this action in its entirety including all claims with each party to bear its own costs and fees. The shares of our common stock previously issued to David Michael LLC and Feng Shui Consulting, Inc. are to be returned to us upon payment of $5,000 which was paid in September 2004.

     On January 11, 2002, we entered into a financial consulting and investment banking agreement with Chapman, Spira & Carson LLC. The purpose of the agreement was to assist us with general business and financial consulting and obtain equity and debt financing up to $2 million on terms agreeable to us. In June 2002, Chapman, Spira & Carson LLC made a demand for arbitration through the American Arbitration Association as provided in the agreement claiming $50,000 in fees, plus nine percent interest, and 200,000 shares of our common stock. In February 2003, we obtained a verdict against Chapman and were awarded approximately $22,000 net of any our legal fees. The amount has not been recorded in the accompanying financial statements as we are uncertain that the payment will be made. Chapman appealed to the New York Supreme Court in 2004 and this appeal was dismissed. At the present time Chapman has appealed to the Court of Appeal in New York and has a fixed time limit of 60 days to prove their case.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

     No matters were submitted to a vote of our security holders in the year ended August 31, 2004. However, on December 9, 2004 we held a special meeting of our stockholders. The stockholders considered and voted on a proposal to change the state of incorporation of Ozolutions, Inc. from Delaware to Nevada by means of a merger with International Development Corp., a new Nevada corporation which we formed. The change in domicile was approved by the stockholders and became effective on December 9, 2004. Along with the change of domicile, we changed our name to International Development Corp. The change in domicile is described more fully in the "Change of Control" Section of Part I of this Annual Report. The number of votes cast by our common stock stockholders for change in domicile was 26,496,171. No votes were cast against the proposal.

     As part of the change of domicile, our stockholders also:

- Elected as our directors, the directors of International Development Corp., the surviving Nevada corporation;

- Approved an increase in our authorized common stock from 50,000,000 shares to 800,000,000 shares under the articles of incorporation of the surviving Nevada corporation, which replaced the previous articles of incorporation of Ozolutions, Inc., a Delaware corporation;

- Authorized 100,000,000 shares of preferred stock under the articles of incorporation of the surviving Nevada corporation, which replaced the previous articles of incorporation of Ozolutions, Inc., a Delaware corporation;

- Authorized our board of directors to determine, in whole or part, the preferences, limitations, and relative rights, of classes or series of shares, as provided in Section 78.1955 of the Nevada Revised Statutes under the articles of incorporation of the surviving Nevada corporation, which replaced the previous articles of incorporation of Ozolutions, Inc., a Delaware corporation; and

- Approved the bylaws of International Development Corp., a Nevada corporation, which will govern us following the merger and change in domicile.


                                     PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     Our common stock has been quoted on the OTC Bulletin Board under the symbol "OZLU.OB." The following table sets forth, for the fiscal quarters indicated, the high and low bid prices for our common stock which has been quoted on the OTC Bulletin Board. On December 9, 2004, our symbol changed to "IDVL.OB." These quotations reflect inter-dealer prices, without mark-up, mark-down or commission, and may not represent actual transactions.

                                        HIGH    LOW
                    August 31, 2002    $ 0.30  $0.09
                    November 30, 2002  $ 0.20  $0.08
                    February 28, 2003  $ 0.12  $0.08
                    May 31, 2003       $ 0.14  $0.05

                                        HIGH    LOW
                    August 31, 2003    $ 0.15  $0.02
                    November 30, 2003  $ 0.16  $0.05
                    February 28, 2004  $ 0.09  $0.03
                    May 31, 2004       $0.065  $0.02

                                        HIGH    LOW
                    August 31, 2004    $0.045  $0.01

     Since our inception, no dividends have been paid on our common stock. We intend to retain any earnings for use in our business activities, so it is not expected that any dividends on our common stock will be declared and paid in the foreseeable future.

     We currently have 49,154,430 shares of our common stock outstanding. Our shares of common stock are held by approximately 1,688 stockholders of record. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

     See Item 11 of this Annual Report.

RECENT SALES OF UNREGISTERED SECURITIES

     On September 23, 2004, Betty-Ann Harland acquired 15,000,000 shares of our common stock, which represented 30.51 percent of our issued and outstanding common stock. In addition, Ms. Harland has proxies to vote 6,000,000 shares of our common stock, granted by 1421209 Ontario Limited. The proxies expire on February 1, 2005. Ms. Harland paid the sum of $25,000 for the shares. Pursuant to the acquisition agreement, the shares of common stock acquired by Ms. Harland may be converted into shares of our voting preferred stock upon terms to be determined. The shares were restricted in their transfer under the Securities Act.

     The shares were issued in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act. Ms. Harland took her securities for investment purposes without a view to distribution and had access to information concerning us and our business prospects, as required by the Securities Act. In addition, there was no general solicitation or advertising for the purchase of our shares. Our securities were sold only to a person with whom we had a direct personal preexisting relationship, and after a thorough discussion. Finally, our stock transfer agent has been instructed not to transfer any of such shares, unless such shares are registered for resale or there is an exemption with respect to their transfer.

SECTION 15(g) OF THE EXCHANGE ACT

     The shares of our common stock are covered by Section 15(g) of the Exchange Act, and Rules 15g-1 through 15g-6 promulgated thereunder, which impose additional sales practice requirements on broker-dealers who sell our securities to persons other than established customers and accredited investors.

     Rule 15g-2 declares unlawful any broker-dealer transactions in "penny stocks" unless the broker-dealer has first provided to the customer a standardized disclosure document.

     Rule 15g-3 provides that it is unlawful for a broker-dealer to engage in a "penny stock" transaction unless the broker-dealer first discloses and subsequently confirms to the customer the current quotation prices or similar market information concerning the penny stock in question.

     Rule 15g-4 prohibits broker-dealers from completing "penny stock" transactions for a customer unless the broker-dealer first discloses to the customer the amount of compensation or other remuneration received as a result of the penny stock transaction.

     Rule 15g-5 requires that a broker-dealer executing a "penny stock" transaction, other than one exempt under Rule 15g-1, disclose to its customer, at the time of or prior to the transaction, information about the sales person's compensation.

     Our common stock may be subject to the foregoing rules. The application of the "penny stock" rules may affect our stockholders' ability to sell their shares because some broker-dealers may not be willing to make a market in our common stock because of the burdens imposed upon them by the "penny stock" rules.

ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     Statements included in this Management's Discussion and Analysis or Plan of Operation, and in future filings by us with the Securities and Exchange Commission, in our press releases and in oral statements made with the approval of an authorized executive officer which are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The following important factors, among others, in some cases have affected and in the future could affect our actual results and could cause our actual financial performance to differ materially from that expressed in any forward-looking statement: (i) the extremely competitive conditions that currently exist in the market for "blank check" companies similar to us, and
(ii) lack of resources to maintain our good standing status and requisite filings with the Securities and Exchange Commission. The foregoing list should not be construed as exhaustive and we disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

RESULTS OF OPERATIONS

     For the 12 months ended August 31, 2004, we had $23,000 in sales compared to $144,000 for the year ending August 31, 2003. All sales were for the sale of ELCE products. Cost of goods sold was $19,000 or 80 percent of sales for the year ending August 31, 2004 compared to $101,000 or 70.5 percent of sales for 2003. Gross profit was $4,000 and $42,000 for fiscal 2004 and 2003 respectively.

     The net loss for the year ended August 31,2004 was $385,000 compared to a net loss of $608,000 for the year ended August 31, 2003. Expenses for the year ended August 31,2004 decreased $ 90,000 due to a reduction in consulting fees of $77,000 and marketing expenses of $94,000 offset by an increase in bad debts of $81,000. During fiscal 2004 the Company made a concentrated effort to cut as much as possible its use of public relation and marketing consultants.

     In addition there was no expense for the writing-off of the loss on impairment of marketing rights for the year ended August 31,2004 compared to a $171,000 write-off for the year ended August 31,2004.

     During the second half of the year ended August 31, 2004, we focused our time and efforts on developing new marketing strategies and discussing potential plans to reorganize in an effort to increase sales of our water purification and activation products. Subsequent to the year ended August 31, 2004, we formalized a plan to reorganize, in which the water treatment operations would be spun off into our wholly-owned subsidiary after reorganization, as the focus of the reorganized corporation would be on identifying and closing focused acquisitions and building through steady planned growth. As a result of the time spent on our development of new marketing strategies and discussions on potentially reorganizing, our focus on generating new sales was limited, therefore directly resulting in far fewer sales during the year ended August 31, 2004 in comparison to year ended August 31, 2003. During the year ended August 31, 2004 we incurred very minimal direct costs relating to the development of new marketing strategies and discussions regarding the potential reorganization. All costs associated with the formal reorganization plan were incurred and recorded in the financial statements subsequent to the year ended August 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

     Our operations used approximately $147,000 in cash during the year ended August 31,2004. Cash required during the year ended August 31, 2004 came principally from director and shareholder advances of $118,000 and the sale of restricted common shares for $29,000.

     We plan to keep ELCE purchases to a minimum and do not anticipate holding large amounts of ELCE product inventory at any one time after selling our original purchases of ELCE water activation units. We have arranged for a warehouse facility to store the present ELCE inventory at $300 per month.

     UV Pure products will be ordered when we receive orders from customers who will pay a 50 percent deposit upon placement of orders with the balance due upon shipment FOB Toronto.

     We estimate our business operational expenses during the next 12 months will be approximately $1.5 million.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

     Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Critical accounting policies for include revenue recognition, impairment of marketing rights and accounting for legal contingencies.

     We recognize revenue in accordance with Staff Accounting Bulletin No.101, "Revenue Recognition in Financial Statements." Sales are recorded when products are shipped to customers. Provisions for discounts and rebates to customers, estimated returns and allowances and other adjustments are provided for in the same period the related sales are recorded.

     We evaluate our long-lived assets for financial impairment on a regular basis in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated discounted future cash flows associated with them. At the time such evaluations indicate that the future discounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

     Our business is more fully described in Part I of this Annual Report.

LIQUIDITY AND CAPITAL RESOURCES

     As discussed by our accountants in the audited financial statements included in Item 7 of this Annual Report on Form 10-KSB, our revenue is currently insufficient to cover our costs and expenses.

     Directors and shareholders continue to provide us the funds needed to continue our development and operations. To the extent our revenue shortfall exceeds the willingness and ability of our directors and shareholders to continue providing us the funds needed, we anticipate raising any necessary capital from outside investors coupled with bank or mezzanine lenders. As of the date of this report, we have not entered into any negotiations with any third parties to provide such capital.

     We anticipate that our current financing strategy of private debt and equity offerings will meet our anticipated objectives and business operations for the next 12 months. We continue to evaluate opportunities for corporate development. Subject to our ability to obtain adequate financing at the applicable time, we may enter into definitive agreements on one or more of those opportunities.

     Our independent auditor's report on our August 31, 2004 financial statements included in this Annual Report states that our lack of sources of revenues raise substantial doubts about our ability to continue as a going concern.

RECENT DEVELOPMENTS

     Please see Item1 of this Annual Report for the discussion of our proposed operations going forward since August 31, 2003.

OFF-BALANCE SHEET ARRANGEMENTS

     We do not have any off-balance sheet arrangements.

ITEM 7. FINANCIAL STATEMENTS.

     The financial statements and related notes are included as part of this Annual Report as indexed in the appendix on page F/S-1 through F/S-14.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       FINANCIAL STATEMENTS AND SCHEDULES


                         FORMING A PART OF ANNUAL REPORT
                 PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934

                         INTERNATIONAL DEVELOPMENT CORP.

                                OZOLUTIONS INC.
                            (A DELAWARE CORPORATION)
                            TORONTO, ONTARIO CANADA

                            ========================
                                FINANCIAL REPORTS
                                       AT
                                AUGUST 31, 2004
                            ========================

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA

TABLE OF CONTENTS
================================================================================

Report of Independent Registered Public Accounting Firm                F - 1

Balance Sheets at August 31, 2004 and 2003                             F - 2

Statements of Changes in Stockholders' Equity (Deficit) for the
  Years Ended August 31, 2004 and 2003                             F - 3 - F - 4

Statements of Operations for the Years Ended
  August 31, 2004 and 2003                                             F - 5

Statements of Cash Flows for the Years Ended
  August 31, 2004 and 2003                                         F - 6 - F - 7

Notes to Financial Statements                                     F - 8 - F - 14

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors
  and Stockholders
Ozolutions Inc.
Toronto, Ontario Canada


     We have audited the accompanying balance sheets of Ozolutions Inc. (A Delaware Corporation) as of August 31, 2004 and 2003, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the two years in the period ended August 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2004 and 2003, and the results of its operations and its cash flows for each of the two years in the period ended August 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note G to the financial statements, the Company has incurred losses that have resulted in an accumulated deficit. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding this matter are described in Note G. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Rotenberg & Co., LLP


Rotenberg & Co., LLP
Rochester, New York
December 7, 2004 (except for Note O as to which the date is December 9, 2004)

   The accompanying notes are an integral part of these financial statements.

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


BALANCE SHEETS
=======================================================================================================

                                                                                   (U.S. DOLLARS)

August 31,                                                                       2004          2003
-------------------------------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
Cash and Cash Equivalents                                                    $       233   $       127
Accounts Receivable - Net of Allowance for Doubtful Accounts
                      of $177,042 and $35,020, Respectively                       23,184       195,760
Inventory                                                                        208,798       182,363
Prepaid Expenses                                                                  40,000        50,000
-------------------------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                                             272,215       428,250

OTHER ASSETS
Deposits                                                                               -        27,292
-------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                                 $   272,215   $   455,542
=======================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts Payable                                                             $    93,506   $    66,658
Deferred Revenue                                                                   7,037         7,037
Share Repurchase Commitment                                                            -        81,699
Due to Director                                                                  149,897        82,298
Due to Stockholder                                                               107,327        56,501
-------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES                                                                357,767       294,193
-------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY (DEFICIT)
Common Stock:  $.001 Par; 50,000,000 Shares Authorized;
                            34,904,226 and 33,754,226 Issued and
                            Outstanding, Respectively                             34,904        33,754
Additional Paid-In Capital                                                     1,890,364     1,752,975
Accumulated Deficit                                                           (2,010,820)   (1,625,380)
-------------------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                                             (85,552)      161,349
-------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                         $   272,215   $   455,542
=======================================================================================================

              The accompanying notes are an integral part of these financial statements.

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
==============================================================================================================================

                                                                              (U.S. DOLLARS)

                                                                     COMMON      ADDITIONAL                        TOTAL
                                                        NUMBER        STOCK        PAID-IN     ACCUMULATED     STOCKHOLDERS'
                                                      OF SHARES   ($0.001 PAR)     CAPITAL       DEFICIT     EQUITY (DEFICIT)
------------------------------------------------------------------------------------------------------------------------------

BALANCE - AUGUST 31, 2003                             33,754,226  $      33,754  $ 1,752,975  $ (1,625,380)  $        161,349

Shares Issued as Consideration for
  Acquisition of Marketing Rights                        250,000            250       14,750             -             15,000

Shares Issued for Cash Consideration                     825,000            825       16,673             -             17,498

Shares Issued to Consultant in Exchange for Services      75,000             75        2,425             -              2,500

Cancellation of Commitment for Purchase of Shares
    for Cancellation                                           -              -       81,699             -             81,699

Proceeds from Former Stock Purchase Agreement                  -              -       11,673             -             11,673

Capital Contribution - Interest Expense                        -              -       10,169             -             10,169

Net Loss                                                       -              -            -      (385,440)          (385,440)
------------------------------------------------------------------------------------------------------------------------------

BALANCE - AUGUST 31, 2004                             34,904,226  $      34,904  $ 1,890,364  $ (2,010,820)  $        (85,552)
==============================================================================================================================

                         The accompanying notes are an integral part of these financial statements.

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) - CONTINUED
================================================================================================================================

                                                                                 (U.S. DOLLARS)

                                                                      COMMON       ADDITIONAL                        TOTAL
                                                         NUMBER        STOCK        PAID-IN      ACCUMULATED     STOCKHOLDERS'
                                                       OF SHARES   ($0.001 PAR)     CAPITAL        DEFICIT     EQUITY (DEFICIT)
--------------------------------------------------------------------------------------------------------------------------------

BALANCE - AUGUST 31, 2002                              33,333,326  $      33,333  $ 1,817,516   $ (1,017,816)  $        833,033

Shares Issued to Consultants in Exchange for Services     300,000            300       14,700              -             15,000

Shares Issued under Former Stock Purchase Agreement       120,900            121         (121)             -                  -

Commitment for Purchase of Shares for Cancellation              -              -      (81,699)             -            (81,699)

Capital Contribution - Interest Expense                         -              -        2,579              -              2,579

Net Loss                                                        -              -            -       (607,564)          (607,564)
--------------------------------------------------------------------------------------------------------------------------------

BALANCE - AUGUST 31, 2003                              33,754,226  $      33,754  $ 1,752,975   $ (1,625,380)  $        161,349
================================================================================================================================


                        The accompanying notes are an integral part of these financial statements.

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


STATEMENTS OF OPERATIONS
=================================================================================

                                                             (U.S. DOLLARS)

YEARS ENDED AUGUST 31,                                     2004          2003
---------------------------------------------------------------------------------

REVENUES, NET                                          $    22,950   $   143,636

Cost of Goods Sold                                          18,619       101,239
---------------------------------------------------------------------------------

GROSS PROFIT                                                 4,331        42,397
---------------------------------------------------------------------------------

EXPENSES
Bad Debts                                                  143,788        63,108
Consulting Fees                                             61,049       137,925
Marketing, Including Amortization of Marketing Rights       56,814       154,399
General and Administrative                                 117,951       120,883
Interest Expense                                            10,169         2,579
---------------------------------------------------------------------------------

TOTAL EXPENSES                                             389,771       478,894
---------------------------------------------------------------------------------

LOSS BEFORE OTHER EXPENSES                                (385,440)     (436,497)

OTHER EXPENSES
Loss on Impairment of Marketing Rights                           -       171,067
---------------------------------------------------------------------------------

LOSS BEFORE PROVISION FOR TAXES                           (385,440)     (607,564)

Provision for Taxes                                              -             -
---------------------------------------------------------------------------------

NET LOSS                                               $  (385,440)  $  (607,564)
---------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING - BASIC AND DILUTED                       34,186,671    33,669,517

LOSS PER COMMON SHARE - BASIC AND DILUTED              $     (0.01)  $     (0.02)
=================================================================================


    The accompanying notes are an integral part of these financial statements.

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


STATEMENTS OF CASH FLOWS
=====================================================================

                                                   (U.S. DOLLARS)

Years Ended August 31,                            2004        2003
---------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS                                       $(385,440)  $(607,564)

NON-CASH ADJUSTMENTS:
Amortization of Marketing Rights                  15,000      29,748
Bad Debts                                        143,788      63,108
Interest on Director/Stockholder Loans            10,169       2,579
Loss on Impairment of Marketing Rights                 -     171,067
Shares Issued to Consultants                       2,500      15,000

CHANGES IN ASSETS AND LIABILITIES:
Accounts Receivable                               28,788    (121,325)
Inventory                                        (26,435)    (14,993)
Prepaid Expenses and Deposits                     10,000      48,500
Deposits                                          27,292       5,240
Accounts Payable                                  26,848      59,541
Deferred Revenue                                       -       7,037
---------------------------------------------------------------------

NET CASH FLOWS FROM OPERATING ACTIVITIES        (147,490)   (342,062)
---------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES                   -           -
---------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from Director                            67,599      67,342
Advances from Stockholder                         50,826      51,690
Proceeds from Issuance of Stock                   17,498           -
Proceeds from Former Stock Purchase Agreement     11,673           -
---------------------------------------------------------------------

NET CASH FLOWS FROM FINANCING ACTIVITIES         147,596     119,032
---------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS              106    (223,030)

Cash and Cash Equivalents - Beginning of Year        127     223,157
---------------------------------------------------------------------

CASH AND CASH EQUIVALENTS - END OF YEAR        $     233   $     127
=====================================================================


The accompanying notes are an integral part of these financial statements.

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


STATEMENTS OF CASH FLOWS - CONTINUED
======================================================================

                                                      (U.S. DOLLARS)

Years Ended August 31,                                2004      2003
----------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES
======================================================================

Interest Paid                                       $      -   $     -
Income Taxes Paid                                   $      -   $     -
======================================================================


NON-CASH INVESTING AND FINANCING ACTIVITIES
======================================================================

Commitment for Purchase of Shares for Cancellation  $(81,699)  $81,699
======================================================================

Acquisition of Marketing Rights                     $ 15,000   $     -
Purchase Price Paid via Issuance of Common Stock     (15,000)        -
----------------------------------------------------------------------

TOTAL CASH PAID FOR MARKETING RIGHTS                $      -   $     -
======================================================================


The accompanying notes are an integral part of these financial statements.

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


NOTES TO FINANCIAL STATEMENTS
================================================================================


NOTE A -  THE COMPANY

          The Company was incorporated under the laws of the State of Delaware on January 10, 1996 as Unipak Process, Inc. The name of the Company was changed to Rico Resources 1999, Inc. on October 22, 1999. On April 12, 2000, the Board of Directors filed a Certificate of Amendment with the Secretary of the State of Delaware changing the name to Ozolutions Inc. On April 12, 2000, the Board of Directors amended the articles of incorporation to increase the number of authorized shares of common stock from 20,000,000 to 50,000,000 shares of $.001 par value common stock. The Company's principal office is located in Toronto, Ontario Canada.

          SCOPE OF BUSINESS
          The Company is an international marketer and distributor of water purification systems using ozone and water activator technology. The markets the Company targets are Canada, the United States of America, Mexico, Costa Rica and Peru.

NOTE B -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          METHOD OF ACCOUNTING
          The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

          CASH AND CASH EQUIVALENTS
          Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company maintains cash and cash equivalents at financial institutions, which periodically may exceed federally insured amounts.

          ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS
          Accounts receivable are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on its analysis of specific balances and taking into consideration the age of past due accounts.

          INVENTORY
          Inventory consists of merchandise held for resale and is stated at the lower of cost or market using the first-in, first-out method.

          REVENUE RECOGNITION
          Sales are recorded when products are shipped to customers. Provisions for discounts and rebates to customers, estimated returns and allowances and other adjustments are provided for in the same period the related sales are recorded.

          USE OF ESTIMATES
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

          LOSS PER COMMON SHARE
          Loss per common share is computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," by dividing income (loss) available to common stockholders by weighted average number of common shares outstanding for each period.

                                                                   - continued -

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


NOTES TO FINANCIAL STATEMENTS
================================================================================


NOTE B -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

          INCOME TAXES
          The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," using the asset and liability approach, which require recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carry forwards.
          Deferred income tax expense represents the change in net deferred assets and liability balances.

          MARKETING RIGHTS
          Marketing rights represent the exclusive rights to distribute the products of "ELCE International Inc." acquired from ELCE International Inc. Contracts were recorded at cost and were amortized over their useful lives.

          IMPAIRMENT OF MARKETING RIGHTS
          The Company evaluates its long-lived assets for financial impairment on a regular basis in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated discounted future cash flows associated with them. At the time such evaluations indicate that the future discounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

          RECLASSIFICATIONS
          Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. The reclassifications made to the prior year have no impact on the net income (loss), or overall presentation of the financial statements.

NOTE C -  MARKETING RIGHTS
          HANKIN OZONE SYSTEMS, LTD
          The Company purchased the exclusive marketing rights to distribute the products of Hankin Ozone Systems, LTD ("Hankin") in Canada, the Caribbean, and Mexico from 1421209 Ontario Limited. The acquisition occurred on June 21, 2000 in which Ozolutions Inc. received the rights to begin distributing the products of Hankin and became obligated to 1421209 Ontario Limited for the purchase price described below.

          The payment terms (as amended on November 7, 2000) were for $1,017,217, and the issuance of 8,000,000 common shares of Ozolutions Inc. A non-refundable payment of $17,217 was paid to 1421209 Ontario Limited in June 2000.

                                                                   - continued -

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


NOTES TO FINANCIAL STATEMENTS
================================================================================


NOTE C -  MARKETING RIGHTS - CONTINUED

          In November 2000, the 8,000,000 shares of common stock were delivered to 1421209 Ontario Limited. The Company had an agreement to repurchase 6,000,000 of the 8,000,000 shares for $81,699. During August 2004, this agreement was canceled by both parties. In October 2004, the Company entered into an agreement with 1421209 Ontario Limited to repurchase 3,000,000 common shares for $25,000. The payment terms are a $10,000 non-refundable deposit upon acceptance of the agreement, with the balance of $15,000 due on or before February 1, 2005. In the event the Company defaults on the second installment, the agreement will be cancelled and 1421209 Ontario Limited will retain ownership of the 3,000,000 shares.

          In April 2002, the exclusive marketing rights agreement with 1421209 Ontario Limited was cancelled and the obligation of $1,000,000 to 1421209 Ontario Limited was no longer due.

          In September 2004, Hankin filed for bankruptcy. The Company has made arrangements with another Canadian company to provide ozone products, as required. The deposit of $27,292 for 25 EntrOzone units was written off in full as of August 31, 2004.

          ELCE INTERNATIONAL INC.
          In January 2002, the Company purchased the exclusive marketing rights to distribute the water activator products of ELCE International Inc. ("ELCE") in Canada from ELCE. In February 2003, the Company determined that it could not meet the conditions of the marketing agreement for ELCE in Canada. As a result, the Company lost the exclusive marketing rights to distribute the ELCE products in Canada. In addition, the previously agreed upon distributor's discount on purchases was decreased from 40% to 30%. Based on the above, the Company wrote off the remaining carrying value of the exclusive marketing rights at February 28, 2003 which resulted in a charge to operations during the year ended August 31, 2003 in the amount of $171,067.

          In September 2003, the Company issued 250,000 restricted common shares to the President of ELCE in order to maintain the relationship in Canada for the ELCE products. The issuance of common stock resulted in a charge to earnings of $15,000 during the year ended August 31, 2004.

NOTE D -  STOCK PURCHASE AGREEMENT
          The Company entered into a Stock Purchase Agreement on October 1, 2001 with First Chartered Capital Corporation, Inc. ("First Chartered"). First Chartered purchased stock of the Company for 30% of the market value on the date of purchase. Through August 31, 2004, 12,330,093 restricted common shares had been purchased by First Chartered with the Company receiving $1,042,282. The Company cancelled this agreement in August 2002.

NOTE E -  CONSULTING AND ADVISORY AGREEMENTS
          On June 5, 2001, the Company entered into advisory agreements with the firms of David Michael LLC and Feng Shui Consulting, Inc. The purpose of the advisory agreements was to assist the Company in effecting the purchase of businesses and assets relative to its business and growth strategy, acquisition of other operations or businesses, general business and financial consulting, and the introduction of the Company to public relations firms and consultants and others that may assist the Company in its plans.

                                                                   - continued -

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


NOTES TO FINANCIAL STATEMENTS
================================================================================


NOTE E -  CONSULTING AND ADVISORY AGREEMENTS - CONTINUED

          In June 2002, David Michael LLC and Feng Shui Consulting, Inc. filed a suit against the Company for breach of contract. The Company filed a counter claim and third party complaint denying the substantive allegations of the complaint and asserting breach of contract and fraud in connection with the transaction. During August 2004, the United States District Court for the District of Utah dismissed the case in its entirety with prejudice, with each party to bear its own costs and fees. As part of the dismissal, the Company had the option to repurchase the 800,000 common shares that were previously issued to the plaintiffs upon payment of $5,000, which was paid in September 2004.

          On January 11, 2002, the Company entered into a financial consulting and investment banking agreement with Chapman, Spira & Carson LLC ("Chapmam"). The purpose of the agreement was to assist the Company with general business and financial consulting and obtain equity and debt financing up to $2 million on terms agreeable to the Company. Upon the receipt of the initial financing proceeds, the Company was required to pay a non-refundable retainer fee of $25,000 and issue 200,000 restricted shares of the Company's common stock. As of May 31, 2002, the Company had paid $3,000 of the $25,000 retainer fee in advance. In June 2002, Chapman cancelled this agreement.

          In June 2002, Chapman made a demand for arbitration through the American Arbitration Association as provided in the agreement claiming $50,000 in fees, plus nine percent interest, and 200,000 shares of the Company's common stock. In February 2003, the judge returned a verdict against Chapman and awarded the Company approximately $22,000 net of any Company legal fees. The amount has not been recorded in the accompanying financial statements as the Company is uncertain that the payment will be received. Chapman appealed to the New York State Supreme Court in 2004 and this appeal was dismissed. At the present time, Chapman has appealed to the Court of Appeal in New York and has a fixed time limit of sixty days to prove their case.

          In October 2002, the Company entered into an agreement with Cybertek Capital Management Inc. ("Cybertek") or its assignees to distribute the Company's products. The agreement was for a five year period. In exchange for these services, the Company granted options to purchase 2,000,000 common shares at $0.50 per share. The options would have vested at a rate of 10% per quarter beginning November 1, 2003 and would have had a five year term. This issuance had no impact on the Company's financial statements. In June 2004, it was mutually agreed by both parties to terminate this agreement and all stock options were cancelled.

NOTE F -  RELATED PARTY TRANSACTIONS
          Certain disbursements of the Company have been paid by a director of the Company, therefore a Due to Director account has been established. The balance at August 31, 2004 and 2003 was $149,897 and $82,298, respectively. The amount due is non-interest bearing and contains no formal repayment terms. The Company has imputed interest at the prime rate plus 1% and charged operations with an offsetting credit to additional paid-in capital.

          Certain disbursements of the Company have been paid by a stockholder, therefore a Due to Stockholder account has been established. The balance at August 31, 2004 and 2003 was $107,327 and $56,501 respectively. The amount due is non-interest bearing and contains no formal repayment terms. The Company has imputed interest at the prime rate plus 1% and charged operations with an offsetting credit to additional paid-in capital.

                                                                   - continued -

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


NOTES TO FINANCIAL STATEMENTS
================================================================================


NOTE F -  RELATED PARTY TRANSACTIONS - CONTINUED

          In May 2003, the Company recognized individual sales to a stockholder and to a director in the amount of $1,600 each.

          The Company used office space in a facility owned by a stockholder at no cost. The estimated fair rental of the office space is deemed immaterial to the financial statements.

          In September 2004, Betty-Ann Harland was appointed CEO and Chair of the Board of Directors of the Company, and received 15,000,000 shares of common stock in consideration for $25,000.

          In October 2004, the Company entered into a consulting agreement with its Chief Executive Officer for a five year term, with annual compensation of $220,000.

          In October 2004, the Company entered into consulting agreements with its Chief Operating and Chief Financial Officers for three year terms, each with annual compensation of $100,000.

NOTE G -  GOING CONCERN
          The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has reported net losses of $385,440 and $607,564 for the years ended August 31, 2004 and 2003. As a result, there is an accumulated deficit of $2,010,820 at August 31, 2004.

          The Company's continued existence is dependent upon its ability to raise capital and/or to successfully market and sell its products. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE H -  STOCK OPTIONS
          The Company has a stock option plan under which it may grant options to purchase shares of the Company's common stock. Options vest immediately and have varying expiration dates.

          The  Company has elected to follow Accounting Principles Board Opinion
          (APBO) No. 25 and related interpretations in accounting for its stock-based compensation made to its employees. APBO No. 25 requires no recognition of compensation expense for most of the stock-based compensation arrangements provided by the Company, namely, broad-based employee stock purchase plans and option grants where the exercise price is equal to or less than the market value at the date of grant. However, APBO No. 25 requires recognition of compensation expense for variable award plans over the vesting periods of such plans, based upon the then-current market values of the underlying stock. In contrast, Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123, requires recognition of compensation expense for grants of stock, stock options, and other equity instruments, over the vesting periods of such grants, based on the estimated grant-date fair values of those grants. Stock options and awards made to directors, investors and consultants are subject to the provisions of SFAS No. 123.

                                                                   - continued -

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


NOTES TO FINANCIAL STATEMENTS
================================================================================


NOTE H -  STOCK OPTIONS - CONTINUED

          DIRECTORS
          In January 2004, the Company granted an option to purchase 125,000 common shares at $0.10 per share to an Officer/Director of the Company. This grant had no impact on the statement of operations for the year ended August 31, 2004.

          In September 2004, the Company and all of the option holders agreed to cancel all outstanding Directors' options, effective as of August 31, 2004.

          VENDORS
          During 2002 the Company granted stock options for 500,000 shares of common stock to vendors in exchange for marketing rights. In accordance with SFAS No. 123, the Company recorded these marketing rights at $237,975 in 2002 which represents the fair value of the options at the date of grant using a Black Scholes option-pricing model. In September 2003 these options were mutually cancelled.

NOTE I -  INCOME TAXES
          At August 31, 2004 and 2003, the Company had approximately $1,835,000 and $1,590,000 accumulated tax losses to apply against future taxable income. The net operating loss carry forwards begin to expire in 2011. The Company has fully reserved for any future tax benefits from the net operating loss carry forwards since it has not generated any income to date. The Company has no other material deferred tax assets or liabilities for the periods presented.

NOTE J -  FAIR VALUE OF FINANCIAL INSTRUMENTS
          The fair value of cash and cash equivalents, accounts receivable, inventory, prepaid expenses, deposits, accounts payable, deferred revenue, and share repurchase commitment approximated book value at August 31, 2004 and 2003 because their maturity is generally less than one year in duration.

          The fair value of due to director and due to stockholder could not be obtained without incurring excessive costs as they have no readily determinable market price.

NOTE K -  PROPOSED ACQUISITIONS
          In May 2002, the Company signed a letter of intent to acquire the assets of Electrical Systems in Engineering ("ESE"), an electrical parts distribution company. As proposed, the Company will pay approximately $1,500,000 in cash to acquire the assets of ESE.
          Completion of this transaction is subject to a number of contingencies, including completion of due diligence review of the parties involved, negotiation of definitive agreements between the parties, and arranging for the financing required to pay the consideration for the assets to be acquired.

NOTE L -  RECENTLY ISSUED ACCOUNTING STANDARDS
          There are no recently issued accounting standards that would have a material impact on the financial statements.

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


NOTES TO FINANCIAL STATEMENTS
================================================================================


NOTE M -  COMMITMENTS
          In April 2003, the Company accepted a $5,000,000 financing proposal from U.S. Capital, Inc., a California based investment banking firm. The financing commitment is comprised of the following elements:

          - $2,500,000 will be provided in the form of senior secured debt. The debt has a 5 year term with a 10 year amortization and an automatic option to extend for another 5 years. Principal and interest will be due at the end 10 years. The simple interest rate is 11.25% per year.

          - 8,000,000 restricted common shares will be issued for $2,500,000 with a put option to buy back 4,000,000 shares for $1,250,000 at the end of 5 years and 4,000,000 shares for $1,250,000 at the end of 10 years. The Company will pay an annual consulting fee of 10% per year of the amount outstanding under this part of the financing agreement.

          - The Company has paid a $50,000 commitment fee to secure the financing which U.S. Capital, Inc. expects to conclude in 2005. During the year ended August 31, 2004, $10,000 of this commitment fee was refunded to the Company.

NOTE N -  CONCENTRATIONS
          During the year ended August 31, 2004, the largest customer accounted for 86% of net sales. Also, 86% of net sales during the year ended August 31, 2004 were made to foreign customers. The Company does not believe that they are dependent on the current customer base for future sales.

          During the year ended August 31, 2003, the largest two customers accounted for 34% and 32% of net sales. Also, 52% of net sales during the year ended August 31, 2003 were made to foreign customers.

          The Company is dependent on a third-party vendor for all of its supply of water-activated purification systems. The Company is dependent on the ability of its supplier to provide products on a timely basis and on favorable pricing terms. The loss of this supplier or a significant reduction in product availability from this supplier could have a material adverse effect on the Company. The Company believes that its relationship with this supplier is excellent.

NOTE O -  SUBSEQUENT EVENTS
          At a stockholders meeting held on December 9, 2004 the following resolutions were adopted by written consent of a majority of stockholders:
          1) Approved the merger of Ozolutions Inc. and International Development Corp. ("I.D.C."), a Nevada Corporation, with I.D.C. becoming the continuing company.
          2) Approved the change of the Company's domicile from Delaware to Nevada.
          3)   Elected  Directors  of  I.D.C.,  the  surviving  Company.
          4) Approved an increase in authorized common stock from 50,000,000 to 800,000,000 under the articles of incorporation of I.D.C.
          5)   Authorized  100,000,000  shares  of  preferred  stock.
          6) Authorized the Board of Directors to determine the preferences, limitations and rights of classes or series of shares as provided in Section 78.1955 of the Nevada Revised Statutes under the articles of incorporation of I.D.C., the surviving Corporation.
          7) Approved the bylaws of I.D.C. which governs the Company following the merger.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.

ITEM 8A. CONTROLS AND PROCEDURES.

     Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

     Evaluation of disclosure and controls and procedures. As of the end of the period covered by this Annual Report, we conducted an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange Act).

Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. The ineffective controls and procedures resulted in our incorrectly stating that we had terminated our water purification business, and were determined to be an isolated incident and had an immaterial effect on our Form 10-KSB Annual Report, as amended. Further, we failed to report in a timely manner sales of our unregistered securities. Management has taken the necessary actions to revise the ineffective controls and procedures to prevent future failures, which was a direct result of a breakdown in communications on this isolated matter.

     Changes in internal controls over financial reporting. There was no change in our internal controls, which are included within disclosure controls and procedures, during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal controls.



                                    PART III

ITEM 9. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

     Our  directors  and  executive  officers  are:

           NAME          AGE                 POSITION                  POSITION HELD SINCE
           ----          ---                 --------                  -------------------

     Betty-Ann Harland    52  Chairman, Chief Executive Officer, and          2004
                                            Director

     Max Weissengruber    66  President, Chief Operating Officer, and         2000
                                            Director

     D. Brian Robertson   62          Chief Financial Officer                 2004

     Douglas Robertson    66                Director                          2001

     Robert W. Gingell    53                Director                          2004

     Arthur N. Kelly      43                Director                          2004

     Our executive officers are elected annually by our board of directors. There are no family relationships among our directors and executive officers.

     Betty-Ann Harland has 31 years of experience in a variety of senior management positions. Prior to becoming our chief executive officer, she was vice-president of Ameri-can Equipment Sales and Leasing. Prior to joining Ameri-can Equipment Sales and Leasing, she fulfilled a number of significant managerial responsibilities in the automotive industry. From 1988 to 1993, she worked in finance and insurance and sales consulting for Decarie Motors, a Montreal luxury car dealer carrying Jaguar, Rolls Royce, Bentley and Range Rover product lines. From 1994 until 1995, she was a finance and insurance specialist for Addison Bay, a Toronto Cadillac, Pontiac, and Buick dealer.

     Max Weissengruber has served as our president since April, 2000. From 1980 to 1984, he was a manager of consulting services for KPMG, a world wide professional consulting firm specializing in business advice fro small and medium sized companies. He then joined Wilson Learning International as director of marketing specializing in sales and customer service consulting for firms such as General Motors and IBM. In 1993 he became managing partner and owner of Acris Partners, a marketing and consulting firm specializing in employee surveys and marketing communications and sales training programs. A graduate in Behavioral Sciences from Michigan State University, he has taught Organizational Behaviour at the University of Toronto and Entrepreneurial Studies for the MBA Program at the Canadian School of Management in Toronto.

     D. Brian Robertson, a Chartered Accountant, is responsible for our financial management, preparation of all financial reports, forecasts and budgets as well as assuring financial compliance with all regulatory authorities and liaison with auditors. In 1959, he joined Touche Ross & Co. and obtained his Chartered Accountant's degree in 1964. In 1982, he became an investment advisor for a national investment dealer and in 1988 he became a vice-president and director of Continental Securities Limited. During the 1990's, he was self-employed as a business and financial consultant to a number of different business enterprises. In 2000, he was instrumental in founding Ozolutions Inc. where he continued to act as a financial consultant and business advisor in the development of our water treatment business.

     Douglas R. Robertson has served as our chief financial officer from July 2003 until September 23, 2004. Mr. Robertson has been general manager of MTL Trading of Toronto, Ontario since May 2001. MTL Trading is engaged in the business of buying and selling meat and poultry products. For over five years prior to May 2001, Mr. Robertson was the president and owner of Robertson Foods of Toronto, Ontario, a company engaged in the business of exporting pork, beef and poultry.

     Robert W. Gingell has been an account specialist for Wesco Distribution of Hamilton, Ontario, since 2003 until the present. From 2001 until 2003, he was a technical sales representative for Siemens Westinghouse Technical Services in Toronto, Ontario. From 1999 until 2001, he was senior account manager for Ainsworth Inc., Toronto, Ontario. From 1994 until 1999, he was a sales manager for G. E. Canada - Power Systems Division, Burlington, Ontario.

     Arthur N. Kelly has 18 years of marketing, sales and management experience and is currently vice president of sales-North America for ELTEK Energy where he is responsible for the development and growth of all ELTEK Energy sales in the U.S. and Canadian markets. He attended Concordia University in Montreal where he earned his Bachelor of Business Administration degree. Mr. Kelly held various sales and management positions with Marconi Communications from 1988 to 2001 where he was responsible for sales of power generation and communication supplies to major North American communications companies. Mr. Kelly was sales manager for S.N.P. Associates in France from 1986 to 1988 and also district sales manager for Pylon Electronics in Montreal from 1985 to 1986.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10 percent of a registered class of our equity securities, file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10 percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of copies of such forms filed on Forms 3, 4, and 5, and amendments thereto furnished to us, we believe that during the year ended August 31, 2004, our executive officers, directors and greater than 10 percent beneficial owners complied on a timely basis with all Section 16(a) filing requirements.

COMMITTEES OF THE BOARD OF DIRECTORS

     Compensation Committee. Our board of directors has recently created a compensation committee. However, no members to the committee have been appointed and the committee has not been formally organized. The compensation committee will make recommendations to the board of directors concerning salaries and compensation for our executive officers and employees. Our board adopted a written charter for the compensation committee. Since the compensation committee has been formed recently, there have been no meetings held or members appointed at the time of this Annual Report.

     Audit Committee. Our board of directors has recently created an audit committee which will be directly responsible for the appointment, compensation, and oversight of the work of any registered public accounting firm employed by us (including resolution of disagreements between our management and the auditor regarding financial disclosure) for the purpose of preparing or issuing an audit report or related work. Our board adopted a written charter for the audit committee. The audit committee will review and evaluate our internal control functions. Since the audit committee has been formed recently, there have been no meetings held or members appointed at the time of this Annual Report.

     The members of the audit committee will be independent as defined under Rule 4200(a)(15) of the NASD's listing standards.

     Executive Committee. We do not have an executive committee, although our board of directors is authorized to create one.

     Nominating Committee. Our board of directors has recently created a nominating committee. No meetings have been held or members appointed. The functions to be performed by the nominating committee include selecting candidates to fill vacancies on the board of directors, reviewing the structure and composition of the board, and considering qualifications requisite for continuing board service. The nominating committee will consider candidates recommended by any of our stockholders. Any such recommendation for the 2005 Annual Meeting of Shareholders should be provided to our corporate secretary by December 31, 2004.

     The policies and procedures with respect to the consideration of such candidates are set forth below.

     The recommended candidate is to be submitted to us in writing addressed to our principal offices in Toronto, Ontario. The recommendation is to be submitted by the date specified in Rule 14a-8 of the Securities Exchange Act of 1934, as amended for submitting shareholder proposals to be included in the Company's annual shareholders' meeting proxy statement.

     The recommendation shall be in writing and shall include the following information: name of candidate; address, phone, and fax number of candidate; a statement signed by the candidate certifying that the candidate wishes to be considered for nomination to our board of directors; and information responsive to the requirements of Regulation S-K, Item 401 with respect to the candidate; and state the number of shares of our stock beneficially owned by the candidate.

     The recommendation shall include a written statement of the candidate as to why the candidate believes that he meets the director qualification criteria and would otherwise be a valuable addition to our board of directors.

     The nominating committee shall evaluate the recommended candidate and shall, after consideration of the candidate after taking account of the director qualification criteria set forth below, determine whether or not to proceed with the candidate in accordance with the procedures outlined under "Process for Identifying Candidates" below.

     These procedures do not create a contract between us, on the one hand, and our security holder(s) or a candidate recommended by our security holder(s), on the other hand. We reserve the right to change these procedures at any time, consistent with the requirements of applicable law and rules and regulations.

     Director Qualifications Criteria. A majority of the board of directors must be "independent" in accordance with NASDAQ, the Exchange Act and SEC rules and regulations. As minimum qualifications, all candidates must have the following characteristics:

-    The  highest  personal  and  professional  ethics,  integrity  and  values;

- Broad-based skills and experience at an executive, policy-making level in business, academia, government or technology areas relevant to our activities;

- A willingness to devote sufficient time to become knowledgeable about our business and to carry out his duties and responsibilities effectively;

- A commitment to serve on the board for two years or more at the time of his initial election; and

-    Be  between  the  ages  of  30 and 70, at the time of his initial election.

     Process for Identifying and Evaluating Candidates. The nominating committee's process for identifying and evaluating candidates is:

- The chairman of the board, the nominating committee, or other board members identify the need to add new members to the board with specific criteria or to fill a vacancy on the board;

- The chair of the nominating committee initiates a search, working with staff support and seeking input from the members of the board and senior management, and hiring a search firm, if necessary;

- The nominating committee identifies an initial slate of candidates, including any recommended by security holders and accepted by the nominating committee, after taking account of the director qualifications criteria set forth above;

- The nominating committee determines if any board members have contacts with identified candidates and if necessary, uses a search firm;

- The chairman of the board, the chief executive officer and at least one member of the nominating committee interview prospective candidate(s);

- The nominating committee keeps the board informed of the selection progress;

-    The  nominating committee meets to consider and approve final candidate(s);
     and

     The nominating committee presents selected candidate(s) to the board and seeks full board endorsement of such candidate(s).

COMPENSATION OF DIRECTORS

     We do not compensate any of our directors for their services as directors. However, we do reimburse our directors for expenses incurred in attending board meetings.

CODE OF ETHICS

     We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The code of ethics is designed to deter wrongdoing and to promote:

- Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

- Full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submits to, the SEC and in other public communications made by us;

-    Compliance  with  applicable  governmental  laws,  rules  and  regulations;

- The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

-    Accountability  for  adherence  to  the  code.

     A copy of our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions is attached to this Annual Report as an exhibit. We have filed with the SEC a copy of the code of ethics attached hereto. We have posted a copy of the code of ethics on our website at www.charys.com.

     We will provide to any person without charge, upon request, a copy of our code of ethics. Any such request should be directed to our corporate secretary at 30 Denver Crescent, Suite 200, Toronto, Ontario, Canada M2J 1G8, telephone
(416)  490-0254,  or  fax  (416)  495-8625.

ITEM 10. EXECUTIVE COMPENSATION.

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

     The compensation program for executives at the Company consists of three key elements:

-    A  base  salary,

-    A  performance  bonus,  and

-    Periodic  grants  and/or  options  of  our  common  stock.

     Base Salary. The chief executive officer and all other senior executive officers receive compensation base on such factors as competitive industry salaries, a subjective assessment of the contribution and experience of the officer, and the specific recommendation by the chief executive officer. For fiscal 2004 no base salary compensation was paid to any of our executive officers.

     Performance Bonus. A portion of each officer's total annual compensation is in the form of a bonus. All bonus payments to officers must be approved by the compensation committee based on the individual officer's performance and company performance. For fiscal 2004 no bonus compensation was paid to any of our executive officers.

     Stock Incentive. Stock options are granted to executive officers based on their positions and individual performance. Stock options provide incentive for the creation of stockholder value over the long term and aid significantly in the recruitment and retention of executive officers. The compensation committee considers the recommendations of the chief executive officer for stock option grants to executive officers (other than the chief executive officer) and approves, disapproves or modifies such recommendation. For fiscal 2004 no stock option grants where given to any of our executive officers.

EMPLOYMENT AGREEMENTS

     We have entered into various employment agreements with certain of our officers and affiliated parties, as follows:

- On October 1, 2004, we executed an agreement with Ms. Harland whereby she would perform various consulting services to us for a period of five years commencing on October 1, 2004. We agreed to pay Ms. Harland the sum of $220,000 annually, at the rate of $18,333.33 monthly. Our board of directors will review this fee from time to time. In addition, Ms. Harland was granted a $50,000 signing bonus and is entitled to a bonus of up to 50 percent of her annual compensation if and when granted by our board of directors subject to the achievement of annual performance criteria as approved by the board. Ms. Harland's duties include (i) execution of our business plan and implementing controls and procedures to ensure structured growth; (ii) identification and performance of due diligence of potential merger and acquisitions targets for our board of directors to review; (iii) developing customer relations and awareness; (iv) developing and maintaining government public relations; and (v) any other duties as determined by our board of directors.

- On October 1, 2004, we executed employment an agreement with Mr. Weissengruber whereby he agreed to act as our president and chief operating officer. The appointment shall be for a term of 36 months at $100,000 annually, to be paid at the rate of $ 8,334.00 monthly. This compensation rate will be reviewed annually by our board of directors, the first such review to occur within 12 months of the starting date. We have the right to terminate the agreement at any time with a payment of twice the remaining compensation rate at the time of termination. These payments may be in the form of either cash or company stock or any combination thereof as determined by our board of directors at that time.

- On October 1, 2004, we executed employment an agreement with D. Brian Robertson whereby he agreed to act as our chief financial officer. The appointment shall be for a term of 36 months at $100,000 annually, to be paid at the rate of $ 8,334.00 monthly. This compensation rate will be reviewed annually by our board of directors, the first such review to occur within 12 months of the starting date. In addition, Mr. Robertson is entitled to a bonus of up to 50 percent of his annual compensation if and when granted by our board of directors subject to the achievement of annual performance criteria as approved by the board. We have the right to terminate the agreement at any time with a payment of twice the remaining compensation rate at the time of termination. These payments may be in the form of either cash or company stock or any combination thereof as determined by our board of directors at that time.

- On October 1, 2004, we executed an agreement with Ameri-can Equipment Sales & Leasing, Inc., an affiliate of Ms. Harland, whereby Ameri-can agreed to advise, assist and provide support for our restructuring and re-organization. The duration of these services is to be from October 1, 2004 to December 31, 2004. We agreed to pay Ameri-can the sum of $150,000.00 in cash to be paid in four payments commencing December 10, 2004.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table presents information regarding the beneficial ownership of all shares of our common stock as of the record date by:

- Each person who beneficially owns more than five percent of the outstanding shares of our common stock;

-    Each  of  our  directors;

-    Each  named  executive  officer;  and

-    All  directors  and  officers  as  a  group.

                                                                COMMON SHARES BENEFICIALLY
                                                               ---------------------------
                                                                        OWNED (2)
                                                                        ---------
NAME OF BENEFICIAL OWNER (1)                                        NUMBER      PERCENT
----------------------------                                   --------------  ----------

Betty-Ann Harland (3) . . . . . . . . . . . . . . . . . . .        15,000,000       30.51
Max Weissengruber . . . . . . . . . . . . . . . . . . . . .               -0-         -0-
D. Brian Robertson (4). . . . . . . . . . . . . . . . . . .         1,726,546        3.51
Douglas Robertson . . . . . . . . . . . . . . . . . . . . .               -0-         -0-
Robert W. Gingell . . . . . . . . . . . . . . . . . . . . .               -0-         -0-
Arthur N. Kelly . . . . . . . . . . . . . . . . . . . . . .               -0-         -0-
                                                               --------------  ----------
All directors and executive officers as a group (six persons)      16,726,546       34.02
                                                               --------------  ----------
Non officer and directors five percent stockholders:
1421209 Ontario Limited . . . . . . . . . . . . . . . . . .         6,000,000       12.21
                                                               --------------  ----------
Total . . . . . . . . . . . . . . . . . . . . . . . . . . .        22,726,546       46.23
                                                               ==============  ==========

_______________
(1) Unless otherwise indicated, the address for each of these stockholders is c/o Ozolutions Inc., 30 Denver Crescent, Suite 200, Toronto, Ontario, Canada M2J 1G8. Also, unless otherwise indicated, each person named in the table above has the sole voting and investment power with respect to our shares of common stock which he beneficially owns.
(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. As of the date of this Annual Report, there were issued and outstanding 49,154,430 shares of our common stock.
(3) Ms. Harland also has proxies to vote 6,000,000 shares of our common stock granted by 1421209 Ontario Limited.
(4) Mr. Robertson owns directly 1,052,440 shares of our common stock and his wife, Margaret Robertson, owns 164,106 shares of our common stock. Mr. Robertson is a controlling stockholder of Arenal Holdings S.A., which owns 510,000 shares of our common stock.

     There are no arrangements, known to us, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of International Development Corp.

     There are no arrangements or understandings among members of both the former and the new control groups and their associates with respect to election of directors or other matters.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

CHANGE OF CONTROL

     On September 23, 2004, Betty-Ann Harland acquired 15,000,000 shares of our common stock, which represented 30.51 percent of our issued and outstanding common stock. In addition, Ms. Harland has proxies to vote 6,000,000 shares of our common stock, granted by 1421209 Ontario Limited. The proxies expire on February 1, 2005. Ms. Harland was elected as our chairman of the board, chief executive officer and director on September 23, 2004.

     On October 12, 2004, 1421209 Ontario Limited granted to us an option to redeem 3,000,000 shares of our common stock, which are currently held in escrow, for a total sum of $25,000.00, payable in two installments. The first installment of $10,000 was paid by us on October 12, 2004, and the balance of $15,000.00 is due on or before February 1, 2005. In the event that we do not pay the second installment of $15,000.00, our option to redeem the 3,000,000 shares of our common stock will terminate. In any event, Betty-Ann Harland will retain her proxies to vote 6,000,000 shares of our common stock, granted by 1421209 Ontario Limited.

ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K.

     (a)  Financial  Statement  Schedules.

     None.

     (b)  Exhibits

EXHIBIT NO.  IDENTIFICATION OF EXHIBIT
-----------  -------------------------

       2.1*  Plan and Agreement of Merger Between Ozolutions, Inc. and International Development Corp. dated
             October 25, 2004 and filed with Definitive Proxy Statement dated November 19, 2004.
       2.4*  Certificate of Designation for the Series A Preferred Stock, filed with Nevada Secretary of State on
             November 9, 2004.
       3.1*  Certificate of Incorporation of Ozolutions, Inc. filed on January 10, 1996 with the State of Delaware.
       3.2*  Articles of Incorporation of International Development Corp. filed on November 9, 2004 with the State of
             Nevada.
      3.19*  Bylaws of International Development Corp.
      3.21*  Articles of Merger filed with the Delaware Secretary of State on December 9, 2004.
      3.22*  Articles of Merger filed with the Nevada Secretary of State on December 9, 2004.
      10.1*  Private Placement Agreement between Ozolutions, Inc., now International Development Corp., and
             Betty-Ann Harland dated September 23, 2004.
      10.2*  Charter of Compensation Committee dated November 15, 2004.
      10.3*  Charter of Audit Committee dated November 15, 2004.
     10.4**  Consulting Agreement dated October 1, 2004 with Betty-Ann Harland.
     10.5**  Employment Agreement dated October 1, 2004 with Max Weissengruber.
     10.6**  Employment Agreement dated October 1, 2004 with D. Brian Robertson.
     10.7**  Consulting Agreement dated October 1, 2004 with Ameri-can Equipment Sales & Leasing, Inc.
     10.8**  Consulting Agreement dated October 1, 2004 with Alexander & Wade, Inc.
       14**  Code of Ethics.
     31.1**  Certification of Betty-Ann Harland, Chief Executive Officer of International Development Corp.,
             pursuant to 18 U.S.C. Sec.1350, as adopted pursuant to Sec.302 of the Sarbanes-Oxley Act of 2002.
     31.2**  Certification of D. Brian Robertson, Chief Financial Officer of International Development Corp., pursuant to 18 U.S.C. Sec.1350, as adopted pursuant to Sec.302 of the Sarbanes-Oxley Act of 2002.
     32.1**  Certification of Betty-Ann Harland, Chief Executive Officer of International Development Corp.,
             pursuant to 18 U.S.C. Sec.1350, as adopted pursuant to Sec.906 of the Sarbanes-Oxley Act of 2002.
     32.2**  Certification of D. Brian Robertson, Chief Financial Officer of International Development Corp., pursuant to 18 U.S.C. Sec.1350, as adopted pursuant to Sec.906 of the Sarbanes-Oxley Act of 2002.

_______________

*     Previously  Filed
**     Filed  Herewith

     (c)  Reports  on  Form  8-K.

     Form 8-K filed on June 18, 2004 with respect to a press release to advise our shareholders and public investors of a possible scam involving private offers to purchase our common stock.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

AUDIT  FEES

     The aggregate fees billed by Rotenberg & Company, LLP for professional services rendered for the audit of our annual financial statements for fiscal year ended August 31, 2004 were $36,556.

AUDIT-RELATED  FEES

     There were no aggregate audit-related fees billed by Rotenberg & Company, LLP for professional services rendered for the audit of our annual financial statements for fiscal year ended August 31, 2004.

TAX  FEES

     The aggregate tax fees billed by Rotenberg & Company, LLP for professional services rendered for tax services for fiscal year ended August 31, 2004 were $2,095.

ALL OTHER FEES

     There were no other fees billed by Rotenberg & Company, LLP for professional services rendered, other than as stated under the captions Audit Fees, Audit-Related Fees, and Tax Fees.

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       INTERNATIONAL DEVELOPMENT CORP.

Date: February 22, 2005.

                                       By  /s/  Betty-Ann  Harland
                                         ---------------------------------------
                                           Betty-Ann  Harland,
                                           Chief  Executive  Officer

                                OZOLOUTIONS, INC

                              MANAGEMENT AGREEMENT

Dear Mrs. Harland:

The following consulting Agreement between Ozolutions, Inc. (The Company or OI) and Harland McCall Inc. or HMI outlines the terms under which Betty Harland will perform the consulting services for the company.

1.   Service:

     Chairman  &  CEO

     Betty Harland will perform consulting services as directed by the board of directors as defined here and in section five below.

2.   Term:

     The contract shall be for a term of sixty months (five years) commencing on the 1st day of October 2004.

3.   Compensation:

     a) Fee of $US 220,000 annually, to be invoiced to the Company at the rate of $ 18,333.33 monthly. The Board of Directors will review this fee from time to time.

     b)   HMI and or Betty Harland will be granted $50,000 signing bonus.

     c) Entitlement to a bonus of up to 50% of annual fee if and when granted by the Board of Directors subject to the achievement of annual performance criteria as approved by the Board.

     d) HMI will invoice the company monthly for Mrs. Harland's out of pocket expenses such as travel, meals and entertainment and other such expenses related to the execution of his duties, including $1,000 per month as an automobile allowance.

4.   Non competition:

     The Contract will contain the usual provision prohibiting you from competing with the company for a period of two (2) years from the expiry or termination of your services.

5.   Duties:

     Your duties shall include:

     - Execute the company business plan and implement controls and procedures to insure structured company growth.
     - Identify and perform due diligence of potential merger and acquisitions targets for Board of Directors review. Execute approved transactions as directed and integrate the new businesses into the company business plan
     -    Develop customer relations and awareness of the OI
     -    Develop and Maintain government public relations
     -    Any other duties as determined by the Board of Directors

6.   Termination for any reason:

     The Company shall have the right to terminate your contract at any time with a payment of twice the outstanding fee remaining on the term of the contract at the time of termination, plus a cash settlement of $1,000,000. The fee payments will be in the form of cash.

7.   Termination by consultant:

     The consultant shall provide a minimum of two (2) months notice prior to termination of the contract.

Please sign this letter below to indicate your agreement with the above terms.

Yours truly,



Max Weissengruber
President
Ozolutions Inc.

Agreed this 1st day of October 2004.


_____________________________
Harland McCall Inc.

                                 OZOLUTIONS INC.

                              EMPLOYMENT AGREEMENT
                                       FOR
                                PRESIDENT AND COO

Dear Mr. Weisengruber:

The following employment agreement between Ozolutions Inc(The Company or OI) and Max Weissengruber outlines the terms of your contract as President and COO of the company.

1.   Position

     You will be appointed as President and COO of the Company.

2.   Term

     The appointment shall be for a term of thirty-six month (three years) commencing on the 1st day of October 2004.

3.   Compensation

     a) Annual compensation of $US 100,000 annually, to be invoiced by you to the Company at the rate of $ 8,334.00 monthly. This compensation rate will be reviewed annually by the Board of Directors, the first such review to occur within twelve months of the starting date.

     b) You will be entitled to participate in the company's stock option plan when grants are determined by the Board of Directors.

     c) You will be entitled to a cash or stock bonus of up to 50% of your annual compensation if and when granted by the Board of Directors subject to the achievement of annual performance criteria as approved by the Board.

     d) You will invoice the company periodically for your out of pocket expenses such as travel, meals and entertainment and other such expenses related to the execution of your duties.

     e) You will be entitled to receive a payment of $300.00 per month as an automobile allowance.

4.   Non competition

     The Contract will contain the usual provision prohibiting you from competing with the company anywhere in the world for a period of two (2) years from the expiry or termination of your services.

5.   Duties

     Your duties shall include:

     -    Day to day management responsibility for the company
     - Management of all senior managers and execute the companies business plan
     -    Developing customer relations and awareness of OI's business
     -    Maintaining investor and public relations
     -    Any other duties as determined by the CEO and Board of Directors

6.   Termination for any reason

     The Company shall have the right to terminate your contract at any time with a payment of twice your remaining compensation rate at the time of termination. These payments will be in the form of either cash or company stock or any combination thereof as determined by the Board of Directors at that time.

7.   Termination by Employee

     The Employee shall provide a minimum of two (2) months notice of his desire to terminate the contract.

Please sign this letter below to indicate your agreement with the above terms.


Yours truly



Betty Harland
Chairman & CEO
Ozolutions Inc.


Agreed this 1st day of October, 2004.



_____________________________
Max Weissengruber

                                 OZOLUTIONS INC.

                              EMPLOYMENT AGREEMENT
                                       FOR
                                       CFO

Dear Mr. Robertson:

The following employment agreement between Ozolutions Inc. (The Company or OI) and Brain Robertson outlines the terms of your contract as CFO of the company.

1.   Position

     You will be appointed as CFO of the Company.

2.   Term

     The appointment shall be for a term of thirty-six month (three years) commencing on the 1st day of October 2004.

3.   Compensation

     a) Annual compensation of $US 100,000 annually, to be invoiced by you to the Company at the rate of $ 8,334.00 monthly. This compensation rate will be reviewed annually by the Board of Directors, the first such review to occur within twelve months of the starting date.

     b) You will be entitled to participate in the company's stock option plan when grants are determined by the Board of Directors.

     c) You will be entitled to a cash or stock bonus of up to 50% of your annual compensation if and when granted by the Board of Directors subject to the achievement of annual performance criteria as approved by the Board.

     d) You will invoice the company periodically for your out of pocket expenses such as travel, meals and entertainment and other such expenses related to the execution of your duties.

     e) You will be entitled to receive a payment of $300.00 per month as an automobile allowance.

4.   Non competition

     The Contract will contain the usual provision prohibiting you from competing with the company anywhere in the world for a period of two (2) years from the expiry or termination of your services.

5.   Duties

     Your duties shall include:

     -    Day to day financial management of the company
     - Preparation of financial reports, forecasts, budgets etc. to ensure effective management and financial reporting
     -    Supervision of finance department staff
     -    Assure compliance with all regulatory authorities
     - Liaison with auditors, Audit Committee, Compensation Committee, Board of Directors, Investors and financial institutions
     -    Any other duties as determined by the CEO

6.   Termination for any reason

     The Company shall have the right to terminate your contract at any time with a payment of twice your remaining compensation rate at the time of termination. These payments will be in the form of either cash or company stock or any combination thereof as determined by the Board of Directors at that time.

7.   Termination by Employee

     The Employee shall provide a minimum of two (2) months notice of his desire to terminate the contract.

Please sign this letter below to indicate your agreement with the above terms.

Yours truly



Betty Harland
Chairman & CEO
Ozolutions Inc.

Agreed this 1st day of October, 2004.



_____________________________
Brain Robertson

                      INDEPENDENT CLIENT SERVICE AGREEMENT

This Agreement is made and entered into by and between Ozolutions Inc., 30 Denver Cresent, Suite 200, Toronto, Canada M2J 1G8, telephone number 416-490-0254, (hereinafter "Client") and Ameri-can Equipment Sales& Leasing Inc., (hereinafter "Contractor") with principal offices at 5050 DeSorel #110, Montreal, Quebec H4P 1G5 telephone number 416- 346-1705.

Whereas, Contractor declares it is engaged in an independent business, and has complied with all federal, state and local laws regarding business permits, insurances and licenses of any kind that may be required to carry out said business and the tasks to be performed under this Agreement. Contractor also declares that it has and does provide similar product or services to other Clients in addition to contract services provided to Client.

Whereas, Contractor operates a legitimate business and desires to provide services for Client as set forth herein.

THEREFORE, IN CONSIDERATION OF THE FOREGOING REPRESENTATIONS AND THE FOLLOWING TERMS AND CONDITIONS, THE PARTIES AGREE:

     1. SERVICES TO BE PERFORMED. Client engages Contractor and Contractor agrees to advice, assist and provide support for the restructuring and re-organization of Ozolutions . The duration of these services is to be from October 1, 2004 to December 31, 2004.

     2. TERMS OF PAYMENT. Client will pay Contractor $150,000.00 in cash. to be paid in 4 payments comencing December 10, 2004.

     3. EXPENSE REIMBURSEMENT. Client shall reimburse Contractor and make payment for requested or necessary pre-approved travel and expenses from Contractor's home base. Any such charges or requests for reimbursement for these agreed charges shall be invoiced and may be paid separately by Client either to Contractor or to the independent supplier for which reimbursement is sought.

     4. CONTROL. Contractor retains the sole and exclusive right to control or direct the manner or means by which the work described herein is to be performed. Client retains only the right to control the end product or quality of service delivered to insure its conformity with Client specifications and the provisions herein.

     5. PAYROLL OR EMPLOYMENT TAXES. No payroll, income tax withholding or employment taxes of any kind shall be withheld or paid by Client with respect to payments to Contractor. The taxes that are the subject of this paragraph include but are not limited to FICA, FUTA, federal personal income tax, state personal income tax, state disability insurance tax, and state unemployment insurance tax. Contractor represents and covenants that it has and will file and pay all such payroll, self employment, employment, worker's compensation, withholding and other taxes and reports as the same might be legally due and payable to all applicable state and federal authorities. The Contractor will not be treated as an employee for state or federal tax purposes. Contractor hereby indemnifies and holds harmless Client from any and all duty or obligation whatsoever relating to the payment or filing for any and all such taxes, penalties and interest.

     6. WORKER'S COMPENSATION. No workers compensation insurance has been or will be obtained by Client on account of Contractor or Contractor's employees. Contractor shall register and comply with all applicable workers' compensation laws in all applicable states and Contractor releases and indemnifies Client from all liability as to working conditions and the safety or possible injury of Contractor and its employees.

     7. TERMINATION. This Agreement covers and relates to services to be provided for approximately the next three months from the effective signing date hereof. It may be renewed on a monthly basis with the agreement of the parties.

     8. The parties agree that a facsimile signature shall have the same effect as an actual signature.

Agreed to be effective this 1st day of October 2004 at the City of Toronto, Ontario.


          ("CLIENT")                               ("CONTRACTOR")

Ozolutions Inc.                         Ameri-can Equipment Sales & Leasing Inc.



---------------------------------       -------------------------------------
Signature                               Signature

Max weissengruber                       Sydney Harland
---------------------------------       -------------------------------------
Printed  Name                           Printed name

President                               Contractor
         ------------------------       -------------------------------------
Title                                   Title

                   INDEPENDENT CLIENT SERVICE AGREEMENT (ISCA)

     This Agreement is made and entered into by and between OZOLUTIONS, INC. (OTCBB: OZLU) 30 Denver Crescent, Suite 200, Toronto, Canada M2J1G8, telephone number 416-490-0254, fax number 416-495-8625, email: harmuir@aol.com,
                                                           ---------------
(hereinafter "Client") and ALEXANDER & WADE, INC. and Francis A. Zubrowski (hereinafter "Contractor") with principal offices at 8880 Rio San Diego Drive, 8th Floor, San Diego, CA 92108, telephone number 619-209-6049, fax number 619-209-6079, email: faz@theawi.com.
                       --------------

     Whereas, Contractor declares it is engaged in an independent business, and has complied with all federal, state and local laws regarding business permits, insurances and licenses of any kind that may be required to carry out said business and the tasks to be performed under this Agreement. Contractor also declares that it has and does provide similar product or services to other Clients in addition to contract Services provided to Client.

     Whereas, Contractor operates a legitimate business and desires to provide services for Client as set forth herein.

     THEREFORE, IN CONSIDERATION OF THE FOREGOING REPRESENTATIONS AND THE FOLLOWING TERMS AND CONDITIONS, THE PARTIES AGREE:

     1. SERVICES TO BE PERFORMED. Client engages Contractor and Contractor agree to:

          a. Advise, assist in reviewing Client's customer business portfolios and other business assets.

          b. Advise, assist and provide business contacts to Client for possible sale of products.

          c. Advise, assist and provide business management and infrastructure consulting services,

     2. TERMS OF PAYMENT. Client shall pay Contractor for the above described Services, as the same are reasonably and acceptably provided and within five (5) days after receipt of a detailed invoice or billing therefore. Payments are to be made, costs and fees to be reimbursed and prices to he charged as follows until otherwise agreed in writing:

          a. Contractor will receive a NON-REFUNDABLE monthly consultant fee of $15,000 in a cash payment payable on the 1st of each month commencing October 1, 2004. These fees are earned upon receipt of invoice. The payment terms expire on or about December 31, 2004.

          b. Contractor will receive $100.00 from Client for any wire fees and or any returned check(s). Contractor will receive $1,000.00 per month until payments are paid in full (maximum 5 months or $5,000) from Client for any ICSA payment not received within 30 days after the due date,

          c. Contractor will receive a mutually agreed percentage of any new business development procured by Contractor for a period of two years from the date of a signed business agreement between Client and New Customers.

          d.     Conversion  of  Consulting  Fee  of  Client's  Common  Stock If
                 ---------------------------------------------------------------
Applicable.  At the options of the Contractor, any outstanding unpaid consulting
----------
fee shall he convertible, at any time and from time to time, into such number of fully paid and nonassessable shares of the client's Common Stock by the Conversion Price (as defined below) in effect at the time of conversion. The
Conversion Price at which shares of Common Stock shall be deliverable upon written conversion request by Contractor. Each conversion request shall he less than 5% of the outstanding issued common stock of the corporation. The Conversion Price shall be the lower of (i) 110% of the average Closing Bid Price of the shares of Common Stock for the three (3) trading days immediately preceding the Initial Closing Date (as defined in the Securities Purchase Agreement) or (ii) 75% of the average of the three lowest Closing Bid Prices of the shares of common Stock for the thirty (30) trading days immediately preceding the Conversion Date (as hereinafter defined). For purposes of these Articles of Amendment, the term "Closing Bid

Price" means, for any security as of any date, the closing bid price on the principal securities exchange or trading market where the Common Stock is listed or traded as reported by Bloomberg, L.P. ("Bloomberg") or, if applicable, the closing bid price of the Common Stock in the over-the-counter market in the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price is reported for the Common Stock by Bloomberg, then the average of the bid prices of any market makers for such security as reported in the "pink sheets" by the National Quotation Bureau, Inc. "Trading Day" shall mean any day on which the Corporation's Common Stock is traded for any period on the principal securities exchange or other securities market on which the Common Stock is then being traded.

     3. EXPENSES AND EXPENSE REIMBURSEMENT. Client shall reimburse Contractor and make payment for requested or necessary pre-approved travel and expenses from Contractor's home base. Any such charges or requests for reimbursement for these agreed charges shall be invoiced and may be paid separately by Client either to Contractor or to the independent supplier for which reimbursement is sought.

     Client shall reimburse contractor a Hiring Fee of $100,000, in the event the Client hires or retains any of the Contractor's consultants or staffs within twelve months from the termination date of this agreement. This fee shall be payable 5 days after the receipt of an invoice.

     CLIENT ACKNOWLEDGES THE CONTRACTOR IS NOT AN ATTORNEY NOR A CERTIFIED PUBLIC ACCOUNTANT OR AN AUDITOR OR A BROKER/DEALER OR A MARKET MAKER. CLIENT MUST SEEK THEIR OWN ATTORNEY AND CERTIFIED PUBLIC ACCOUNTANT FOR OPINIONS AND CONSENTS. Any expenses arise from these professional firms shall be the responsibilities of the Client or their merger Candidate. Contractor estimates these legal, audit, filings, edgarizing and other related expenses shall be approximately $100,000 to $150,000. These expenses are paid directly to the service performing parties and not to the Contractor.

     Client further acknowledges there may be additional costs and percentage of equity of Client's common stocks to acquire a spin-off merger or stock exchange company. The exact costs and percentages will be mutually approved by all parties prior to completion of such transaction.

     4. CONTROL. Contractor retains the sole and exclusive right to control or direct the manner or means by which the work described herein is to be performed. Client retains only the right to control the end product or quality of service delivered to insure its conformity with Client specifications and the provisions herein.

     5. PAYROLL OR EMPLOYMENT TAXES. No payroll, income withholding or employment taxes of any kind shall be withheld or paid by Client with respect to payments to Contractor. The taxes that are the subject of this paragraph include but are not limited o FICA, FUTA, federal personal income tax, state personal income tax, state disability insurance tax, and state unemployment insurance tax. Contractor represents and covenants that it has and will file and pay all such payroll, self employment, employment, worker's compensation, withholding and other taxes and reports as the same might be legally due and payable to all applicable state and federal authorities. The Contractor will not be treated as at, employee for state or federal tax purposes. Contractor hereby indemnities and holds harmless Client from any and all duty or obligation whatsoever relating to the payment or filing for any and all such taxes, penalties and interest, Contractor represents that its federal employer identification number is (AWl) 88-0484416 and (FAZ) ###-##-####.

     6. WORKER'S COMPENSATION. No workers compensation insurance has been or will be obtained by Client on account of Contractor or Contractor's employees. Contractor shall register and comply with all applicable workers' compensation laws in all applicable states and Contractor releases and indemnifies Client from all liability as to working conditions and the safety or possible injury of Contractor and its employees.

     7. TERMINATION. This Agreement covers and relates to services to be provided for approximately the next 90 days from the effective signing date hereof. It may be renewed on a monthly basis with the agreement of the parties. Either party may terminate this agreement by providing the other party a written 15 days notice,

     8. The parties agree that a facsimile signature shall have the same effect as an actual signature.

     Agreed to he effective this 1st day of October 2004 at City of San Diego, San Diego County, California.

OZOLUTIONS, INC.                                 ALEXANDER & WADE, INC.
("CLIENT")                                       ("CONTRACTOR")



/s/ Max Weissengruber                            /s/ Francis A. Zubrowski
------------------------------                  ------------------------------
Signature                                        Signature

Max Weissengruber                                Francis A. Zubrowski
------------------------------                  ------------------------------
Printed Name                                     Printed Name

President & COO                                  CEO
------------------------------                  ------------------------------
Title                                            Title


                                                 FRANCIS A. ZUBROWSKI
                                                 ("INDIVIDUAL")



                                                 /s/ Francis A. Zubrowski
                                                 -----------------------------
                                                 Signature

                                                 Francis A. Zubrowski
                                                 -----------------------------
                                                 Printed Name

                                                                      EXHIBIT 14

                       CODE OF ETHICS FOR SENIOR EXECUTIVE
                      OFFICER AND SENIOR FINANCIAL OFFICERS

     In addition to the Code of Business Conduct and Ethics of International Development Corp. (the "Company") that apply to all employees and directors of the Company, the CEO and all financial officers, including the principal financial officer and the principal accounting officer, are bound by the provisions set out below. Collectively the Officers of the Company to whom this Code of Ethics applies are called "the Officers."

     1. The Officers are responsible for full, fair, accurate, timely and understandable disclosure in all periodic reports and financial disclosures required to be filed by the Company with the SEC or disclosed to stockholders and/or the public.

     2. Therefore, the Officers shall immediately bring to the attention of the Audit Committee, [or Disclosure Compliance Officer], any material information of which the employee becomes aware that affects the disclosures made by the Company in its public filings and assist the Audit Committee [or Disclosure Compliance Officer] in fulfilling its responsibilities for full, fair, accurate, timely and understandable disclosure in all periodic reports required to be filed with the SEC.

     3. Each of the Officers shall immediately bring to the attention of the Audit Committee [or Disclosure Compliance Officer] any information he may have concerning:

          (a) Defects, deficiencies, or discrepancies related to the design or operation of internal controls which may affect the Company's ability to accurately record, process, summarize, report and disclose its financial data or

          (b) Any fraud, whether or not material, that involves management or other employees who have influential roles in the Company's financial reporting, disclosures or internal controls.

     4. The Officers shall promptly notify the Company's General Counsel, or the CEO as well as the Audit Committee of any information he or she may have concerning any violation of the Company's Code of Ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

     5. The Officers shall immediately bring to the attention of the General Counsel or the CEO and the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulation applicable to the Company and the operation of its business, by the Company or any agent of the Company.

     6. The Board of Directors shall determine, or designate appropriate persons to determine, the appropriate actions to be taken in the event of a reported violation of the Code of Ethics. The actions taken shall be designed to deter wrongdoing and to promote accountability for adherence to the Code of Ethics. Such action may include a written notice to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension without pay or benefits (as determined by the Board) and termination of employment.

     In determining what action should be taken, the Board, or its designee, shall take into account all relevant information, including

     -    The  nature  and  severity  of  the  violation;

     - Whether the violations was a single occurrence or repeated occurrences;

     -    Whether the violation appears to have been intentional or inadvertent;

     - Whether the individual in question had been advised prior to the violation as to the proper course of action; and

     - Whether or not the individual in question has committed other violations in the past.

                                                                    EXHIBIT 31.1
Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Betty-Ann Harland, certify that:

1.   I  have  reviewed  this  Form  10-KSB/A of International Development Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods present in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financing reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involved management or other employees who have a significant rile in the small business issuer's internal control over financial reporting.

Date: January 6, 2006.

  /s/ Betty-Ann Harland
Betty-Ann Harland, Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I,  D.  Brian  Robertson,  certify  that:

1.   I  have  reviewed  this  Form  10-KSB/A of International Development Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods present in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financing reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involved management or other employees who have a significant rile in the small business issuer's internal control over financial reporting.


Date: January 6, 2006.

  /s/ D. Brian Robertson
D. Brian Robertson, Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying Annual Report On Form 10-KSB/A of International Development Corp., I, Betty-Ann Harland, Chief Executive Officer of International Development Corp., hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:

1.   Such Annual Report on Form 10-KSB/A fully complies with the requirements of section  13(a)  or  15(d)  of  the  Securities  Exchange  Act  of 1934; and

2. The information contained in such Annual Report on Form 10-KSB/A fairly presents, in all material respects, the financial condition and results of operations of International Development Corp.

Dated: January 6, 2006.

  /s/  Betty-Ann Harland
    Betty-Ann Harland, Chief Executive Officer of
    International Development Corp.

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying Annual Report On Form 10-KSB/A of International Development Corp., I, D. Brian Robertson, Chief Financial Officer of International Development Corp., hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:

1.   Such Annual Report on Form 10-KSB/A fully complies with the requirements of section  13(a)  or  15(d)  of  the  Securities  Exchange  Act  of 1934; and

2. The information contained in such Annual Report on Form 10-KSB/A fairly presents, in all material respects, the financial condition and results of operations of International Development Corp.

Dated: January 6, 2006.

  /s/  D. Brian Robertson
    D. Brian Robertson, Chief Financial Officer of
    International Development Corp.